    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1995



                                                       REGISTRATION NO. 33-56637

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 NS GROUP, INC.
                             AND OTHER REGISTRANTS
                     (SEE TABLE OF ADDITIONAL REGISTRANTS)

                                    KENTUCKY
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)

                                      3312
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   61-0985936
                                 (IRS EMPLOYER
                             IDENTIFICATION NUMBER)

                            NINTH AND LOWELL STREETS
                            NEWPORT, KENTUCKY 41072
                                 (606) 292-6809
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 JOHN R. PARKER
                         VICE PRESIDENT, TREASURER AND
                            CHIEF FINANCIAL OFFICER
                            NINTH AND LOWELL STREETS
                            NEWPORT, KENTUCKY 41072
                                 (606) 292-6809

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                        COPIES OF ALL CORRESPONDENCE TO:

                              WILLIAM F. SEABAUGH
                                   BRYAN CAVE
                            ONE METROPOLITAN SQUARE
                          211 N. BROADWAY, SUITE 3600
                         ST. LOUIS, MISSOURI 63102-2750
                                 (314) 259-2000
                                GARY L. SELLERS
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                            ------------------------

                                       STATE OR OTHER JURISDICTION OF       I.R.S. EMPLOYER
  NAME OF ADDITIONAL REGISTRANTS       INCORPORATION OR ORGANIZATION     IDENTIFICATION NUMBER
- -----------------------------------    ------------------------------    ---------------------
Erlanger Tubular Corporation                      Oklahoma                     73-1281150
Imperial Adhesives, Inc.                            Ohio                       31-1070331
Koppel Steel Corporation                        Pennsylvania                   25-1635833
Newport Steel Corporation                         Kentucky                     61-1116686
Northern Kentucky Air, Inc.                       Kentucky                     62-1208414
Northern Kentucky Management, Inc.                Kentucky                     61-1014963

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

IF ANY OF THE SECURITIES REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED
                              OR CONTINUOUS BASIS
PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING
BOX / /
                            ------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                                 NS GROUP, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                   ITEM NUMBER AND CAPTION                                LOCATION IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------
 1.  Forepart of the Registration Statement and Outside Front
     Cover Page of Prospectus................................  Outside Front Cover Page
 2.  Inside Front and Outside Back Cover Pages of
     Prospectus..............................................  Inside Front Cover Page; Outside Back Cover
                                                               Page
 3.  Summary Information, Risk Factors and Ratio of Earnings
     to Fixed Charges........................................  Prospectus Summary; Investment
                                                               Considerations; Summary Consolidated
                                                               Financial Data
 4.  Use of Proceeds.........................................  Use of Proceeds
 5.  Determination of Offering Price.........................  *
 6.  Dilution................................................  *
 7.  Selling Security Holders................................  *
 8.  Plan of Distribution....................................  Outside Front Cover Page; Underwriting
 9.  Description of Securities to be Registered..............  Description of the Senior Secured Notes
10.  Interests of Named Experts and Counsel..................  *
11.  Information with Respect to the Registrants
     (a)  Description of Business............................  Business
     (b)  Description of Property............................  Business
     (c)  Legal proceedings..................................  Business
     (d)  Common Equity Securities...........................  *
     (e)  Financial Statements...............................  Consolidated Financial Statements
     (f)  Selected Financial Data............................  Selected Consolidated Financial Data
     (g)  Supplementary Financial Information................  Notes to Selected Consolidated Financial
                                                               Data
     (h)  Management's Discussion and Analysis of Financial
          Condition and Results of Operations................ Management's Discussion and Analysis of
                                                              Financial Condition and Results of
                                                              Operations
     (i)  Changes in and Disagreements with
          Accountants........................................  *
     (j)  Directors and Executive Officers...................  Management
     (k)  Executive Compensation.............................  Management
     (l)  Security Ownership.................................  Principal Stockholders
     (m)  Certain Relationships and Related
          Transactions.......................................  Management; Principal Stockholders;
                                                               Compensation Committee Interlocks and
                                                               Insider Participation; Certain Transactions
12.  Disclosure of Commission Position on Indemnification for
     Securities Act Liabilities..............................  *

- ---------------

*Item is inapplicable or answer is in the negative and is omitted from the Prospectus.



     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


Prospectus (Subject to Completion Dated January 17, 1995)


$125,000,000

NS GROUP, INC.
       % SENIOR SECURED NOTES DUE 2003

NS Group, Inc. (the "Company") is offering (the "Offering") $125,000,000
aggregate principal amount of     % Senior Secured Notes due 2003 (the "Senior
Secured Notes"). Interest on the Senior Secured Notes will be payable
semi-annually on              and              of each year, commencing
             , 1995, at the rate of     % per annum. Up to 40% of the principal
amount of the Senior Secured Notes will be redeemable with the net proceeds of a public equity offering at the option of the Company during the first 36 months
after the date of the Offering at     % of the principal amount thereof plus
accrued interest; provided that at least $75,000,000 principal amount of Senior Secured Notes remains outstanding after such redemption. The Senior Secured Notes will also be redeemable, in whole or in part, at the option of the Company
on and after              , 1999, at the redemption prices set forth herein plus
accrued interest.


The Senior Secured Notes will be obligations of the Company and will rank pari passu with the Company's other unsubordinated Debt. After giving effect to the Offering and the application of certain cash balances of the Company to the payment of debt, as of September 24, 1994, the Company (excluding the Company's Subsidiaries) would have had approximately $154 million of total Debt, of which $29 million would be subordinated to the Senior Notes. The Senior Secured Notes will be secured by intercompany notes issued in favor of the Company by the steel-making Subsidiaries of the Company, in an aggregate amount at least equal to the principal amount of the Senior Secured Notes (the "Intercompany Notes"). The Senior Secured Notes also will be unconditionally guaranteed, jointly and severally, by each Subsidiary of the Company (the "Subsidiary Guarantee"). For each of the Company's steel-making Subsidiaries, its obligations under the Subsidiary Guarantee will be secured by a first priority security interest and its Intercompany Note will be secured by a second priority security interest in its steel-making operations, excluding inventory, accounts receivable and certain intangible property. Each Intercompany Note and the Subsidiary Guarantee will rank pari passu in right of payment with the unsubordinated obligations of the Subsidiaries, including obligations arising in connection with a $45 million working capital facility which will be secured by a first priority security interest in inventory, accounts receivable and certain intangible property and which will be entered into contemporaneously with the Offering. After giving effect to the Offering and the application of certain cash balances of the Company to the payment of debt, as of September 24, 1994, the aggregate amount of total Debt of the Company's Subsidiaries would have been approximately $11 million, all of which would have been unsubordinated and secured.



In the event of a Change of Control, the Company will be obligated to make an offer to purchase all outstanding Senior Secured Notes from the holders of Senior Secured Notes ("Holders") at a redemption price of 101% of the principal amount thereof plus accrued interest. A Change of Control would constitute a default under the working capital facility to be entered into contemporaneously with this Offering and, therefore, the Company may be required to repay all of its outstanding obligations under such working capital facility prior to its redemption of any of the Senior Secured Notes upon such Change of Control. Under certain circumstances, the Company will be obligated to apply the Net Available Cash from asset sales to the purchase of substitute property for use in the Company's business or to make offers to purchase a portion (calculated as set forth herein) of the Senior Secured Notes at a redemption price of 100% of the principal amount thereof plus accrued interest.

    ------------------------------------------------------------------------

SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SENIOR SECURED NOTES.
    ------------------------------------------------------------------------

THE SENIOR SECURED NOTES AND THE GUARANTEES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
    ------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          PRICE TO         UNDERWRITING          PROCEEDS TO
                                         PUBLIC(1)          DISCOUNT(2)         COMPANY(1)(3)
- -------------------------------------------------------------------------------------------------
  PER SENIOR SECURED NOTE            %                 %                    %
  TOTAL                              $                 $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from              , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at
    $             .
    ------------------------------------------------------------------------

The Senior Secured Notes are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the Senior Secured Notes will be made in book-entry form through the facilities of The Depository Trust Company
on or about              , 1995.

CHEMICAL SECURITIES INC.                                         CS FIRST BOSTON

The date of this Prospectus is              , 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR SECURED NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, on which shares of the Company's Common Stock are listed, at 20 Broad Street, New York, New York.

     The Company and the Subsidiaries have filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Senior Secured Notes, and Guarantees thereof, offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including all exhibits thereto, may be inspected and copied in the manner and at the sources described above.

                             ---------------------

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Investment Considerations" for certain factors that should be considered in connection with an investment in the Senior Secured Notes offered hereby. Unless the context otherwise requires, all references to the "Company" refer to NS Group, Inc. and its principal operating subsidiaries, Newport Steel Corporation ("Newport"), Koppel Steel Corporation ("Koppel"), Erlanger Tubular Corporation ("Erlanger") and Imperial Adhesives, Inc. ("Imperial"), and all references to a fiscal year refer to the fiscal year of the Company which ends on the last Saturday of September (for example, references to "fiscal 1994" mean the fiscal year ended September 24, 1994). In October 1993, the Company sold its subsidiary Kentucky Electric Steel Corporation ("KES"). Except as otherwise noted herein, all information in this Prospectus relating to the Company's operations for fiscal 1994 is presented excluding KES. Unless otherwise noted, the sources for all steel industry data in this Prospectus are the American Iron and Steel Institute, an organization which collects and publishes steel industry data ("AISI"), and Pipe Logix, Inc., an industry source which collects and publishes data from oil country tubular goods producers.



     The Company produces specialty steel products consisting of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations; (ii) line pipe used in the transmission of oil, natural gas and other fluids; (iii) special bar quality products primarily used in the manufacture of heavy industrial equipment and off-road vehicles; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. The Company is a significant producer of seamless and welded oil country tubular goods ("OCTG"); in fiscal 1994, the Company's shipments of these products accounted for approximately 13% of total shipments by domestic OCTG producers.



     The Company manufactures these specialty steel products at its two mini-mills, located in Koppel, Pennsylvania and near Newport, Kentucky. The Koppel facilities include modern melting and tubemaking operations and the Newport facility is the only mini-mill with continuous casting capabilities manufacturing welded tubular products in the United States. The Company sold in excess of 561,000 tons of specialty steel products in fiscal 1994.



     The overall domestic market consumption of oil and natural gas related tubular products (oil country tubular goods), such as those manufactured by the Company, declined from approximately 1.9 million tons in 1990 to 1.5 million tons in the twelve month period ended September 1994, primarily due to a decrease in domestic drilling activity. While this decline in consumption has negatively impacted prices for tubular products, the Company was able to increase its shipments to this market from approximately 119,800 tons in fiscal 1990 to approximately 200,000 tons in fiscal 1994. The Company believes it has been able to increase shipments and market share because it has consistently invested in new assets (including the Koppel facilities acquired in fiscal 1991) and has improved its steel-making operations. Since fiscal 1990, the year before the Company installed a continuous slab caster at its Newport facilities, manufacturing costs (excluding the costs of depreciation and steel scrap) at the Newport facilities have declined by approximately 14%, or $40 per ton shipped. Since fiscal 1992, the first full year of operations of the Koppel facilities, operating improvements and production and shipment increases have resulted in a reduction of manufacturing costs (excluding the costs of depreciation and steel scrap) at the Koppel facilities of approximately 11%, or $43 per ton shipped.


     A separate subsidiary of the Company, Imperial, manufactures industrial adhesive products, and accounted for 11% of the Company's net sales for fiscal 1994.

     In October 1993, to improve its financial flexibility, the Company sold KES, a manufacturer of special bar quality products, for cash and stock totaling $50.4 million. KES had been acquired by the Company in 1986 for approximately $7.3 million.

SPECIALTY STEEL PRODUCTS


     Oil Country Tubular Goods. The Company is a significant producer of seamless and welded OCTG, which represented 38% of the Company's net sales for fiscal 1994. OCTG products are used as production tubing, drill pipe and casing in oil and natural gas drilling and production applications. For fiscal 1994, the Company's shipments of OCTG products accounted for approximately 13% of total shipments by domestic OCTG producers. In the seamless production tubing market segment, which represented 11% of the

Company's net sales for fiscal 1994, the Company is one of only two domestic producers; there are several foreign producers.

     Line Pipe. The Company is a significant producer of line pipe, which represented 14% of the Company's net sales for fiscal 1994. The Company's line pipe products range in size from 1.9 to 12.75 inches in outside diameter, and are used in gathering lines for the transportation of oil and natural gas at drilling sites and in transmission lines by both gas utility and transmission companies. The Company's shipments represented approximately 15% of total small diameter shipments of line pipe (16 inches and under in outside diameter) by domestic producers during fiscal 1994.

     Special Bar Quality Products. The Company manufactures special bar quality ("SBQ") products, which represented 21% of the Company's net sales for fiscal 1994. The Company focuses on larger dimension SBQ products which are primarily used by forgers and original equipment manufacturers of heavy machinery and off-road vehicles.

     Hot Rolled Coils. The Company also manufactures hot rolled coils, which represented 5% of the Company's net sales for fiscal 1994. These products are sold to service centers and other manufacturers for use in high strength applications. The Company significantly increased shipments of hot rolled coils during fiscal 1994 and, due to the current favorable conditions in this market, the Company believes it can continue to increase its sales of hot rolled coils in fiscal 1995.

STRATEGY

     The Company's business strategy is to increase its sales and improve its results by: (i) implementing capital improvements; (ii) continuing to reduce its operating costs; (iii) positioning the Company to take advantage of potential upturns in its end user markets; and (iv) improving its overall financial flexibility and capital structure.


     Implement Capital Improvement Program. The Company intends to implement a three year, $25.8 million capital expenditure program designed to further reduce its operating costs, improve quality and enhance its market position. The program includes eight projects, each of which will allow the Company to achieve productivity improvements and reduce operating costs through the elimination of redundant or less efficient operations and processes and are anticipated to result in total estimated annual operating benefits of approximately $13.4 million before depreciation. The Company intends to complete four of these projects in fiscal 1995 for an estimated aggregate cost of approximately $3.4 million. These four projects are anticipated to result in estimated operating benefits of approximately $2.3 million annually before depreciation.


     Implementation of the program is dependent on future market conditions, satisfactory completion of engineering studies, the likelihood of realizing the estimated operating benefits and the availability of funds. Although the anticipated operating benefits estimates are based upon fiscal 1994 shipment levels and product mix, assumptions that management believes are reasonable, there can be no assurance that the Company will be able to achieve such operating benefits.


     Reduce Operating Costs. The Company has consistently reinvested in its physical facilities and undertaken initiatives to streamline operations and reduce operating costs per ton. In addition to capital investments in its facilities, the Company continually seeks to reduce other operating costs such as labor, raw material and transportation expenses. In April 1994, the Company negotiated a new five year labor contract with union employees at its Newport facilities which allows the Company to consolidate certain jobs and, along with changes in incentive and benefit plans, will result in savings that the Company believes will total approximately $1.0 million per year beginning in fiscal 1995. During fiscal 1994, the Company implemented operational changes at its Koppel facilities that should substantially eliminate the need to grind blooms, and thereby reduce production costs for its SBQ products. Based on 1994 shipment levels, the Company believes these operating changes at Koppel will result in anticipated annual operating benefits of approximately $0.5 million. In the first quarter of fiscal 1995, the Company has implemented additional changes at both the Koppel and Newport facilities to further reduce operating costs. For example, the Company upgraded the two ladle cranes in Newport's melt shop to improve productivity, increase yields and reduce refractory costs. Based on fiscal 1994 shipment levels, the Company believes these upgrades will result in anticipated annual operating benefits of approximately $0.6 million. See "Business -- Operating Cost Improvements" and "Business -- Strategy -- Reduce Operating Costs."

     Position for Market Upturns. The Company's operating strategy is to maintain an active market presence through all phases of its customers' business cycles. During market downturns, the Company has followed this strategy by maintaining production while at the same time reducing costs and investing in its facilities. This strategy has allowed the Company to maintain and improve its market presence and customer relationships during difficult market conditions. The Company believes it is well-positioned to take advantage of market upturns as they occur. During fiscal 1994, as a result of strong market demand for SBQ products, the Company increased its shipments and average selling price of SBQ products by 44% and 11%, respectively, excluding KES. The Company's Koppel and Newport tubemaking facilities operated at approximately 51% and 47% of capacity, respectively, for fiscal 1994. Consequently, the Company has significant excess production capacity that it believes it can readily access with minimal additional fixed costs should the OCTG markets improve.



     Improve Financial Flexibility and Capital Structure. The Offering is part of the Company's long-term plan to improve its financial flexibility and its capital structure by reducing its financial leverage. In conjunction with the closing of the Offering, the Company will use a portion of its existing cash balances to reduce its total debt outstanding. Concurrently with the Offering, the Company will enter into a $45 million three year working capital facility, which is expected to be undrawn upon completion of the Offering. Upon completion of the Offering, the Company's aggregate cash, short-term investments and borrowing capacity under the new credit facility will total approximately $ million, and based on the Company's debt outstanding after the Offering, it will have minimal term debt amortization requirements over the next five years. The Company also may further reduce its financial leverage in the future by raising funds through the issuance of additional equity to retire a portion of its long-term debt at such time that its financial results and general market conditions support an acceptable equity offering; there can be no assurances, however, when or if and for what amount the Company will complete an equity offering.


RECENT DEVELOPMENTS


     Following a recent industry trend, the Company joined with most other domestic tubular product manufacturers in announcing selling price increases effective for new orders of seamless and welded OCTG and line pipe products shipped after October 1, 1994. These announced price increases ranged from $20 to $40 per ton depending on the type of product, and affect substantially all of the Company's tubular products. In addition, the Company's tubular product shipments and order book have been increasing since midsummer of 1994. The Company's total OCTG shipments for the quarter ended September 1994 increased by 33% over shipments in the quarter ended June 1994, and the Company's order book, most of which is scheduled for delivery within 120 days, increased to 89,100 tons at the end of September 1994 from 72,600 tons at the end of June 1994. By the end of October 1994, the order book had risen to 89,700 tons. In early November 1994, again following an industry trend, the Company announced further price increases for its seamless and welded OCTG and line pipe products which are effective for all products shipped after January 1, 1995. These additional announced price increases range from $20 to $30 per ton.



     As a result of the recent increases in the Company's tubular product shipments, the Company's capacity utilization rates in the fourth quarter of fiscal 1994 increased to over 57% and 54%, respectively, at its Koppel and Newport tubemaking facilities, after averaging 48% and 43%, respectively, for the first nine months of fiscal 1994. The Company intends to further increase production and has recently begun hiring and training a third production crew at its Koppel tubemaking facilities.



     The Company has also continued to experience increases in its shipments and selling prices of SBQ products and hot rolled coils. In September 1994, the Company announced a price increase averaging $10 per ton on its SBQ products effective for shipments after October 1, 1994, and announced another increase on its SBQ products of $25 per ton effective for shipments beginning January 1, 1995. Similar price increases have been announced by other SBQ producers. The Company's order book for SBQ products totaled approximately 41,100 tons at the end of September 1994 compared with approximately 37,400 tons at the end of June 1994.



     In November 1994, the Company signed a five year labor agreement with the United Steelworkers of America ("USWA") for the Koppel hourly workforce which includes a net increase in labor costs of approximately 3% per year. The Company estimates this contract will result in an average increase in labor costs of approximately $0.5 million per year.

                                  THE OFFERING

Securities.................  $125,000,000 aggregate principal amount of      %
                             Senior Secured Notes due 2003.

Interest Payment Dates.....  The Senior Secured Notes will bear interest from
                             the date of issuance at the rate of      % per
                             annum and will be payable semi-annually on
                                           and               of each year,
                             commencing               , 1995.

Equity Redemption..........  During the first 36 months after the Offering, the
                             Company may redeem up to 40% of the principal amount of the outstanding Senior Secured Notes with the net proceeds of a public offering of common
                             stock of the Company (the "Common Stock") at      %
                             of the principal amount thereof plus accrued interest to the redemption date; provided that at least $75,000,000 principal amount of the Senior Secured Notes remains outstanding after such redemption.

Optional Redemption........  The Senior Secured Notes may be redeemed at the option of the Company, at any time as a whole, or from time to time in part, on and after
                                           , 1999, initially at      % of their
                             principal amount, plus accrued interest to the date of redemption, and declining ratably to par on
                                           , 2001.


Security...................  The Senior Secured Notes will be secured by
                             Intercompany Notes issued in favor of the Company by Newport, Koppel and Erlanger and will be guaranteed by each Subsidiary. For each of Newport, Koppel and Erlanger, its obligations under the Subsidiary Guarantee will be secured by a first priority security interest and its Intercompany Note will be secured by a second priority security interest in its steel-making operations, excluding inventory, accounts receivable and certain intangible property. The Credit Facility (as defined below) and the guaranty executed in connection therewith will be secured by a lien on the inventory, accounts receivable and certain intangible property of the Company and its Subsidiaries.



Ranking....................  The Senior Secured Notes will be obligations of the
                             Company and will rank pari passu in right of payment with any existing and future unsubordinated Debt (as defined herein) of the Company, including obligations arising under the Company's guarantee of the Credit Facility (as defined below). Each Intercompany Note and obligations under the Subsidiary Guarantee will rank pari passu in right of payment with any existing and future unsubordinated Debt of the applicable Subsidiary. Contemporaneously with the Offering, the Company will enter into a $45 million three year working capital facility (the "Credit Facility"). The Company and its Subsidiaries that are not borrowers under the Credit Facility will execute a guaranty of the obligations arising thereunder. The obligations of each Subsidiary arising in connection with the Credit Facility or the related guaranty, as applicable, will rank pari passu with the applicable Subsidiary's obligations under its Intercompany Note and/or Subsidiary Guarantee.


Change of Control..........  In the event of a Change of Control (as defined herein), Holders will have the right to require the Company to purchase all Senior Secured Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

                             A Change of Control would constitute a default under the Credit Facility. Upon a Change of Control, the Company may be required to repay all of its outstanding obligations under the Credit Facility prior to its redemption of any of the Senior Secured Notes pursuant to the Indenture. If a Change of Control were to occur, the Company might be unable to repay all of its obligations under the Credit Facility, to purchase all of the Senior Secured Notes tendered and to repay other Indebtedness that may become payable upon the occurrence of a Change of Control.


Covenants..................  The Indenture under which the Senior Secured Notes will be issued will contain certain restrictive covenants that, among other things, will limit the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue or sell stock of its subsidiaries; transfer assets to its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to pay dividends and make distributions; engage in mergers, consolidations and transfers of substantially all of the Company's assets; and make certain investments, loans and advances.

Asset Sale Offers..........  The Net Available Cash (as defined herein) from sales or other dispositions of Collateral (as defined herein) shall become subject to the lien of the Indenture and the Security Documents (as defined herein). In the event the Net Available Cash from Asset Sales (with certain exceptions) equals or exceeds $5,000,000, the Company shall elect, within 360 days of such date, to either apply such cash to the acquisition of assets that, upon purchase, shall become subject to the lien of the Security Documents if the Net Available Cash represents Collateral Proceeds (as defined herein), or to make offers to purchase a portion (calculated as set forth herein) of the Senior Secured Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase. Notwithstanding the foregoing, the Company and its Subsidiaries, in the aggregate, shall be permitted to retain $1,000,000 of the Net Available Cash from Asset Sales and all of the Net Available Cash from the sale of certain non-steel related assets. Asset Sales and prepayment of the Senior Secured Notes in connection with Asset Sale Offers could result in a default under the Credit Facility.

     For a more detailed description of the Senior Secured Notes, see "Description of the Senior Secured Notes." For a description of certain events of default under the Credit Facility which could result in the Senior Secured Notes becoming immediately due and payable, see "Investment
Considerations -- Leverage; Certain Restrictions; Deficiency of Earnings to Fixed Charges" and "Description of Certain Indebtedness."

                                USE OF PROCEEDS

     The net proceeds of this Offering will be used for the repayment of outstanding indebtedness and general corporate purposes. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

     Prospective investors should carefully consider the matters set forth under "Investment Considerations."


                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The summary consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of
Financial Condition and Results of Operations" and the Consolidated Financial
Statements and related Notes thereto included elsewhere herein. Unless otherwise noted (see Note 1 below), this data includes KES for all periods prior to its sale in October 1993. See "Supplemental Summary Consolidated Financial Data." In addition, this data includes Koppel for all periods from the date of its acquisition in October 1990.



                                                                   FISCAL YEAR ENDED SEPTEMBER
                                                     --------------------------------------------------------
                                                     1994(1)     1993(1)     1992(1)       1991        1990
                                                     --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................... $303,380    $353,082    $281,242    $212,471    $249,871
  Cost of products sold.............................  278,161     310,586     250,189     201,751     204,649
  Selling and administrative expenses...............   24,530      30,824      29,652      28,897      25,852
  Operating income (loss)...........................      689      11,672       1,401     (18,177)     19,370
  Net interest income (expense).....................  (18,297)    (20,819)    (21,075)    (14,117)       (410)
  Gain on sale of subsidiary........................   35,292          --          --          --          --
  Provision (credit) for income taxes...............    7,382      (3,382)     (6,058)    (11,973)      6,291
  Extraordinary items...............................       --      (1,095)     (2,542)         --          --
  Cumulative effect of a change in accounting
    principle.......................................    1,715          --          --          --          --
  Net income (loss).................................   13,208      (6,991)    (15,900)    (20,603)     13,047
BALANCE SHEET DATA:
  Working capital................................... $ 45,202    $ 39,060    $ 40,676    $ 48,411    $ 64,858
  Total assets......................................  315,327     317,242     319,079     329,889     220,856
  Total debt........................................  182,525     192,155     193,753     196,345      72,812
  Common shareholders' equity.......................   76,464      62,622      68,574      85,149     107,226
OTHER FINANCIAL AND STATISTICAL DATA:
  EBITDA(2)......................................... $ 55,326(3) $ 30,078    $ 19,793    $ (3,385)(4) $ 26,515
  Capital expenditures..............................   11,760       6,080       4,148      16,433      45,011
  Depreciation and amortization.....................   18,789      19,093      18,711      15,725       6,879
  Ratio of EBITDA to net interest charges(5)........     3.0x(3)     1.4x        0.9x(6)       --(6)     5.8x
  Ratio of earnings to fixed charges(7).............     1.9x(3)       --          --          --        3.2x
  Deficiency of earnings to cover fixed charges..... $     --(3) $ (9,278)   $(19,416)   $(38,109)   $     --
  Sources and uses of cash flows:
    Net cash flows from operating activities........ $ (4,329)   $  2,392    $  8,515    $(13,767)   $ 14,250
    Net cash flows from investing activities........    7,379      (4,254)     (1,373)   (112,722)    (31,327)
    Net cash flows from financing activities........   (4,442)     (1,055)     (3,526)    119,037      25,576
  Tons shipped:
    Tubular products
      Welded OCTG...................................  138,200     142,100     112,000      92,200     119,800
      Seamless OCTG.................................   61,800      48,700      20,500       7,000          --
      Welded line pipe..............................   82,800     110,900      88,500      67,000      78,300
      Seamless line pipe............................   10,700      14,400      10,400         200          --
    SBQ products....................................  147,900     102,500      72,000      14,000          --
    Hot rolled coil products........................   38,800       6,600         100          --          --
    Other products(8)...............................   80,800      78,600      69,800      48,700      87,000
                                                     --------    --------    --------    --------    --------
    Total tons shipped (excluding KES)..............  561,000     503,800     373,300     229,100     285,100
    KES tons shipped................................       --     244,400     217,900     198,300     239,400
                                                     --------    --------    --------    --------    --------
    Total tons shipped..............................  561,000     748,200     591,200     427,400     524,500
                                                     =========   =========   =========   =========   =========
  Average selling price per ton:
    Welded tubular products......................... $    422    $    406    $    420    $    484    $    489
    Seamless tubular products.......................      787         813         833         894          --
    SBQ products (excluding KES)....................      439         396         399         398          --



                                        8

- ---------------

(1) On October 6, 1993, the Company sold KES. Certain financial data of the Company is presented below to exclude the effects from the gain on the sale of KES in fiscal 1994 and to exclude the results of KES for fiscal 1994, 1993 and 1992. Fiscal years 1991 and 1990 are not presented as Koppel did not commence operations until the middle of fiscal 1991. See "Management's Discussion and Analysis."




                                                FISCAL YEAR ENDED SEPTEMBER
                                             ----------------------------------
                                               1994         1993         1992
                                             --------     --------     --------
Net sales..................................  $303,380     $262,535     $200,803
Cost of products sold......................   278,362      239,118      186,212
Selling and administrative expenses........    24,530       21,030       21,615
Operating income (loss)....................       488        2,387       (7,024)

EBITDA.....................................  $ 19,833     $ 20,159     $ 10,606
Capital expenditures.......................    11,760        5,404        3,805
Depreciation and amortization..............    18,789       18,328       17,965



(2) EBITDA represents earnings before net interest expense, taxes, depreciation and amortization, and is calculated as net income before extraordinary items and the cumulative effect of a change in accounting principle plus net interest expense, taxes, depreciation and amortization. EBITDA provides additional information for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance or as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity. See
    "Management's Discussion and Analysis of Financial Condition and Results of
    Operations" for a discussion of liquidity and operating results.



(3) For fiscal 1994, on a pro forma basis to exclude the gain on the sale of and the results for KES, EBITDA was $19.8 million, the ratio of EBITDA to net interest charges was 1.1x and the ratio of earnings to fixed charges was not meaningful. Earnings were insufficient to cover fixed charges by $16.6 million. See "Supplemental Summary Consolidated Financial Data."



(4) Fiscal 1991 results were adversely impacted by several factors, including primarily the start-up and initial operation of the Koppel facilities; a decline in welded tubular shipments and KES shipments; and start-up costs associated with Newport's continuous slab caster, reheat furnace and ladle metallurgy facilities. The Koppel facilities, which were acquired in the first quarter of fiscal 1991, commenced operations in the latter part of the second quarter of fiscal 1991. The Koppel facilities incurred a $13.8 million operating loss in fiscal 1991, including $4.2 million of costs incurred prior to the commencement of production and in connection with the start-up of the facilities. The Company also experienced a significant decline in demand for its welded tubular products and the Newport facilities incurred a $7.7 million operating loss in fiscal 1991. In addition, the Newport facilities incurred start-up costs, which are not quantifiable, associated with its continuous slab caster, reheat furnace and ladle metallurgy facility. Such costs were incurred primarily during the first three months of fiscal 1991.



(5) Net interest charges include interest expense, including capitalized interest, reduced by interest income.



(6) EBITDA was insufficient to cover net interest charges by $1.3 million in fiscal 1992 and $23.0 million in fiscal 1991.



(7) For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of income before income taxes, extraordinary items and the cumulative effect of a change in accounting principle plus fixed charges
    (excluding capitalized interest) and (b) fixed charges consist of interest expense, including capitalized interest and amortization of debt expense.



(8) Other products include seamless mechanical tubing and products classified as secondary and limited service.



                       SUPPLEMENTAL SUMMARY CONSOLIDATED
                                 FINANCIAL DATA


     The following supplemental summary consolidated financial data includes unaudited pro forma summary consolidated financial data for fiscal 1994. On
October 6, 1993, the Company sold KES, a wholly-owned subsidiary, to a newly formed public company in exchange for $45.6 million in cash and 400,000 shares
(approximately 8%) of the new public company, then valued at $4.8 million. The unaudited pro forma summary consolidated financial data for fiscal 1994 gives effect to the elimination of the pre-tax gain of $35.3 million, the related tax effect of $13.8 million and $0.2 million of operating income of KES for the eleven days of fiscal 1994 prior to the sale. This supplemental summary consolidated financial data should be read in conjunction with "Summary
Consolidated Financial Data," "Selected Consolidated Financial Data,"
"Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere herein.



                                                                                   PRO FORMA
                                                                                    SUMMARY
                                                                                  CONSOLIDATED
                                                                                 FINANCIAL DATA
                                                                                  FISCAL YEAR
                                                                                     ENDED
                                                                                 SEPTEMBER 1994
                                                                                 --------------
                                                                                  (Dollars in
                                                                                   thousands,
                                                                                   except per
                                                                                 share data)
STATEMENT OF OPERATIONS DATA:
     Net sales.................................................................    $  303,380
     Cost of products sold.....................................................       278,362
     Selling and administrative expenses.......................................        24,530
     Operating income..........................................................           488
     Net interest expense......................................................       (18,297)
     Provision (credit) for income taxes.......................................        (6,460)
     Loss before cumulative effect of a change in accounting principle.........       (10,158)
     Loss per share before cumulative effect of a change in accounting
      principle................................................................    $     (.74)
     Weighted average shares outstanding.......................................    13,789,265
OTHER FINANCIAL AND STATISTICAL DATA:
     EBITDA(1).................................................................    $   19,833
     Capital expenditures......................................................        11,760
     Depreciation and amortization.............................................        18,789
     Ratio of EBITDA to net interest charges(2)................................          1.1x
     Ratio of earnings to fixed charges(3).....................................            --
     Deficiency of earnings to cover fixed charges(3)..........................    $  (16,618)

- ---------------
(1) EBITDA represents earnings before net interest expense, taxes, depreciation and amortization, and is calculated as net income before extraordinary items and the cumulative effect of a change in accounting principle plus net interest expense, taxes, depreciation and amortization. EBITDA provides additional information for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance or as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of liquidity and operating results.


(2) Net interest charges include interest expense, including capitalized interest, reduced by interest income.



(3) For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of income before income taxes, extraordinary items and the cumulative effect of a change in accounting principle, plus fixed charges (excluding capitalized interest) and (b) fixed charges consist of interest expense, including capitalized interest and amortization of debt expense.


                           INVESTMENT CONSIDERATIONS

     In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following information in evaluating the Company and its business before making an investment in the Senior Secured Notes.


DEFICIENCY OF EARNINGS TO FIXED CHARGES; LEVERAGE



     The Company currently has, and after the Offering will continue to have, a substantial amount of long-term debt in relation to common shareholders' equity. As of September 24, 1994, the Company had total debt of $182.5 million. After giving effect to the Offering and the application of certain cash balances of the Company to the payment of debt, as of September 24, 1994, the Company would have had $166.6 million of total debt, including the $125 million aggregate principal amount of the Senior Secured Notes. See "Use of Proceeds," "Summary of the Refinancing Transaction," and "Capitalization." The Company's gross interest expense for fiscal 1994, 1993, 1992 and 1991 was $20.0 million, $21.1 million, $21.8 million and $16.1 million, respectively. The Company's gross interest expense is not expected to change materially after giving effect to the Offering and the application of the proceeds therefrom. On a pro forma basis for fiscal 1994 (to exclude the gain on the sale of and the results for KES) and for fiscal years 1993, 1992 and 1991, the Company's earnings were insufficient to cover fixed charges by $16.6 million, $9.3 million, $19.4 million and $38.1 million, respectively. These amounts were calculated including KES for the periods prior to its sale in October 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." On a pro forma basis for fiscal 1994 (to exclude the gain on the sale of and the results for KES), assuming the completion of the Offering and the application of certain cash balances on the first day of such period and the application of the net proceeds of the Offering on the first day of such period, fixed charges would have been in excess of
earnings by $     million. The Company's ability to make interest payments on and to repay the principal of the Senior Secured Notes will depend upon the Company's ability to generate cash sufficient to meet such required payments or to refinance its debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     The Company's level of indebtedness, together with the restrictive covenants included in the Indenture and the Credit Facility, may have the effect of limiting the Company's ability to incur additional indebtedness, sell assets or acquire other entities, and may otherwise limit the operational and financial flexibility of the Company. The effect of these restrictions may be to place the Company at a competitive disadvantage in relation to less leveraged competitors. See "Description of the Senior Secured Notes" and "Description of Certain Indebtedness."



CERTAIN RESTRICTIONS UNDER CREDIT FACILITY



     The Credit Facility and the related guaranty and security agreement, each will contain extensive affirmative and negative covenants, including, among others, covenants: (i) prescribing minimum levels of net worth and working capital; (ii) requiring the maintenance of a certain interest coverage ratio, current ratio and ratio of total liabilities to net worth; and (iii) placing limits on the ability of the Company and each of its subsidiaries to incur indebtedness, create liens, guarantee indebtedness, make investments, make loans or extensions of credit, make capital expenditures, declare, pay or make dividends, substantially change the nature of its business, engage in transactions with affiliates, enter into leases, and form subsidiaries. The Credit Facility will require the Company to maintain as of the end of each fiscal quarter an interest coverage ratio of 1.1 to 1.0 during fiscal 1995, 1.5 to 1.0 during fiscal 1996 and 1.75 to 1.0 during fiscal 1997, measured on a rolling four-quarter basis. On a pro forma basis for fiscal 1994 (to exclude the gain on the sale of and the results for KES), the interest coverage ratio was
1.2 to 1.0. In addition, the net worth covenant under the Credit Facility will require the Company to maintain a net worth of at least $70 million, less the after-tax effect of prepayment penalties associated with the prepayment of debt with the proceeds of the Offering. At September 24, 1994, the Company had a net worth of approximately $76.5 million. The Company currently would be, and will be upon the completion of the Offering, in compliance with all covenants under the Credit Facility. If the Company's results from operations do not improve over its results for fiscal 1994, then the Company could be in default under its Credit Facility in the absence of a waiver or amendment from the lenders. There can be no assurance that the Company would be able to obtain any necessary waivers or be able to renegotiate the terms of the Credit Facility.

     The Credit Facility will also contain covenants which limit the ability of the Company and each of its subsidiaries to sell assets other than sales in the ordinary course of business, sales of obsolete or idle assets (other than the collateral under the Credit Facility) and sales of certain non-steel related assets (in which event the maximum revolving advance amount would be reduced), and to enter into certain transactions among affiliates, among others. The Credit Facility does not permit the Company or any of its Subsidiaries to (i) merge, consolidate or reorganize (except that the Company and its Subsidiaries may merge with each other) or (ii) acquire all or substantially all of the stock or assets of any entity unless the Company has working capital after such transaction of no less than the sum of $20,000,000 plus scheduled principal payments due within 36 months. At September 24, 1994, assuming completion of the Offering and the application of certain cash balances of the Company to the
payment of debt, the Company would have had $     million in working capital and
minimal term debt amortization requirements over the next five years. In addition, the Credit Facility will restrict prepayment of indebtedness, including the Senior Secured Notes through optional redemptions and Change of Control Offers.



     The Credit Facility will be a borrowing base facility, although the agent for the lenders may reduce the borrowing base by the amount of reserves such agent reasonably deems necessary (including reserves for environmental matters). The Credit Facility will contain certain events of default including, among others: (i) failure to pay the obligations under the Credit Facility when due;
(ii) breach of any representation or warranty in any of the loan documents;
(iii) failure to comply with terms, provisions, conditions or covenants in any of the loan documents (which in some cases do not include notice or cure periods); (iv) issuance of liens or attachment which are not stayed or lifted within 30 days or entry of judgment (over a threshold level) which is not satisfied, stayed or discharged of record within 40 days; (v) certain events of insolvency or bankruptcy or the written admission of inability to pay debts when due; (vi) liens created under the Credit Facility ceasing to be first priority, perfected security interests or any portion of the collateral being seized;
(vii) material defaults under other agreements to which the Company or any of its subsidiaries is a party which has a material adverse effect on the Company;
(viii) change of ownership; (ix) revocation, suspension, adverse modification or termination (or the institution of proceedings to do so) of any material license, permit, patent, trademark or tradename; (x) certain ERISA violations; and (xi) interruption of business operations. In addition, any change in the condition or affairs (financial or otherwise) of Newport, Koppel or Imperial which in the lenders' reasonable opinion materially impairs the collateral for the Credit Facility or the ability of Newport, Koppel and Imperial, taken as a whole, to perform their obligations under the Credit Facility will constitute an event of default. See "Description of Certain Indebtedness."


RECENT LOSSES

     The Company has incurred losses before extraordinary items of $5.9 million, $13.4 million and $20.6 million for the fiscal years ended 1993, 1992 and 1991, respectively. These losses include the results of KES prior to its sale in October 1993. For fiscal 1994, excluding the gain on the sale of and the results for KES, the Company's pro forma net loss before the cumulative effect of a change in accounting principle was $10.2 million. Primary factors contributing to the Company's losses include the decline in the demand for and the selling prices of the Company's products, particularly its tubular products; the start-up of Koppel in the face of declining markets; start-up costs associated with Newport's continuous slab caster; and increases in the cost of steel scrap, the Company's principal raw material. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."


DEPENDENCE ON OIL COUNTRY TUBULAR GOODS MARKET



     OCTG products represent the Company's principal product lines and largest source of net sales, representing 38% of the Company's net sales for fiscal 1994. The market for OCTG is primarily dependent upon domestic oil and natural gas drilling activity, which is largely dependent on current and forecasted oil and gas prices. The domestic drilling industry has been in a period of contraction since 1986, with average rig count declining from a high of approximately 3,970 in 1981 to a low of approximately 718 in 1992, according to Baker Hughes, Inc. Any increase in rig count in the future may benefit only welded or only seamless product sales depending on the type of wells being drilled. The Company's OCTG sales and margins are also influenced by OCTG imports, inventory levels of welded and seamless products, competitive conditions, steel scrap prices and other factors beyond the Company's control. The Company's OCTG sales and margins may be subject to significant variation from year to year. No assurance can be given as to the likelihood, timing and extent of any increase in domestic oil and natural gas drilling or as to the level of future demand for the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Industry-wide inventory levels of OCTG can vary significantly from period to period and have a direct effect on the demand for new production of such products. As a result, the Company's OCTG sales and results of operations may vary significantly from period to period. During most of the period from 1986 to 1993, demand within the energy industry for OCTG was satisfied to a significant extent through draw downs of existing inventories held by distributors and end users. Draw downs of existing inventories of OCTG abated in late 1992 and inventory levels began to increase during 1993. There can be no assurance that OCTG inventories will not again become excessive or that substantial draw downs of such inventories will not again occur, which could have a material adverse effect on price levels and the quantity of OCTG products sold by the Company.


CYCLICAL INDUSTRY AND SENSITIVITY TO ECONOMIC CONDITIONS



     The demand for the Company's OCTG products is cyclical in nature, being dependent on oil and natural gas drilling activity, industry-wide inventory levels and general economic conditions. See "-- Dependence on Oil Country Tubular Goods Market." The demand for the Company's SBQ and hot rolled coil products is also cyclical in nature and is sensitive to general economic conditions. The demand for and the pricing of the Company's SBQ and hot rolled coil products is also affected by economic trends in areas such as commercial and residential construction, automobile production and industrial investment in new plants and facilities. Future economic downturns may adversely affect the Company.


CAPITAL INTENSIVE INDUSTRY


     The Company operates in an industry which requires substantial capital investment, and additional capital expenditures are required by the Company to continue to upgrade its facilities. The Company believes that foreign and domestic producers will continue to invest heavily to achieve increased production efficiencies and improve product quality. During the past few years, the Company has deferred certain discretionary capital expenditures due to financial constraints. There can be no assurance that there will be sufficient internally generated cash or available acceptable external financing to make the necessary capital expenditures for a protracted period of time.



     The Company intends to implement a three-year, $25.8 million capital expenditure program intended to reduce its operating costs, improve quality and enhance its marketing position. The capital expenditure program is under continuous review and the Company may, based upon the results of engineering studies, revisions in budgeted project costs, increases or decreases in estimated operating benefits, changes in the demand for the Company's products, or the unavailability of internally generated cash or acceptable external financing, decide in the future to eliminate, postpone, modify or accelerate projects, or to substitute new projects for those currently included in the program. Upon completion of the capital expenditure program, the Company believes that its steelmaking operations, like those of other steel producers, will continue to require capital expenditures and additional projects that are essential to the Company's long-term competitiveness. See "-- Competition" for information concerning low cost thin slab casting operations. Because the estimated operating benefits from the Company's expected efficiencies and planned capital improvements are based upon a number of assumptions, estimated operating benefits may not necessarily be indicative of the Company's future financial performance, and increases in the cost of raw materials or other operating costs may offset any operating benefits causing actual results to vary significantly. In addition, the Company has based its operating benefits estimates on fiscal 1994 production and shipment levels and product mix. Any increase or decrease in actual tons shipped or a change in product mix would affect the operating benefits realized through the capital expenditure program. There can be no assurance that the estimated operating benefits of the Company's capital expenditure program will actually be achieved, that demand for tubular products, hot rolled coils and SBQ products will continue to support fiscal 1994 production and shipment levels, that other difficulties will not be encountered in completing the capital expenditure program, or that the projects can be installed or constructed at the estimated costs.

COMPETITION

     The Company competes with foreign and domestic producers, including both integrated and mini-mill producers, many of which have substantially greater assets and larger sales organizations than the Company. The domestic mini-mill steel industry, particularly with respect to OCTG products, is characterized by vigorous competition with respect to price, quality and service, as well as competition to achieve technological advancements that would allow a mini-mill to lower its production costs. In addition, excess production capacity among OCTG producers has resulted in competitive product pricing and continued pressures on industry profit margins. The economics of operating a steel mini-mill encourage mini-mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins.

     In the welded OCTG and line pipe market, the Company competes against certain manufacturers who purchase hot rolled coils for further processing into welded OCTG and line pipe products. Since these tubular manufacturers acquire their principal raw material from other producers, they avoid the substantial investment required to build and operate a melt shop and hot strip mill. The cost of finished tubular products for these manufacturers is largely dependent on the market price of hot rolled coils. Depending on market demand for hot rolled coil, these tubular manufacturers may purchase hot rolled coils at a lower or higher cost than the Company's cost to manufacture hot rolled coils. The barriers to entry to the welded tubular market with respect to capital investment are low by steel industry standards.

     Manufacturers with facilities utilizing thin slab casting are expected to be increasingly strong competitors in the hot rolled coil market. The principal advantages of thin slab casting over the Company's melting and hot strip mill operations at the Newport facilities can be reduced capital costs per unit, lower energy and labor costs per unit and increased economies of scale. Certain steel facilities are currently utilizing thin slab casting technology and additional thin slab casting facilities have either been announced or are currently under construction. The anticipated increase in the use of thin slab casting technology may result in lower prices to the Company's competitors for hot rolled coils and closures of excess hot rolled capacity. As a result, particularly in times of soft demand for hot rolled coil, the Company may be forced by competitive pressures to lower prices for finished products. Alternatively, the Company may be required to invest in new technologies not included in its present capital expenditure program to offset the Newport facilities' potential cost disadvantages when compared to a low cost thin slab casting operation.


     The domestic steel industry has historically faced significant competition from foreign steel producers. Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. Foreign steel producers' share of OCTG domestic consumption has increased from approximately 7% in 1992 to approximately 25% for the twelve months ended September 1994. See
"Business -- Competition."


     In the SBQ market, the announced reopening of a previously closed facility with significant capacity and the announced expansion of existing facilities could result in an increase in competition for the Company's line of SBQ products.

UNIONIZED LABOR FORCE


     The USWA represents substantially all of the Company's hourly 1,184-person workforce. In 1994, the Company negotiated collective bargaining agreements with respect to its hourly workforces at Newport and Koppel, both of which expire in 1999. Execution of the Newport agreement followed rejection of an earlier proposal and a two-day strike. The Company's collective bargaining agreement with the USWA for Imperial expires in November 1995. There can be no assurance that work stoppages will not occur in the future.



OWNERSHIP CONTROL OF MANAGEMENT



     Two of the Company's executive officers are currently directors of the Company. Executive officers and directors of the Company, as a group, currently beneficially own 36.9% of the Company's common stock. As a result, the executive officers have sufficient voting power to influence the election of the Company's Board of Directors and the policies of the Company. See "Principal Stockholders."

VOLATILITY IN RAW MATERIAL COSTS


     The market for steel scrap, the principal raw material used in the Company's operations, is highly competitive and subject to price volatility influenced by periodic shortages (due to increased demand by foreign and domestic users), freight costs, speculation by scrap brokers and other market conditions largely beyond the Company's control. Although the domestic mini-mill industry attempts to maintain its profit margin by attempting to increase the price of its finished products in response to increases in scrap costs, increases in the prices of finished products often do not fully compensate for such scrap price increases and generally lag several months behind increases in steel scrap prices, thereby restricting the ability of mini-mill producers to recover higher raw material costs. During periods of declining steel prices, declines in scrap prices may not be as significant as declines in product prices and, likewise, a decline in scrap prices may cause a decline in selling prices for the Company's products. A number of companies have announced plans to open new facilities, some of which will be located in the same geographic region as the Company's facilities. Operation of these new mini-mills will increase the demand for steel scrap and may result in an increase in steel scrap costs to the Company. In addition, certain existing thin slab casting mini-mills are expanding capacity which may also significantly increase the cost of steel scrap to the Company. The Company's steel scrap costs per ton increased by approximately 20.6% in fiscal 1994 over fiscal 1993.


COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS


     The Company's specialty steel and adhesives operations are subject to various federal, state and local laws and regulations, including, among others, the Clean Air Act, the 1990 amendments to the Clean Air Act (the "1990 Amendments"), the Resource Conservation and Recovery Act ("RCRA") and the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous waste such as electric arc furnace dust. Since its inception the Company has spent substantial amounts to comply with these requirements, and the 1990 Amendments may require additional expenditures for air pollution control. In addition, there can be no assurance that environmental requirements will not change in the future or that the Company will not incur significant costs in the future to comply with such requirements.


     The Company's mini-mills are classified, in the same manner as similar steel mills in the industry, as generating hazardous waste due to the production in the melting operation of dust that contains lead, cadmium and chromium. In the event of a release of a hazardous substance generated by the Company, the Company could be responsible for the remediation of contamination associated with such a release.

     During the third quarter of fiscal 1992 and the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for 23 days and 19 days, respectively, when it was discovered that radioactive substances were accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility." To date, the accidental melting of radioactive materials has not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust. However, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approvals, the actual cost of disposal could substantially exceed current reserves and the Company's insurance coverage.

     In September 1994, the Company received a proposed Consent Agreement from the Environmental Protection Agency ("EPA") relating to an April 1990 RCRA facility assessment (the "Assessment") completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a RCRA Part B permit pertaining to a landfill that is adjacent to the Koppel facilities and owned by Babcock & Wilcox Company ("B&W"), the former owner of the Koppel facilities. The Assessment identified potential releases of hazardous constituents into the environment from numerous Solid Waste Management Units ("SWMU's") and Areas of Concern ("AOC's"). The SWMU's and AOC's identified during the Assessment and the EPA's follow-up investigation are located at and adjacent to the Company's Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation may require cleanup measures. Pursuant to various agreements entered into among the

Company, B&W and PMAC, Ltd. ("PMAC") at the time of the Company's acquisition of the Koppel facilities in fiscal 1991, B&W and PMAC agreed to indemnify the Company against various known and unknown environmental matters. While reserving its rights against B&W, PMAC has accepted full financial responsibility for the matters covered by the proposed Consent Agreement other than with respect to a 1987 release of hazardous constituents (the "1987 Release") that the Company believes could represent the most significant component of any potential cleanup, and other than with respect to hazardous constituents generated by Koppel after its acquisition by the Company, if any. B&W, PMAC and Koppel are in dispute as to whether the indemnification provisions relating to the 1987 Release expire in October 1995. Although B&W has not acknowledged responsibility for any cleanup measures that may be required as a result of any investigation (other than with respect to the 1987 Release, in the event certain actions are taken by the EPA prior to October 1995), B&W and PMAC have agreed to jointly retain an environmental consultant to assist in negotiating the proposed Consent Agreement and to conduct the required investigation. The Company believes that it is entitled to full indemnity for all of the matters covered by the proposed Consent Agreement from B&W and/or PMAC. However, in the event the indemnifying parties default on their respective obligations under the applicable agreements for any reason (including the inability to pay such obligations), or to the extent any disputes regarding the application of the indemnification provisions to the 1987 Release are determined adversely to the Company, Koppel will be obligated to complete any cleanup required by the EPA. Prior to the completion of the site analysis to be performed in connection with any Consent Agreement, the Company cannot predict the expected cleanup cost for the SWMU's and AOC's covered by the proposed Consent Agreement.


PRODUCT LIABILITY



     The use of the Company's OCTG and line pipe in the production and transmission of oil, natural gas and other fluids may subject the Company to liability for loss and consequential damages in the event of a defect in the Company's product. Newport is a co-defendant in a claim for breach of implied warranty in the United States District Court for the Southern District of Texas arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The trial is scheduled for April 1995. No assurances can be given as to the outcome of this case or as to the availability of insurance proceeds for any damage award. See "Business--Legal Proceedings."


FRAUDULENT CONVEYANCE ISSUES; HOLDING COMPANY STRUCTURE


     The Senior Secured Notes will be obligations of the Company and will be unconditionally guaranteed, jointly and severally, by the Subsidiaries. Under applicable provisions of Federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if it were found that any Subsidiary had incurred the indebtedness represented by its obligations under the Subsidiary Guarantee with an intent to hinder, delay or defraud creditors or had received less than a reasonably equivalent value for such indebtedness and: (i) was insolvent on the date of the execution of the Subsidiary Guarantee; (ii) was rendered insolvent by reason of the Subsidiary Guarantee; (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or (iv) intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured, the obligations of such Subsidiary under the Subsidiary Guarantee could be avoided or claims in respect of such Subsidiary could be subordinated to all other debts of such Subsidiary. The Subsidiary Guarantee will contain a savings clause that limits the amount of the Subsidiary Guarantee to the maximum amount which can be guaranteed by such Subsidiary under applicable Federal and state laws relating to the insolvency of debtors. A legal defense of the Subsidiary Guarantee on fraudulent conveyance grounds could, among other things, focus on the benefits, if any, realized by a Subsidiary as a result of the issuance by the Company of the Senior Secured Notes. To the extent that the Subsidiary Guarantee were held to be unenforceable as a fraudulent conveyance or for any other reason, the holder of a Senior Secured Note would cease to have any direct claim in respect of such Subsidiary, unless such Subsidiary issued an Intercompany Note, and would be solely a creditor of the Company and any Subsidiary whose obligations under the Subsidiary Guarantee were not avoided or held unenforceable. Similarly, the security interest granted by such Subsidiary to secure its obligations under the Subsidiary Guarantee could be avoided or held unenforceable. In the event the Subsidiary Guarantee were avoided or subordinated, the claims of the holders of the Senior Secured Notes with respect to such Subsidiary

Guarantee would be subordinated to claims of other creditors of such Subsidiary. In addition, since the operations of the Company are conducted through subsidiaries, the Company's cash flow and, consequently, its ability to service debt, including the Senior Secured Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company.


     The Company believes that none of the Subsidiaries: (i) is insolvent or will be insolvent as a result of the Subsidiary Guarantee; (ii) is or will be engaged in a business or transaction for which its remaining assets constitute unreasonably small capital; or (iii) intends or believes that its debt would be beyond its ability to pay as such debts matured. Because each of the components of the question of whether the Subsidiary Guarantee is a fraudulent conveyance is inherently fact-based and fact-specific, there can be no assurance that a court passing on such questions would agree with the Company.



CERTAIN LIMITATIONS ON THE SECURITY FOR THE SENIOR SECURED NOTES, THE INTERCOMPANY NOTES AND THE GUARANTEES



     The Senior Secured Notes will be obligations of the Company secured by the Intercompany Notes and will be guaranteed, jointly and severally, by the Subsidiaries. If an Event of Default occurs and is continuing, the Trustee may declare the principal amount and accrued interest on the Senior Secured Notes to be immediately due and payable. If the Trustee does not take such action, a vote of the Holders of at least 25% of the principal amount of the outstanding Senior Secured Notes is required to accelerate the Senior Secured Notes.



     The right of the Trustee under the Security Documents to foreclose upon and sell the collateral upon the occurrence of a default is likely to be significantly impaired by applicable bankruptcy laws if a bankruptcy proceeding were to be commenced by or against the Company or its Subsidiaries prior to or possibly even after the Trustee has foreclosed upon and sold the Collateral. See "Description of the Notes--Certain Bankruptcy Limitations." For each of Newport, Koppel and Erlanger, its obligations under the Subsidiary Guarantee will be secured by a first priority security interest and its Intercompany Note will be secured by a second priority security interest in its steel-making operations, excluding inventory, accounts receivable and certain intangible property. No appraisals of any of the Collateral have been prepared in connection with the Offering by or on behalf of the Company or the Subsidiaries. At September 24, 1994, the net book value of the Collateral was approximately $153.1 million. There can be no assurance that the proceeds of any sale of the Collateral pursuant to the Indenture and the Security Documents following an acceleration after an Event of Default under the Indenture would be sufficient with respect to amounts owed with respect to the Senior Secured Notes. The proceeds from the sale of the Collateral would be applied to repay the Subsidiary's obligations under the Subsidiary Guarantee, which may be an amount less than the obligations outstanding with respect to the Senior Secured Notes and its Intercompany Note (where applicable). See "-- Fraudulent Conveyance Issues; Holding Company Structure." By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral will be saleable or that it will be able to be sold in a short period of time. In addition, the ability of the Collateral Agent to realize upon the Collateral may be subject to certain bankruptcy law and fraudulent conveyance limitations in the event of a bankruptcy. See "Description of the Senior Secured Notes -- Security" and "-- Certain Bankruptcy Limitations." In addition, the Trustee for the Senior Secured Notes will enter into an intercreditor agreement with The Bank of New York Commercial Corporation, the agent for the lenders under the Credit Facility, that may delay the sale of the property subject to the lien of the Indenture and the Security Documents in order to permit the orderly sale of the property securing the Credit Facility.



     Under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), a secured party may be held liable, in certain limited circumstances, for the costs of remediating or preventing releases or threatened releases of hazardous substances at a mortgaged property. There may be similar risks under various other federal laws, state laws and common law theories. Liability for cleanup costs may be imposed in situations, among others, where a secured party takes title to property by foreclosure, thereby becoming the owner of the property and losing the security interest exemption contained in CERCLA. The mortgages securing the Subsidiary Guarantee and the Intercompany Note of Koppel will be granted in part with respect to the real property of the Koppel facilities. The Koppel facilities are the subject of a proposed Consent Agreement with the EPA relating to potential releases of hazardous contaminants into the environment. See "-- Cost of Compliance with Environmental Matters."

LIMITATIONS ON ABILITY TO PURCHASE THE SENIOR SECURED NOTES FOLLOWING A CHANGE OF CONTROL

     A Change of Control would constitute a default under the Credit Facility. If a Change of Control were to occur, the Company might be unable to repay all of its obligations under the Credit Facility, to purchase all of the Senior Secured Notes tendered and to repay other indebtedness that may become payable upon the occurrence of a Change of Control. See "Description of the Senior Secured Notes -- Change of Control."

ABSENCE OF A PUBLIC MARKET FOR THE SENIOR SECURED NOTES

     The Senior Secured Notes comprise a new issue of securities for which there is currently no market. The Underwriters have informed the Company that they currently intend to make a market in the Senior Secured Notes; however, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Senior Secured Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and other factors. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Senior Secured Notes or at what prices the Senior Secured Notes will trade.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Senior Secured Notes offered hereby
are estimated at approximately $     million. The Company intends to apply the
net proceeds from the sale of the Senior Secured Notes and available cash
balances as follows: (i) approximately $     million to redeem $73.8 million
principal amount of loans from General Electric Capital Corporation (the "GECC Loans") (which bear interest rates ranging from 7.99% to 12.54% per annum due
2001) including a premium of approximately $ million and accrued interest of approximately $2.0 million thereon; (ii) approximately $ million to redeem $32.7 million principal amount of loans from certain insurance companies (the "10.65% Notes") (which bear interest at a rate of 10.65% per annum due 1999) including a premium of approximately $ million and accrued interest of approximately $0.4 million thereon; (iii) approximately $ million to redeem other long-term debt of the Company or its Subsidiaries, including accrued
interest of approximately $       million thereon; (iv) approximately $28.8
million to repay $28.2 million in outstanding balances on its existing revolving credit facilities, including accrued interest of approximately $0.6 million
thereon; and (v) approximately $     million in estimated fees and expenses
(collectively, the "Refinancing Transaction"). The following table summarizes the sources and uses of funds in the Refinancing Transaction.

                     SUMMARY OF THE REFINANCING TRANSACTION

                                 (in thousands)
        Sources of Funds
          Cash, cash equivalents and short-term investments................  $
          Senior Secured Notes.............................................    125,000
                                                                             ---------
               Total.......................................................  $
                                                                             =========
        Uses of Funds
          Revolving Credit Facilities......................................  $  28,197
          GECC Loans.......................................................     73,751
          10.65% Notes.....................................................     32,729
          Other long-term debt.............................................
          Prepayment penalties and accrued interest........................
          Estimated fees and expenses......................................
                                                                             ---------
               Total.......................................................  $
                                                                             =========


                                 CAPITALIZATION

     The following table sets forth the cash, cash equivalents and short-term investments, short-term debt and capitalization of the Company as of September
24, 1994, and as adjusted to reflect the sale of the Senior Secured Notes offered hereby and the application of the net proceeds and available cash and short-term investments as described under "Use of Proceeds" and "Summary of the Refinancing Transaction." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere herein.

                                                                      AS OF SEPTEMBER 24, 1994
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
Cash, cash equivalents and short-term investments...................  $ 44,476      $
                                                                      ========     ===========
Short-term debt:
  Current portion of long-term debt.................................  $ 15,543      $     810
  Notes payable
     Revolving credit facilities....................................    28,197             --
     Other..........................................................       675            675
                                                                      --------     -----------
          Total short-term debt.....................................  $ 44,415      $   1,485
                                                                      ========     ===========
Long-term debt, less current portion:
    % Senior Secured Notes due 2003.................................  $     --      $ 125,000
  GECC Loans, interest ranging from 7.99% to 12.54% due 2001........    63,972             --
  10.65% Notes due 1999.............................................    27,775             --
  11% Subordinated Convertible Debentures due October 2000 through
     October 2005...................................................    29,000         29,000
  Other long-term debt..............................................    17,363
                                                                      --------     -----------
          Total long-term debt......................................   138,110
                                                                      --------     -----------
Common shareholders' equity:
  Common stock, no par value -- 40,000,000 authorized and 13,809,413
     outstanding shares.............................................    48,988         48,988
  Common stock options and warrants.................................       262            262
  Unrealized gain (loss) on available for sale securities...........      (124)          (124)
  Retained earnings.................................................    27,338               (1)
                                                                      --------     -----------
          Total common shareholders' equity.........................    76,464
                                                                      --------     -----------
          Total capitalization......................................  $214,574      $
                                                                      ========     ===========

- ---------------

(1) The reduction in retained earnings reflects the $ million prepayment cost to redeem the GECC Loans and the 10.65% Notes, the write-off of $ million unamortized debt issuance costs and $ million of interest charges relating
    to             . This reduction will be reflected in the results of
    operations in the fiscal quarter ending       .



                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data shown below (other than the data under the captions "Tons shipped" and "Average selling price per ton") for the five years in the period ended September 24, 1994 are derived from the audited consolidated financial statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial
Statements and related Notes thereto included elsewhere herein.


     Unless otherwise noted (see Note 1 below), this data includes KES for all periods prior to its sale in October 1993. See "Summary Consolidated Financial
Data" and "Supplemental Summary Consolidated Financial Data." In addition, this data includes Koppel for all periods from the date of its acquisition in October
1990.



                                                                   FISCAL YEAR ENDED SEPTEMBER
                                                     --------------------------------------------------------
                                                     1994(1)     1993(1)     1992(1)       1991        1990
                                                     --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................... $303,380    $353,082    $281,242    $212,471    $249,871
  Cost of products sold.............................  278,161     310,586     250,189     201,751     204,649
  Selling and administrative expenses...............   24,530      30,824      29,652      28,897      25,852
  Operating income (loss)...........................      689      11,672       1,401     (18,177)     19,370
  Net interest income (expense).....................  (18,297)    (20,819)    (21,075)    (14,117)       (410)
  Gain on sale of subsidiary........................   35,292          --          --          --          --
  Provision (credit) for income taxes...............    7,382      (3,382)     (6,058)    (11,973)      6,291
  Extraordinary items...............................       --      (1,095)     (2,542)         --          --
  Cumulative effect of a change in accounting
    principle.......................................    1,715          --          --          --          --
  Net income (loss).................................   13,208      (6,991)    (15,900)    (20,603)     13,047
BALANCE SHEET DATA:
  Working capital................................... $ 45,202    $ 39,060    $ 40,676    $ 48,411    $ 64,858
  Total assets......................................  315,327     317,242     319,079     329,889     220,856
  Total debt........................................  182,525     192,155     193,753     196,345      72,812
  Common shareholders' equity.......................   76,464      62,622      68,574      85,149     107,226
OTHER FINANCIAL AND STATISTICAL DATA:
  EBITDA(2)......................................... $ 55,326(3) $ 30,078    $ 19,793    $ (3,385)(4) $ 26,515
  Capital expenditures..............................   11,760       6,080       4,148      16,433      45,011
  Depreciation and amortization.....................   18,789      19,093      18,711      15,725       6,879
  Ratio of EBITDA to net interest charges(5)........     3.0x(3)     1.4x        0.9x(6)       --(6)     5.8x
  Ratio of earnings to fixed charges(7).............     1.9x(3)       --          --          --        3.2x
  Deficiency of earnings to cover fixed charges..... $     --(3) $ (9,278)   $(19,416)   $(38,109)   $     --
  Sources and uses of cash flows:
    Net cash flows from operating activities........ $ (4,329)   $  2,392    $  8,515    $(13,767)   $ 14,250
    Net cash flows from investing activities........    7,379      (4,254)     (1,373)   (112,722)    (31,327)
    Net cash flows from financing activities........   (4,442)     (1,055)     (3,526)    119,037      25,576
  Tons shipped:
    Tubular products
      Welded OCTG...................................  138,200     142,100     112,000      92,200     119,800
      Seamless OCTG.................................   61,800      48,700      20,500       7,000          --
      Welded line pipe..............................   82,800     110,900      88,500      67,000      78,300
      Seamless line pipe............................   10,700      14,400      10,400         200          --
    SBQ products....................................  147,900     102,500      72,000      14,000          --
    Hot rolled coil products........................   38,800       6,600         100          --          --
    Other products(8)...............................   80,800      78,600      69,800      48,700      87,000
                                                     --------    --------    --------    --------    --------
    Total tons shipped (excluding KES)..............  561,000     503,800     373,300     229,100     285,100
    KES tons shipped................................       --     244,400     217,900     198,300     239,400
                                                     --------    --------    --------    --------    --------
    Total tons shipped..............................  561,000     748,200     591,200     427,400     524,500
                                                     =========   =========   =========   =========   =========
  Average selling price per ton:
    Welded tubular products......................... $    422    $    406    $    420    $    484    $    489
    Seamless tubular products.......................      787         813         833         894          --
    SBQ products (excluding KES)....................      439         396         399         398          --


                                       20

- ---------------

(1) On October 6, 1993, the Company sold KES. Certain financial data of the Company is presented below to exclude the effects from the gain on the sale of KES in fiscal 1994 and to exclude the results of KES for fiscal 1994, 1993 and 1992. Fiscal years 1991 and 1990 are not presented as Koppel did not commence operations until the middle of fiscal 1991. See "Management's Discussion and Analysis."



                                                FISCAL YEAR ENDED SEPTEMBER
                                             ----------------------------------
                                               1994         1993         1992
                                             --------     --------     --------
Net sales..................................  $303,380     $262,535     $200,803
Cost of products sold......................   278,362      239,118      186,212
Selling and administrative expenses........    24,530       21,030       21,615
Operating income (loss)....................       488        2,387       (7,024)
EBITDA.....................................  $ 19,833     $ 20,159     $ 10,606
Capital expenditures.......................    11,760        5,404        3,805
Depreciation and amortization..............    18,789       18,328       17,965



(2) EBITDA represents earnings before net interest expense, taxes, depreciation and amortization, and is calculated as net income before extraordinary items and the cumulative effect of a change in accounting principle plus net interest expense, taxes, depreciation and amortization. EBITDA provides additional information for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance or as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity. See
    "Management's Discussion and Analysis of Financial Condition and Results of
    Operations" for a discussion of liquidity and operating results.



(3) For fiscal 1994, on a pro forma basis to exclude the gain on the sale of and the results for KES, EBITDA was $19.8 million, the ratio of EBITDA to net interest charges was 1.1x and the ratio of earnings to fixed charges was not meaningful. Earnings were insufficient to cover fixed charges by $16.6 million. See "Supplemental Summary Consolidated Financial Data."


(4) Fiscal 1991 results were adversely impacted by several factors, including primarily the start-up and initial operation of the Koppel facilities; a decline in welded tubular shipments and KES shipments; and start-up costs associated with Newport's continuous slab caster, reheat furnace and ladle metallurgy facilities. The Koppel facilities, which were acquired in the first quarter of fiscal 1991, commenced operations in the latter part of the second quarter of fiscal 1991. The Koppel facilities incurred a $13.8 million operating loss in fiscal 1991 including $4.2 million of costs incurred prior to the commencement of production and in connection with the start-up of the facilities. The Company also experienced a significant decline in demand for its welded tubular products and the Newport facilities incurred a $7.7 million operating loss in fiscal 1991. In addition, the Newport facilities incurred start-up costs, which are not quantifiable, associated with its continuous slab caster, reheat furnace and ladle metallurgy facility. Such costs were incurred primarily during the first three months of fiscal 1991.


(5) Net interest charges include interest expense, including capitalized interest, reduced by interest income.



(6) EBITDA was insufficient to cover net interest charges by $1.3 million in fiscal 1992 and $23.0 million in fiscal 1991.



(7) For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of income before income taxes, extraordinary items and the cumulative effect of a change in accounting principle plus fixed charges
    (excluding capitalized interest) and (b) fixed charges consist of interest expense, including capitalized interest and amortization of debt expense.


(8) Other products include seamless mechanical tubing product and products classified as secondary and limited service.



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company operates in two separate business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport, a manufacturer of welded tubular steel products and hot rolled coils; Koppel, a manufacturer of seamless tubular steel products, SBQ products and semi-finished steel products; and Erlanger, a tubular steel product finishing operation. The Company's specialty steel products consist of: (i) seamless and welded OCTG products primarily used in oil and natural gas drilling and production operations; (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products primarily used in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial, a manufacturer of industrial adhesives products. See Note 14 to the Consolidated Financial Statements included herein for selected financial information by business segment for the fiscal years 1994, 1993 and 1992.


     In October 1993, the Company sold KES, a manufacturer of SBQ products, to a newly formed public company in exchange for $45,626,000 in cash and 400,000 shares (approximately 8%) of the newly formed public company, then valued at $4,800,000. Reference is made to Note 2 to the Consolidated Financial Statements included herein concerning the Company's sale of KES and its pro forma effect on the Company's financial position and results of operations. The impact of KES on the Company's operating results for fiscal 1993 and 1992 is reflected in the tables below and the following discussion.


RESULTS OF OPERATIONS

     The Company's net sales, cost of products sold and operating results by industry segment for each of the three fiscal years in the period ended September 24, 1994 were as follows (in thousands of dollars):

                                                       1994         1993         1992
                                                     --------     --------     --------
Net sales
  Specialty steel, excluding KES.................    $270,441     $234,460     $175,921
  KES............................................          --       90,547       80,439
                                                     --------     --------     --------
     Total specialty steel segment...............     270,441      325,007      256,360
  Adhesives segment..............................      32,939       28,075       24,882
                                                     --------     --------     --------
                                                     $303,380     $353,082     $281,242
                                                     ========     ========     ========
Cost of products sold
  Specialty steel, excluding KES.................    $252,880     $217,215     $168,371
  KES............................................          --       71,468       62,248
                                                     --------     --------     --------
     Total specialty steel segment...............     252,880      288,683      230,619
                                                     --------     --------     --------
  Adhesives segment..............................      25,281       21,903       19,570
                                                     --------     --------     --------
                                                     $278,161     $310,586     $250,189
                                                     ========     ========     ========
Operating income (loss)
  Specialty steel, excluding KES.................    $  2,909     $  4,094     $ (5,074)
  KES............................................          --        9,285        8,425
                                                     --------     --------     --------
     Total specialty steel segment...............       2,909       13,379        3,351
                                                     --------     --------     --------
  Adhesives segment..............................       1,150        1,059          533
                                                     --------     --------     --------
  Corporate allocations and income...............      (3,370)      (2,766)      (2,483)
                                                     --------     --------     --------
                                                     $    689     $ 11,672     $  1,401
                                                     ========     ========     ========

     Sales data for the Company's specialty steel segment for each of the three fiscal years in the period ended September 24, 1994 were as follows:

                                                           1994         1993         1992
                                                         --------     --------     --------
     Tons shipped
       Welded tubular..................................   277,600      308,000      246,500
       Seamless tubular................................    92,300       76,900       45,400
       SBQ, excluding KES..............................   147,900      102,500       72,000
       Other...........................................    43,200       16,400        9,400
       KES.............................................        --      244,400      217,900
                                                         --------     --------     --------
                                                          561,000      748,200      591,200
                                                         ========     ========     ========
     Net sales ($000's)
       Welded tubular..................................  $117,214     $125,132     $103,479
       Seamless tubular................................    72,675       62,535       37,819
       SBQ, excluding KES..............................    64,858       40,561       28,756
       Other...........................................    15,694        6,232        5,867
       KES.............................................        --       90,547       80,439
                                                         --------     --------     --------
                                                         $270,441     $325,007     $256,360
                                                         ========     ========     ========

FISCAL YEAR ENDED SEPTEMBER 24, 1994 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 25, 1993


     Fiscal 1994 specialty steel net sales, excluding KES, increased $36.0 million, or 15.3% from fiscal 1993. Total specialty steel net sales declined $54.6 million, or 16.8% from fiscal 1993, primarily due to the sale of KES, which had fiscal 1993 net sales of $90.5 million.


     Welded tubular net sales declined $7.9 million, or 6.3% on a volume decline of 9.9%. Fiscal 1994 welded tubular net sales were negatively impacted by a decline in second quarter shipments that resulted primarily from customers' resistance to announced price increases. Second quarter welded tubular net sales declined $7.9 million on a volume decline of 29.8% from the second quarter of fiscal 1993. The Company adjusted its selling prices in response to the decline and volume increased in the third quarter. Fiscal 1994 average selling prices for all welded tubular products increased 3.9% from 1993.

     Seamless tubular net sales increased $10.1 million, or 16.2% on a volume increase of 20.0%. The increase in seamless tubular net sales resulted primarily from an increase in shipments of seamless OCTG due in part to Koppel's increased recognition in the marketplace. Fiscal 1994 average selling prices for all seamless tubular products declined 3.2% due in part to an increased level of foreign imports of seamless OCTG in fiscal 1994.


     Price and volume levels in the domestic tubular market are primarily dependent on the level of drilling activity in the United States and abroad, the level of foreign imports as well as general economic conditions. The average number of oil and natural gas drilling rigs in operation in the United States (rig count) increased 3.4%, from 757 for fiscal 1993 to 783 for fiscal 1994, according to Baker Hughes, Inc. The effects of this increase were offset by an increased level of imported tubular products resulting in downward pressure on tubular product prices for most of fiscal 1994.


     On June 30, 1994, the Company and six other U.S. steel companies filed antidumping petitions against imports of OCTG products from seven foreign nations. The cases ask the U.S. government to take action to offset injury to the domestic OCTG industry from unfairly traded imports. The antidumping petitions were filed against OCTG imports from Argentina, Austria, Italy, Japan, Korea, Mexico and Spain. The Company also joined in filing countervailing duty cases charging subsidization of OCTG imports from Austria and Italy. The cases are being handled by the International Trade Administration of the U.S. Department of Commerce, which is investigating the existence and extent of dumping and subsidization, and by the U.S. International Trade Commission, which is assessing whether dumping and subsidization have caused material injury to the U.S. industry. In August 1994, the International Trade Commissioners voted unanimously that there was reasonable indication of material injury which warrants further investigation of the petitions. The existence and extent of unfair trade practices could be determined as early as late January 1995, and preliminary tariffs could be imposed at that time. Final determinations regarding unfair practices and any injury caused thereby are expected in the summer of 1995. While the Company cannot predict the outcome of the cases at this time, the Company believes that a favorable ITC ruling could decrease foreign shipments of OCTG products and increase the volume and average selling prices of the Company's shipments.

     Price increases and improvements in tubular product shipments will continue to also be highly dependent on the level of drilling activity in the United States and abroad as well as the level of activity in the steel industry and the general state of the economy.

     SBQ product net sales, excluding KES, increased $24.3 million, or 59.9% on a volume increase of 44.3%. SBQ product average selling prices increased 10.9% from fiscal 1993. SBQ product volume and prices have increased as a result of stronger market demand over the prior year, combined with Koppel's increased recognition in the marketplace. The increase in net sales of "other" products is primarily attributable to an increase in shipments of hot rolled coils, which is a result of stronger market demand for this product over the prior year. Continued improvements in shipments and net sales of SBQ products and hot rolled coils will be largely dependent on the general state of the economy and the overall strength of the steel industry.

     Adhesives segment net sales increased $4.9 million, or 17.3%. The increase in adhesives segment net sales over the prior year was primarily the result of expansion of product lines acquired in fiscal 1993.


     Consolidated gross profit decreased $17.3 million from fiscal 1993 for a gross profit margin of 8.3% compared to 12.0% in fiscal 1993. The decline in gross profit and margin was primarily due to the sale of KES. KES had gross profit in fiscal 1993 of $19.1 million. Gross profit for the specialty steel segment, excluding KES, increased $316,000 from fiscal 1993 for a gross profit margin of 6.5% compared to 7.4% in fiscal 1993. The decline in gross profit margin was partially attributable to a 20.6% increase in the Company's average steel scrap costs over fiscal 1993. The Company has recovered a portion of the increase through higher selling prices for its SBQ products and hot rolled coils; however, it was generally unsuccessful in passing the increases in scrap costs through to tubular product customers. Newport and Erlanger's gross profit declined $5.3 million primarily as a result of increased steel scrap costs and the decline in welded tubular shipments as previously discussed as well as increased maintenance costs due to severe winter weather in the second fiscal quarter. Koppel's gross profit increased $5.4 million which was primarily attributable to improved operating efficiencies due to greater production and sales volume of SBQ and seamless tubular products, as previously discussed. These improvements were partially offset by increased steel scrap costs, lower seamless tubular average selling prices and the effects of severe winter weather conditions in the second fiscal quarter.


     The adhesives segment gross profit increased $1.5 million from fiscal 1993 for a gross profit margin of 23.2%, compared to 22.0% in fiscal 1993. The increase in gross profit and margin was primarily due to increased volume and improved selling prices.

     Selling and administrative expenses declined primarily as a result of the sale of KES and declined as a percentage of net sales from 8.7% in fiscal 1993 to 8.1% in fiscal 1994.


     As a result of the above factors, total specialty steel segment operating income declined $11.0 million primarily due to the sale of KES, which had fiscal 1993 operating income of $9.3 million. The specialty steel segment, excluding KES, earned an operating profit of $2.9 million in fiscal 1994 compared to $4.1 million in fiscal 1993. Of the $2.9 million specialty steel operating profit, Newport and Erlanger incurred a $6.1 million operating loss, compared to a $751,000 loss in fiscal 1993; and Koppel earned a $9.0 million operating profit, compared to a $4.8 million operating profit in fiscal 1993. The adhesives segment earned an operating profit of $1.2 million, virtually unchanged from fiscal 1993.


     Interest income increased $1.5 million primarily due to an increase in average cash and short-term investment balances that resulted primarily from the sale of KES. Interest expense decreased $1.1 million, primarily as a result of a decrease in long-term debt obligations, partially offset by an increase in the average borrowings and interest rates under the Company's lines of credit. Other income increased $1.3 million primarily due to income on the sale of equipment.

     The sale of KES in the first quarter of fiscal 1994 resulted in a pre-tax gain of $35.3 million and increased net income and earnings per common share by $21.5 million and $1.56, respectively. See Note 2 to the Consolidated Financial Statements included herein.

     As a result of the above factors, income before extraordinary item and cumulative effect of a change in accounting principle was $11.5 million, or $.84 per share, for fiscal 1994, compared to a loss of $5.9 million, or a $.44 loss per share, for fiscal 1993. Excluding the effect of the after-tax gain on the sale of KES, the Company incurred a $10.0 million loss before cumulative effect of a change in accounting principle, or a $.72 loss per share, for fiscal 1994. The increase in the fiscal 1994 loss over fiscal 1993 was primarily attributable to the decline in sales in the second quarter as well as the absence of operating earnings from KES in fiscal 1994, as discussed above. See also "Quarterly Results."


     In the first quarter of fiscal 1994, the Company recorded an increase to net income of $1.7 million, or $.12 per share, for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). The adoption of Statement 109 had no impact on cash flow for fiscal 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences. See Note 12 to the Consolidated Financial Statements included herein.

     During the first quarter of fiscal 1994, the Company also adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). Statement 115 requires the Company to mark certain of its investments to market either through the income statement or directly to common shareholders' equity, depending on the nature of the investment. The impact on the Company's financial statements from the adoption of Statement 115 was not material.

FISCAL YEAR ENDED SEPTEMBER 25, 1993 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 26, 1992

     Net sales in fiscal 1993 increased $71.8 million, or 25.5% from fiscal 1992, to $353.1 million. The specialty steel segment net sales increased $68.6 million and the adhesives segment net sales increased $3.2 million.


     Welded tubular net sales increased $21.7 million, or 20.9% on a volume increase of 24.9%. The increase in welded tubular shipments resulted generally from an increase in market share as well as an increase in market activity, as evidenced by a modest increase in the number of oil and natural gas drilling rigs in operation in the United States. The rig count, which on average was 701 for fiscal 1992, increased approximately 8% to an average of 757 for fiscal 1993, according to Baker Hughes Inc. Overall average selling prices of welded tubular products declined 3.3% from fiscal 1992; however, prices generally improved quarter to quarter during fiscal 1993.


     Seamless tubular net sales increased $24.7 million, or 65.4% on a volume increase of 69.4%. Seamless tubular product shipments increased for reasons similar to those for the increase in welded tubular shipments. Average selling prices for seamless tubular products declined approximately 2.4%.

     SBQ product net sales, excluding KES, increased $11.8 million, or 41.1% on a volume increase of 42.4%. SBQ product shipments improved as a result of stronger market demand over the prior year. Average selling prices, however, remained virtually unchanged.

     KES's net sales increased $10.1 million, or 12.6% on a 12.2% increase in volume. Average selling prices remained virtually unchanged from fiscal 1992. The increase in shipments resulted from continued improvement in the various markets served by KES.

     Imperial's net sales increased $3.2 million, or 12.8%, primarily the result of the acquisition of new product lines as well as price increases.

     Consolidated gross profit increased $11.4 million from fiscal 1992 to $42.5 million, or a 12.0% gross profit margin compared to 11.0% in fiscal 1992. Specialty steel gross profit, excluding KES, increased $9.7 million from fiscal 1992 for a gross profit margin of 7.4% compared to 4.3% in fiscal 1992.

     Newport and Erlanger's gross profit increased $2.1 million from fiscal 1992. The increase was primarily due to improved operating efficiencies resulting from increased production volumes, offset by increased steel scrap costs and lower overall selling prices. Gross profit at Koppel increased $7.6 million as a result of significant improvements in production efficiencies due to increased production volume for seamless tubular and SBQ products over fiscal 1992. Gross profit at Koppel was also negatively impacted by lower average selling prices and higher steel scrap costs compared to fiscal 1992. KES's gross profit increased $888,000, primarily as a result of increased volume as previously discussed, partially offset by increases in the cost of steel scrap.

     The adhesives segment gross profit increased $860,000 for a gross profit margin of 22.0% compared to 21.3% in fiscal 1992. The increase in gross profit and margin was primarily due to increased sales volume and operating efficiencies.

     Selling and administrative expenses increased $1.2 million, or 4.0% and declined as a percentage of sales from 10.5% in fiscal 1992 to 8.7% in fiscal 1993. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volumes.

     As a result of the above factors, the specialty steel segment earned an operating profit of $13.4 million in fiscal 1993 compared to $3.4 million in fiscal 1992. Of the $13.4 million specialty steel segment operating profit, Newport and Erlanger incurred a $751,000 loss, compared to a $2.0 million loss in fiscal 1992; Koppel earned a $4.8 million profit, compared to a $3.0 million loss in fiscal 1992 and KES earned a $9.3 million profit, compared to an $8.4 million profit in fiscal 1992. The adhesives segment earned an operating profit of $1.1 million in fiscal 1993 compared to $533,000 in fiscal 1992.

     Interest expense decreased $701,000 primarily as a result of a reduction in long-term debt obligations.


     During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for nineteen days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse" facility. A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for twenty-three days. The source of the radiation in these incidents was contained in incoming shipments of scrap metal and was not detected by monitors that check incoming steel scrap. In response, the Company incurred capital expenditures to install additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.



     The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operations, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7.2 million and $4.1 million, in fiscal 1993 and 1992, respectively. The Company has recovered $3.5 million through insurance, and expects to recover and has recorded, with respect to the 1993 incident, a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Company's insurance company at the time such disposal costs are incurred. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal remedies against certain parties. The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1.1 million, net of applicable income tax benefit of $662,000, or an $.08 loss per share, in fiscal 1993 and an extraordinary charge of $2.5 million, net of applicable income tax benefit of $1.6 million, or a $.19 loss per share, in fiscal 1992. See "Other Matters" for a further discussion related to these incidents.



     As a result of the above factors, the Company incurred a loss before extraordinary item of $5.9 million, or a $.44 loss per share, for fiscal 1993, compared to a loss before extraordinary item of $13.4 million, or a $.99 loss per share, for fiscal 1992. The decline in losses was primarily attributable to increased specialty steel segment sales and operating income, particularly at Koppel, as discussed above.



LIQUIDITY AND CAPITAL RESOURCES



     Working capital at September 24, 1994 was $45.2 million compared to $39.1 million at September 25, 1993. The current ratio at September 24, 1994 was 1.50 to 1 compared to 1.45 to 1 at September 25, 1993. At September 24, 1994, the Company had cash and short-term investments totaling $44.5 million compared to $9.3 million at September 25, 1993. At December 31, 1994, the Company had aggregate lines of credit available for borrowing of $34.9 million, including a $16.2 million line of credit restricted for use at Koppel, of which a total of $31.2 million was outstanding. These lines have interest rates ranging from
 1/2% to 1 1/2% over prime and expire in fiscal 1995 and 1996. At September 24, 1994, approximately $8.3 million in cash and short-term investments were restricted, primarily in connection with cash collateralized letters of credit. Contemporaneously with the Offering, the Company will enter into the Credit Facility, which is expected to be undrawn upon completion of the Offering.

     Cash flow used in operating activities totaled $4.3 million. Major components include a net loss before the effect of the gain on the sale of KES and the adoption of Statement 109 of $10.0 million, a $7.9 million increase in accounts receivable, a $1.2 million decrease in long-term deferred taxes and a $3.2 million increase in inventories. Partially offsetting these uses of operating cash flow were non-cash depreciation and amortization charges of $18.8 million, a decrease in refundable income taxes and other current assets of $2.6 million and $2.7 million, respectively, and an increase in accounts payable of $5.8 million. The increases in accounts receivable, inventories and accounts payable were primarily attributable to the increase in business activity in the specialty steel segment. Other current assets decreased primarily due to the receipt of insurance claims recorded in fiscal 1993. Cash flows from operating activities were also reduced by $4.9 million for income taxes paid, which resulted from the sale of KES.


     Cash flows from operating activities were $2.4 million in fiscal 1993 compared to $8.5 million in fiscal 1992. Major uses of cash in operating activities in fiscal 1993 included a net loss of $7.0 million, an increase in accounts receivable of $11.5 million, resulting primarily from an increase in business activity in the specialty steel segment, and an increase in other current assets of $7.2 million, resulting primarily from the recording of insurance claims. Increases in operating cash flows resulted from increases in accounts payable and accrued liabilities of $1.0 million and $6.8 million, respectively, which were primarily attributable to the increase in business activity in the specialty steel segment and the recording of environmental remediation liabilities.



     Major uses of cash in operating activities in fiscal 1992 included a net loss of $15.9 million and an increase in accounts receivable of $11.5 million that was primarily attributable to the increase in business activity in the specialty steel segment, offset by a decrease in refundable income taxes of $7.1 million. In addition, increases in net cash flows of $10.0 million resulted from increases in accounts payable and accrued liabilities, primarily attributable to the increase in business activity in the specialty steel segment.



     As a result of the sale of KES, the Company received $45.6 million in cash and $4.8 million in common stock of the new entity. In addition, the Company received $6.8 million in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale. A portion of the cash proceeds have been utilized to fund the current year's operating loss. The remaining cash proceeds are invested in short-term investments and will be utilized for general corporate purposes, including capital expenditures, as necessary. The Company intends to hold as an available-for-sale investment the common stock acquired in the sale of KES.



     The Company incurred $11.8 million, $6.1 million and $4.1 million in capital expenditures during fiscal 1994, 1993 and 1992, respectively. Such capital expenditures were primarily related to the acquisition of machinery and equipment in the specialty steel segment. For fiscal 1994, the most significant expenditure was the $2.2 million acquisition of a tubular processing facility located near Houston, Texas. Included in total capital spending for fiscal 1994, 1993 and 1992 was $0.8 million, $0.3 million and $0.2 million, respectively, related to the Company's environmental control facilities. The Company currently estimates that capital spending in fiscal 1995 will approximate $14.0 million. It is anticipated that capital spending will be funded through cash flow from operations, available borrowing sources, as well as available cash and short-term investments. For further information pertaining to the Company's capital plans for fiscal 1995 and beyond see "Business -- Operating Cost Improvements" and "Business -- Strategy -- Implement Capital Improvement Program."



     Net cash flows used by financing activities was $4.4 million in fiscal 1994. During fiscal 1994, the Company made payments on long-term debt obligations of $7.2 million and increased its borrowings under its lines of credit by $1.9 million. Scheduled long-term debt maturities are $15.5 million, $19.0 million and $18.6 million for fiscal 1995, 1996 and 1997, respectively. As discussed in "Use of Proceeds," the proceeds of the Offering will be used to refinance a significant portion of the Company's long-term debt, which will result in minimal term debt amortization requirements over the next three years.



     Cash flows from financing activities in fiscal 1993 and 1992 included net repayments on long-term debt obligations of $7.9 million and $6.6 million, respectively, and increased borrowings under the Company's lines of credit of $6.3 million and $4.0 million, respectively.


     Certain of the Company's loan agreements contain covenants restricting the payment of dividends to its shareholders. Under the most restrictive of these covenants, retained earnings available for dividends is computed under a formula which is based in part on the earnings and losses of the Company after fiscal 1988. Under this covenant, the Company is currently prohibited from paying dividends to its shareholders.

     The Company believes that its current available cash and short-term investments, its cash flow from operations and borrowing sources will be sufficient to meet its anticipated operating cash requirements, including capital expenditures, for at least the next twelve months.

INFLATION

     The Company believes that inflation has not had a material effect on its results of operations to date. Generally, the Company experiences inflationary increases in its costs of raw materials, energy, supplies, salaries and benefits and selling and administrative expenses. Except with respect to significant increases in steel scrap prices as discussed herein, the Company has generally been able to pass these inflationary increases through to its customers.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112) was issued in November, 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain postemployment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of Statement 112 is required in fiscal 1995. Management does not expect adoption of Statement 112 to have a material impact on the Company's financial condition or results of operations.

OTHER MATTERS


  Legal Matters



     Newport is a co-defendant in a claim for breach of implied warranty in the United States District Court for the Southern District of Texas arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim, although no assurances can be given as to the outcome of this case. Insurance may be available for a portion, but not all, of any award for damages. In addition, the Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. The ultimate effect of these matters, however, individually or in the aggregate, on the Company's consolidated results of operations and cash flows may be materially impacted by the amount and timing of charges to operations as well as the amount and timing of cash flow requirements resulting from new information as it becomes available.



  Environmental Matters


     The Company is subject to federal, state and local environmental laws and regulations, including, among others, RCRA, the Clean Air Act, the 1990 Amendments, the Clean Water Act and all regulations promulgated in connection therewith, including those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium, and chromium and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA-approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility.


     The occurrences of accidental melting of radioactive materials previously discussed have not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.



     In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the "Assessment") completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation may require cleanup measures. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities in fiscal 1991, certain parties agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the proposed Consent Agreement, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the proposed Consent Agreement, including all associated costs, claims and liabilities.


     Subject to the uncertainties concerning the proposed Consent Agreement and the storage and disposal of the radiation contaminated baghouse dust, the Company believes it is in compliance in all material respects with all applicable environmental regulations.

     Regulations resulting from the 1990 Amendments that will pertain to the Company's electric arc furnace operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments. However, the Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Company's business or consolidated financial position for the foreseeable future. Capital expenditures during fiscal 1995 for the Company's environmental control facilities are not expected to be material; however, such expenditures could be influenced by new and revised environmental laws and regulations.


     As of September 24, 1994, the Company had environmental remediation reserves of $4.6 million, of which $4.4 million pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 24, 1994, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the proposed Consent Agreement matter, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the proposed Consent Agreement or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.


QUARTERLY RESULTS

     The following table provides certain summary financial information for each of the four quarters of fiscal 1993 and fiscal 1994. Information for fiscal 1993 includes the results of KES which was sold in October 1993.


                                           FISCAL 1994                                 FISCAL 1993
                            -----------------------------------------   -----------------------------------------
                             FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                            QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                            --------   --------   --------   --------   --------   --------   --------   --------
Net sales.................  $ 71,959   $ 66,012   $ 80,807   $ 84,602   $ 77,779   $ 86,735   $ 95,363   $ 93,205
Gross profit..............     7,791      1,831      7,203      8,394      7,366     10,282     12,686     12,162
Operating income (loss)...     1,811     (4,465)     1,377      1,966        178      2,290      4,904      4,300
Net income (loss).........    21,741     (5,583)    (1,990)      (960)    (3,355)    (2,115)        11     (1,532)
Specialty steel net sales:
  Tubular products
    OCTG products.........    29,757     23,351     27,842     35,025     26,053     23,971     26,820     29,517
    Line pipe products....     8,323      9,461     14,492     11,386     11,244     16,093     17,491     11,055
  SBQ products............    14,346     16,467     18,197     15,848      7,531      9,142     10,551     13,337
  Hot rolled coil
    products..............     3,232      2,577      3,669      4,260         --         --      1,805        445
  Other products(1).......     8,104      6,491      8,015      9,598      7,365      7,917      6,880      7,243
                            --------   --------   --------   --------   --------   --------   --------   --------
    Total, excluding
      KES.................    63,762     58,347     72,215     76,117     52,193     57,123     63,547     61,597
  KES.....................        --         --         --         --     19,348     22,932     24,710     23,557
                            --------   --------   --------   --------   --------   --------   --------   --------
    Total specialty steel
      net sales...........  $ 63,762   $ 58,347   $ 72,215   $ 76,117   $ 71,541   $ 80,055   $ 88,257   $ 85,154
                            =========  =========  =========  =========  =========  =========  =========  =========
Tons shipped:
  Tubular products
    Welded OCTG...........    35,800     25,900     30,800     45,700     41,100     29,900     30,100     41,000
    Seamless OCTG.........    14,600     13,800     16,300     17,100      8,900     12,200     14,600     13,000
    Welded line pipe......    17,500     17,400     27,600     20,300     23,900     32,800     34,200     20,000
    Seamless line pipe....       900      2,600      3,800      3,400      2,100      3,800      4,600      3,900
  SBQ products............    33,900     37,000     41,000     36,000     20,100     23,300     26,900     32,200
  Hot rolled coil
    products..............     9,100      7,100     10,300     12,300         --         --      5,200      1,400
  Other products(1).......    18,700     15,600     20,900     25,600     20,300     22,000     18,400     17,900
                            --------   --------   --------   --------   --------   --------   --------   --------
    Total, excluding
      KES.................   130,500    119,400    150,700    160,400    116,400    124,000    134,000    129,400
  KES.....................        --         --         --         --     53,300     62,600     66,100     62,400
                            --------   --------   --------   --------   --------   --------   --------   --------
    Total tons shipped....   130,500    119,400    150,700    160,400    169,700    186,600    200,100    191,800
                            =========  =========  =========  =========  =========  =========  =========  =========
Average selling price per
  ton:
    Welded tubular
      products............  $    417   $    423   $    418   $    429   $    401   $    399   $    414   $    412
    Seamless tubular
      products............       869        782        776        738        823        808        823        801
    SBQ products..........       424        445        443        441        375        393        392        413

- ---------------
(1) Other products include products classified as secondary and limited service.


     The sale of KES increased fiscal 1994 first quarter net income by $21.5 million. In addition, in the fiscal 1994 first quarter, the Company recorded the cumulative effect of the adoption of Statement No. 109, "Accounting for Income Taxes," which increased net income by $1.7 million.


     Fiscal 1994 second quarter results were negatively affected by a decline in welded tubular shipments that resulted primarily from customers' resistance to announced price increases. Fiscal 1994 second quarter welded tubular sales declined by approximately $7.9 million from the comparable fiscal 1993 quarter. The Company adjusted its welded tubular selling prices in response to the decline and volume recovered in the third quarter of fiscal 1994. In addition, fiscal 1994 second quarter results were negatively impacted by severe winter weather conditions.

                                    BUSINESS

GENERAL


     The Company produces specialty steel products consisting of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations; (ii) line pipe used in the transmission of oil, natural gas and other fluids; (iii) SBQ products primarily used in the manufacture of heavy industrial equipment and off-road vehicles; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. The Company manufactures these specialty steel products at its two mini-mills, located in Koppel, Pennsylvania and near Newport, Kentucky. The Koppel facilities include modern melting and tubemaking operations and the Newport facility is the only mini-mill with continuous casting capabilities manufacturing welded tubular products in the United States. The Company sold in excess of 561,000 tons of specialty steel products in fiscal 1994.



     A separate subsidiary of the Company, Imperial, manufactures industrial adhesive products, and accounted for 11% of the Company's net sales for fiscal 1994.



     The Company completed an initial public offering of its common stock in 1988. Current executive officers and directors of the Company, as a group, currently beneficially own 36.9% of the Company's common stock. The Company's common stock is traded on the New York Stock Exchange under the symbol "NSS." The address of the Company's principal place of business is Ninth & Lowell Streets, Newport, Kentucky 41072 and its telephone number is (606) 292-6809.


HISTORY

     The Company was incorporated in 1980 for the purpose of purchasing the idled steel-making facilities of Newport Steel Works from Interlake, Inc. for approximately $23 million. The Company successfully restarted the Newport facilities in 1981, and has subsequently made four strategic acquisitions to increase its steel-making capacity and to extend and diversify its specialty steel product lines. In each of these acquisitions, the Company purchased idled and undervalued production facilities where it had identified readily obtainable cost saving and operating improvement opportunities. Prior to each purchase, the Company recruited a skilled work force and negotiated new and favorable labor contracts with flexible work rules. The Company has assumed no legacy costs, such as retirement or health benefits, with respect to former employees of the facilities.

     In June 1994, the Company acquired a tubular products processing facility located near Houston in Baytown, Texas ("Baytown") for $2.2 million. The facility, which commenced operations in October 1994, finishes production tubing, casing and drill pipe and provides a company-owned stocking location in the heart of the southwest oil and natural gas drilling region. The Company can deliver product to Baytown from both Koppel and Newport by barge. The Company believes that Baytown will lower its finishing costs, increase its product range and increase the geographic market in which it can competitively offer its product since it can ship tubular products to Baytown by barge, and then stock or reship either finished or plain-end tubular products directly to customers in the southwest by truck.

     In October 1990, the Company acquired Koppel Steel Corporation from Babcock and Wilcox Company for $96.7 million. This acquisition extended the Company's product line to seamless OCTG and line pipe and SBQ products. The Koppel tubemaking facility was built in 1977 and the melt shop facilities were built in 1984 at a combined cost significantly in excess of $100 million. B&W built and operated these facilities until they closed the facilities in 1988 due in part to labor contract problems. Before reopening the facilities, the Company was able to negotiate a new and favorable labor contract that afforded the Company labor costs significantly below the steel industry average. Since restarting the facility, the Company has successfully implemented a number of productivity and operational improvements which reduced manufacturing costs. Through the Koppel facility, the Company believes it has established itself as a significant producer in the seamless OCTG market.

     In August 1986, the Company acquired Kentucky Electric Steel Corporation, a mini-mill producer of SBQ products located near Ashland, Kentucky, for approximately $7.3 million. As with Newport and Koppel, at the time of its acquisition by the Company, KES had been closed due to labor contract problems. The Company restarted the mill and began shipping products in November 1986. Although KES had not been profitable for several years prior to its closing, KES incurred start-up losses for only the first six months of fiscal 1987 and was profitable for every quarter thereafter. The Company sold KES in October 1993 for cash and stock totaling $50.4 million. The Company believes the sale maximized the return on its investment in KES.

     In June 1986, the Company acquired Erlanger Tubular Corporation, a tubular products finishing facility located near Tulsa, Oklahoma, for approximately $4.5 million. Erlanger provides the Company with the capability of heat treating and end finishing tubular products manufactured either by the Company or by other tubular products producers and allows the Company to maintain another inventory site in the southwest.

     The Company acquired Imperial Adhesives, Inc. in 1985 for $2.5 million. Imperial produces water-borne, solvent-borne and hot melt adhesives for a number of product assembly applications. See "-- Imperial Adhesives."


MANUFACTURING FACILITIES AND PROCESS


  Koppel Facilities


     The Company manufactures seamless OCTG and line pipe and SBQ products at facilities located in Koppel and Ambridge, Pennsylvania. The operations consist of a melting and casting facility and bar mill located in Koppel and a seamless tubemaking facility located approximately 20 miles away in Ambridge. See "-- Specialty Steel Products -- OCTG Products -- Seamless OCTG Products" and "-- Special Bar Quality Steel Products."


     The production of seamless OCTG product is a technically demanding, capital intensive manufacturing process that requires specialized equipment. The Company's seamless tubemaking facilities are designed for making OCTG in the smaller size range from 1.9 to 5.0 inches in outside diameter. The Company is one of only two producers of seamless production tubing in the United States; there are several foreign producers.

     The tubemaking facility located in Ambridge consists of a piercer, a mandrel mill and a transval mill. The tubemaking facility includes a highly-automated rotary hearth furnace where round billets ("tube rounds") are reheated to temperatures over 2,200 degrees Fahrenheit. Tube rounds exit the furnace to a piercer where a hollow tube is formed. Hollow tubes are then rolled to a specific size and wall thickness by passing through either the mandrel mill or transval mill. Seamless tubular products are produced in both carbon and alloy grades.

     The Company's melting and casting facilities at Koppel consist of an 80 ton Ultra-High Powered ("UHP") electric arc furnace, a ladle refining station and a computer-controlled four-strand continuous bloom/billet caster. Select grades of steel scrap are melted utilizing the UHP furnace. Molten steel, reaching temperatures of approximately 3,000 degrees Fahrenheit, is tapped from the UHP furnace into a ladle and transported to the ladle refining station. The ladle refining station allows for the addition of alloys, thereby providing precise chemical compositions, while maintaining the molten steel at proper temperatures for the caster. Once the chemistries are analyzed and conformed to metallurgical standards, the ladle is carried by crane to the continuous bloom/billet caster. The continuous bloom/billet caster is capable of casting 9-inch square blooms or 5.5-inch round billets. Blooms and billets are further processed at the tubemaking facilities into seamless tubular products or at the bar facilities into SBQ products, or they can be sold to third parties as "as cast" (unfinished) product.


     At the bar mill, blooms are reheated in a highly-automated rotary hearth furnace to temperatures over 2,200 degrees Fahrenheit. Upon exiting the furnace, blooms pass through a series of rolls, reshaping the steel into round bars.


     Koppel is certified by the American Petroleum Institute ("API") enabling the Company to sell its OCTG products as API-certified. The API establishes design standards and procedural specifications for producers of OCTG products. API-certified products are demanded by the major oil and natural gas exploration and production companies as well as other customers.

  Newport Facilities

     The Newport facilities located near Newport, Kentucky, which are also API-certified, consists of a melt shop housing three 100-ton electric arc furnaces, a modern ladle metallurgy station, a continuous slab caster and a walking-beam slab reheat furnace, a hot strip mill, an 8-inch welded pipe mill and a 16-inch welded pipe mill. See "-- Specialty Steel Products -- OCTG Products -- Welded OCTG Products" and "-- Hot Rolled Coils." The ladle metallurgy station, continuous slab caster and walking-beam slab reheat furnace were installed in 1990. The 16-inch welded pipe mill was installed in 1984. Newport is the only mini-mill manufacturing welded tubular products in the United States with continuous casting capabilities. The Newport facilities also include a barge loading facility for shipping product by river and inland waterway.

     In addition, the Company recently purchased 34.5 acres of land adjacent to the Newport facilities which it intends to utilize in the future for unloading and handling incoming steel scrap by barge. The ability to receive steel scrap by barge will significantly increase the geographic area from which the Company can purchase steel scrap at a competitive cost and thereby should insulate the Company from temporary local supply imbalances. The Company currently receives its incoming steel scrap at its Newport operations by rail and truck.

     The production process for the Company's welded tubular products involves three separate operations: melting, rolling and pipe making. Steel scrap is first charged and melted into molten steel utilizing the electric arc furnaces. The molten steel is then "tapped" from the furnace and refined in a state-of-the-art ladle metallurgy station. The ladle metallurgy station allows for the precise control of temperatures and chemistries and enables continuous production sequencing of the molten steel to the continuous slab caster, thereby enhancing melt shop productivity. After metallurgical standards have been met, the molten steel is "cast" into slabs which are cut to length and lifted onto specially designed rail cars for transport to the adjacent reheat furnace. Slabs are processed through the walking-beam slab reheat furnace where they are evenly heated to temperatures of over 2,400 degrees Fahrenheit. Slabs exit directly from the reheat furnace onto the hot strip rolling mill where they are reduced to desired thickness and rolled into coils in sizes up to 50-inch maximum width. Coils are then either slit and formed into welded tubular products at one of Newport's two pipe making facilities or are sold as hot rolled coils.

  Erlanger and Baytown Facilities

     The Company processes and finishes a portion of its own welded and seamless tubular products, and to a lesser extent those of other tubular producers, at Erlanger and Baytown. The finishing processes at Erlanger include upsetting, which is a forging process that thickens tube ends; heat treating, which is a furnace operation designed to strengthen the steel; straightening; coating for rust prevention; and threading. Currently, Baytown is capable of upsetting, coating and threading. One of the projects included in the Company's capital expenditures program is to add heat treating and straightening capabilities at Baytown. Erlanger and Baytown have approximately 21 and 30 acres, respectively, available for storage of tubular products.


     The waterway locations of Erlanger, near Tulsa, and Baytown, near Houston, allow the Company to transport its product directly from Newport and Koppel to the southwest market by barge, the least expensive means of transportation. After finishing, products are either immediately reshipped to customers or stored as inventory to enable the Company to respond quickly to customer needs. According to the Oil and Gas Journal, approximately 60% of all oil and natural gas wells drilled in the United States (as measured by total feet drilled) from 1991 to 1993 were located in Texas, Oklahoma, Louisiana and New Mexico. The Company believes it gains strategic marketing and cost advantages by having finishing, stocking and distribution locations in the heart of the U.S. drilling market. In addition, by operating its own finishing facilities, the Company is able to control product quality and cost, respond quickly to customer shipment requirements and effectively control inventory.


  Capacity Utilization

     Due to adverse conditions in the OCTG market, which is the Company's largest primary end-user market, the Company has been operating its facilities at less than optimal capacity utilization rates as indicated in the table below. The Company has excess production capacity that it believes it can access quickly and with minimal additional fixed costs, if and when the OCTG market improves.

                                                        CAPACITY UTILIZATION FOR
                                                               FISCAL 1994
                                     RATED CAPACITY     -------------------------
             FACILITY                  (IN TONS)        TONS PRODUCED     PERCENT
- -----------------------------------  --------------     -------------     -------
Koppel facilities
  Melt shop........................      400,000           278,300         69.6%
  Bar mill.........................      200,000           169,900         85.0%
  Seamless tube mill...............      200,000           100,900         50.5%
Newport facilities
  Melt shop........................      700,000           367,300         52.5%
  Hot strip rolling mill...........      750,000           353,200         47.1%
  Welded pipe mills................      580,000           269,900         46.5%

OPERATING COST IMPROVEMENTS

     The Company has invested over $80 million in the last six fiscal years to maintain and modernize the Newport facilities. These capital improvements have enabled the Company to improve operating efficiencies and reduce costs. Major expenditures during that period include:

          (i) The completion in 1990 of a $45 million continuous slab caster, including a walking-beam slab reheat furnace, to replace the less efficient method of ingot production, resulting in a significant improvement in prime product yield, lower reheat costs and greater productivity in the hot strip rolling mill;

          (ii) The completion in 1990 of a $4 million ladle metallurgy station which allows the steel refining process to occur in the ladle rather than the furnace, providing for a more precise metallurgical control and improved equipment efficiency, material yield and product quality; and

          (iii) The addition in 1989 of a $6 million baghouse facility to improve electric arc furnace dust collection and enable the melt shop to simultaneously operate all three electric arc furnaces.


     In addition, in October 1994, the Company upgraded the two ladle cranes in Newport's melt shop to allow an increase in the heat size (the total weight of steel melted in the furnace at one time) from 80 to 90 tons. The increase in heat size will improve productivity, increase yields and reduce refractory costs. Based on fiscal 1994 shipment levels (277,600 tons of welded tubular products and 38,800 tons of hot rolled coils), the Company believes it would achieve approximately $0.5 million, or $1.95 per ton, of annual operating benefit for welded tubular products and approximately $0.1 million, or $1.75 per ton, of annual operating benefit for hot rolled coils. Because the estimated operating benefit is based on fiscal 1994 production and shipment levels and product mix, any increase or decrease in actual tons shipped, changes in product mix, or increases in the cost of raw materials or other operating costs would affect the operating benefits actually realized.


     Since the Company acquired Koppel in fiscal 1991 for $97 million, the Company has invested an additional $21 million in capital expenditures and has successfully implemented a number of productivity improvements and cost cutting measures. Capital expenditure projects have included (i) the acquisition of the Baytown facilities for $2.2 million; (ii) a $1.3 million rebuild of the tube mill rotary hearth furnace to enhance reliable and efficient reheating of tube rounds; (iii) a $1.1 million rebuild of the bar mill rotary hearth furnace, to enhance product quality and provide more efficient reheating of blooms; (iv) a $0.3 million upgrade to the tube mill computer controls to consolidate functions and enhance efficiencies; (v) the purchase of a $0.5 million state-of-the-art computerized non-destructive testing inspection system at the tube mill; and
(vi) the purchase of a $0.2 million high pressure water descaling system that improves surface quality of SBQ products.


     In addition to achieving operating cost improvements through modernizing the steel-making facilities, the Company has consistently focused on ways to reduce its labor costs. The Company's average labor cost per hour (including all benefits) was $24.39 for its Newport facilities and $19.53 for its Koppel facilities for the second half of fiscal 1994. According to the American Iron and Steel Institute, the industry average labor cost per hour was $33.36 for the same period. In April 1994, the Company negotiated a new five year labor contract with the USWA for Newport, which allows Newport to consolidate and eliminate certain jobs and, along with changes in incentive and benefit plans, will result in annual labor cost savings in excess of $1.0 million per year beginning in fiscal 1995. In November 1994, the Company signed a five year labor agreement with the USWA for Koppel which includes a net increase in labor costs of approximately 3% per year. The Company estimates this contract will result in an average increase in labor costs of approximately $0.5 million per year. The Company does not provide retiree benefits.

     As indicated in the following table, average manufacturing costs and man hours per ton shipped have declined at both the Newport and Koppel facilities. These productivity measures are influenced by the capital improvements and other operating cost improvements implemented by the Company over the periods presented. In addition, the level of production and shipments as well as product mix has a significant influence on these productivity measures. The following data should be read in conjunction with the more detailed "tons shipped" product volume and sales information included in the "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data."


                                                     FISCAL YEAR ENDED SEPTEMBER
                                       --------------------------------------------------------
                                         1994        1993        1992      1991(1)       1990
                                       --------    --------    --------    --------    --------
Manufacturing costs per ton shipped
  (2)
  Newport facilities (3).............      $252        $254        $273        $333        $292
  Koppel facilities (4)..............      $353        $379        $396        $560         N/A
Steel scrap costs per ton (5)........      $123        $100         $89        $101        $101
Man hours per ton shipped
  Newport facilities (3).............      2.95        3.09        3.24        4.07        3.55
  Koppel facilities (4)..............      4.84        5.45        6.91         N/M         N/A
Tons shipped
  Newport facilities (3).............   320,700     324,400     255,800     205,700     285,100
  Koppel facilities (4)..............   240,300     179,400     117,500      23,400         N/A


- ---------------

(1) In fiscal 1991, the Company incurred non-recurring start-up costs associated with converting Newport's steel-making operations from the ingot method of production to continuous casting. Approximately 81% of Newport's fiscal 1991 production was continuous cast. In addition, in fiscal 1991, the Company incurred non-recurring costs of $4.2 million prior to the commencement of production at and in connection with the start-up of its Koppel facilities.

(2) Excludes the cost of steel scrap and depreciation.

(3) Includes both tubular and hot rolled coil products.

(4) Includes both tubular and SBQ products.

(5) Represents the average cost per ton paid by Newport and Koppel for its steel scrap for the respective periods.

     There can be no assurance that the Company's current manufacturing costs, or other costs such as the cost of steel scrap, will not increase to offset the operating benefits achieved by the initiatives previously described. In addition, changes in product mix, such as increased production levels of hot rolled coils and SBQ products which are significantly less expensive and time consuming to manufacture than tubular products, will decrease manufacturing costs per ton shipped and man hours per ton shipped. There can be no assurance that the Company's production and shipment levels as well as product mix will remain at levels sufficient to achieve the above results.

SPECIALTY STEEL PRODUCTS

     The Company's primary specialty steel products are OCTG products, line pipe, SBQ products and hot rolled coils. The Company believes it is generally perceived by the marketplace as a high quality producer of specialty steel products.

     The chart below lists the size ranges of specialty steel products manufactured by the Company.

                                                RANGE OF SIZES
        SPECIALTY STEEL PRODUCTS              (OUTSIDE DIAMETER)           GAUGES
- ----------------------------------------    ----------------------    -----------------
OCTG Products
  Seamless OCTG Products
     Production tubing..................         1.9" to 4.5"         0.145" to 0.560"
     Drill pipe.........................         2.375" to 5"         0.287" to 0.500"
     Casing.............................         4.5" and 5"          0.205" to 0.500"
  Welded OCTG Products
     Casing.............................       4.5" to 13.375"        0.196" to 0.480"
Seamless and Welded Line Pipe
  Products..............................        1.9" to 12.75"        0.145" to 0.531"
SBQ Products............................         2.875" to 6"
Hot Rolled Coil Products................     28" to 50" in width      0.125" to 0.500"

  OCTG Products


     During the twelve month period ended September 1994, total shipments by domestic OCTG producers were approximately 1.5 million tons, of which approximately 58% represented seamless products and approximately 42% represented welded products. During fiscal 1994, the Company shipped approximately 61,800 tons of seamless OCTG products and approximately 138,200 tons of welded OCTG products. Together, shipments of seamless and welded OCTG products accounted for 38% of the Company's net sales for fiscal 1994. For fiscal 1994, the Company's shipments of seamless and welded OCTG products accounted for approximately 7% and 21%, respectively, of total shipments by domestic OCTG producers.


     Seamless OCTG Products. The Company's seamless OCTG products are used as drill pipe, casing and production tubing. Drill pipe is used and may be reused to drill several wells. Casing forms the structural wall of oil and natural gas wells to provide support and prevent caving during drilling operations and is generally not removed after it has been installed in a well. Production tubing is placed within the casing and is used to convey oil and natural gas to the surface. The Company's seamless OCTG products are sold as a finished threaded and coupled product in both alloy and carbon grades.

     Seamless production tubing represented approximately 54% of the Company's shipments of seamless OCTG products for fiscal 1994. During fiscal 1994, the Company shipped approximately 33,300 tons of seamless production tubing to the OCTG markets, including approximately 28,100 tons of OCTG production tubing ranging in size from 2.375 to 3.5 inches in outside diameter.

     Compared to similar welded products, seamless production tubing and casing are better suited for use in hostile drilling environments such as off-shore drilling or deeper wells because of their greater strength and durability. The production of seamless tubular products with these properties requires a more costly and specialized manufacturing process than does the production of welded tubular products. The Company's average selling price was $832 per ton for all grades and sizes of its seamless OCTG products and was $612 per ton for all grades and sizes of its threaded and coupled welded OCTG products in fiscal 1994.


     Welded OCTG Products. The Company's welded OCTG products are used primarily as casing in oil and natural gas wells during drilling operations. Welded OCTG products are generally used when higher strength is not required, typically in wells less than 10,000 feet in depth. The Company sells its welded OCTG products as both a plain end and as a finished tubular product. The primary market for welded OCTG products is the southwest, northeast and central sections of the United States. The Company's welded OCTG products are sold primarily to distributors, who in turn sell to end users, such as oil and gas drilling and production companies. In fiscal 1994, the Company's shipments of welded OCTG products accounted for 21% of total shipments by domestic producers.


     Line Pipe Products. The line pipe market consists of both seamless and welded products, ranging in size from 1 to 80 inches in outside diameter. Line pipe products are primarily used in gathering lines for the transportation of oil and natural gas at the drilling site and in transmission lines by both gas utility and transmission companies. The Company's seamless and welded line pipe products are in the 1 to 16 inches size segment (smaller sized) and are shipped as a plain end product and welded together on site. Line pipe shipments accounted for 14% of the Company's net sales for fiscal 1994. The Company sells its line pipe products to both distributors and end users.



     During fiscal 1994, total shipments by domestic line pipe producers were approximately 1.1 million tons. Of these 1.1 million tons shipped, 633,000 tons, or 56%, were smaller sized line pipe. In fiscal 1994, the Company shipped approximately 93,500 tons, or 15%, of all shipments by domestic producers of smaller sized line pipe.


  Special Bar Quality Steel Products


     Unlike the majority of SBQ products which are less than 2 inches in diameter and are used primarily in passenger car applications, the Company manufactures SBQ products in a specialized market niche of products ranging in size from 2.875 to 6 inches. The Company produces its SBQ products from continuous cast blooms that enable substantial size reductions in the bloom during processing and provide heavier strength-to-weight ratios. These heavier size SBQ products are primarily used in critical weight-bearing applications such as suspension systems, gear blanks, drive axles for tractors and off-road vehicles, heavy machinery components and hydraulic and pneumatic cylinders. As a result of recent increased demand for these products, the Company has increased its total shipments of SBQ products from approximately 102,500 tons in fiscal 1993 to approximately 147,900 tons in fiscal 1994. SBQ shipments accounted for 21% of the Company's net sales for fiscal 1994. Since beginning production at its Koppel bar facility in March 1991, the Company has consistently increased SBQ shipments.


  Hot Rolled Coils


     The Company produces commercial quality grade hot rolled coils, from 28 to 50 inches in width, between 0.125 to 0.500 inches in gauge, and in 15 ton coil weights. In the past, the Company typically limited its production of hot rolled coils to the amount required to supply its welded pipe mills for conversion into welded tubular products. However, as a result of recent strong demand for hot rolled coils, the Company has begun to utilize its excess melting and rolling capacity to produce hot rolled coils for direct sale to third parties. The Company increased its shipments of hot rolled coils from 6,600 tons in fiscal 1993 to approximately 38,800 tons in fiscal 1994. Hot rolled coil shipments accounted for 5% of the Company's net sales for fiscal 1994. While the Company's shipments of hot rolled coils are not sizable in relation to the total market, the Company focuses its production on the much smaller niche market for high carbon hot rolled coils. These products are sold to service centers and to others for use in high-strength applications.


  Other Products

     The Company's OCTG products are inspected and tested to ensure that they meet API specifications. Products that do not meet specifications are classified as secondary or limited service products and are sold at substantially reduced prices. With the implementation of the ladle metallurgy station and continuous slab caster as well as other capital improvements at the Newport facilities, the Company reduced its secondary and limited service shipments as a percentage of total welded product shipments from 30.6% in fiscal 1989 to 18.8% in fiscal 1994.

STRATEGY

     The Company's business strategy is to increase its sales and improve its results by: (i) implementing capital improvements; (ii) continuing to reduce its operating costs; (iii) positioning the Company to take advantage of potential upturns in its end user markets; and (iv) improving its overall financial flexibility and capital structure.

     Since its inception, the Company has consistently reinvested in its operating facilities, introduced operating efficiencies and reduced its manufacturing costs per ton. Over the last six years, the Company has spent approximately $80 million at the Newport facilities for capital improvements, including a new continuous slab caster, a new ladle metallurgy station and a new electric arc furnace dust collection facility. The Company has spent approximately $21 million since fiscal 1991 to implement a number of capital improvements in the Koppel facilities. These improvements included rebuilding the rotary hearth furnaces at both the tube mill and bar mill and installing a water descaling system at the bar mill. The Company's capital and operating improvements as well as increases in its production and shipments have resulted in a reduction in manufacturing costs per ton shipped (excluding depreciation and the cost of steel scrap) of approximately $40 at Newport since 1990 and of approximately $43 at Koppel since fiscal 1992. Over the same periods, the Company's man hours per ton have decreased from approximately 3.55 to 2.95 at Newport and from approximately 6.91 to 4.84 at Koppel.

  Implement Capital Improvement Program

     The Company intends to implement a three year, $25.8 million capital expenditure program designed to further reduce its operating costs, improve quality and enhance its market position. The program includes eight projects, each of which will allow the Company to achieve productivity improvements and reduce operating costs through the elimination of redundant or less efficient operations and processes. The Company intends to complete four of these projects in fiscal 1995 for an estimated aggregate cost of approximately $3.4 million. These projects are anticipated to result in annual operating benefits of approximately $2.3 million before depreciation. Over the balance of the program, which is scheduled to be completed by the end of fiscal 1997, the Company intends to implement four additional projects for an estimated aggregate cost of approximately $22.4 million. These four projects are anticipated to result in annual operating benefits of approximately $11.3 million before depreciation. The Company believes that upon completion, total operating benefits from its capital expenditure program will result in annual operating benefits of approximately $13.6 million before depreciation. During implementation of the capital improvement program, the Company will continue to make other capital expenditures on its facilities and equipment to maintain these operating assets.


     The Company's capital expenditure program is under continuous review and the Company may, based on the results of engineering studies, revisions in budgeted project costs, increases or decreases in estimated operating benefits, changes in the demand for the Company's products, or the unavailability of internally-generated cash or acceptable external financing, decide in the future to eliminate, postpone, modify or accelerate projects, or to substitute new projects for those currently included in the program. Upon completion of the capital expenditure program, the Company believes that its steel-making operations, like those of other steel producers, will continue to require capital expenditures and additional projects that are essential to the Company's long-term competitiveness. Because the estimated operating benefits from the Company's expected efficiencies and planned capital improvements are based upon a number of assumptions, estimated operating benefits may not necessarily be indicative of the Company's future financial performance, and increases in the cost of raw materials or other operating costs may offset any operating benefits causing actual results to vary significantly. In addition, the Company has based its operating benefit estimates on fiscal 1994 production and shipment levels and product mix. Any increase or decrease in actual tons shipped or change in the product mix would affect the operating benefits realized through the capital expenditure program. Although the Company believes its assumptions with respect to its planned capital expenditure program to be reasonable, there can be no assurance that the estimated operating benefits of the Company's capital expenditure program will actually be achieved, that demand for tubular products, hot rolled coils and SBQ products will continue to support fiscal 1994 production and shipment levels, as well as product mix, that other difficulties will not be encountered in completing the capital expenditure program, or that the projects can be installed or constructed at the estimated costs.

     Significant components of the plan, and estimated costs and operating benefits, are summarized below. For a more complete description of the projects listed in the table below and the assumptions underlying the estimated annual operating benefits calculations, see the discussion following this table.



                                                  ESTIMATED         TOTAL        ESTIMATED
                                                 FISCAL YEAR      ESTIMATED       ANNUAL
                                                     OF            CAPITAL       OPERATING
                   PROJECT                       COMPLETION      EXPENDITURE      BENEFIT
- ---------------------------------------------    -----------     -----------     ---------
                                                               (IN MILLIONS)
Eccentric Bottom Tap -- UHP Furnace..........       1995            $ 1.1          $ 0.9
Line Pipe Coating Facility...................       1995              1.1            0.6
Upgrade Finish Coiler........................       1995              0.6            0.4
Seamless Mill Material Handling..............       1995              0.6            0.4
Heat Treat Furnace and Straightener..........       1996              4.5            2.1
Controlled Cooling Furnace...................       1997              5.4            1.4
Processing Equipment.........................       1997              2.5            0.5
UHP Electric Arc Furnace.....................       1997             10.0            7.3
                                                                 -----------     ---------
Total........................................                       $25.8          $13.6
                                                                 ===========     =========


     Eccentric Bottom Tap -- UHP Furnace. A new furnace bottom shell with an eccentric bottom tap will be installed on the 80 ton UHP electric arc furnace in the melt shop at the Koppel facility. The Company currently anticipates completing all on-site work during a routine maintenance shutdown scheduled for December 1994. Eccentric bottom tapping is a more efficient method of removing slag from the production process and virtually eliminates the need for re-ladling, reduces power consumption, reduces electrode use and refractory consumption and increases productivity. Based on fiscal 1994 shipment levels (147,900 tons of SBQ products and 92,300 tons of seamless tubular products), the Company believes it would achieve approximately $0.5 million of annual operating benefit or $3.80 per ton for SBQ products and approximately $0.4 million of annual operating benefit or approximately $3.95 per ton for seamless tubular products.

     Line Pipe Coating Facility. The Company will construct a line pipe coating facility in Newport, Kentucky. The new facility will be operated by L.B. Foster, a line pipe coating company and a distributor of line pipe and other tubular products. The facility is currently anticipated to be completed in the third quarter of fiscal 1995. Due to its close proximity to the Newport facilities, this project will result in a substantial reduction in freight costs. In addition, the Company will receive a commission on all line pipe coated by L.B. Foster at the new facility. Based on an estimated 48,000 tons of the Company's welded line pipe coated by third parties during fiscal 1994, the Company believes it would achieve approximately $0.6 million of annual operating benefit or approximately $12.40 per ton on these products, including the commission on that tonnage. The expected operating benefits do not take into account any commissions the Company may receive on line pipe coating by L.B. Foster for third parties.

     Upgrade Finish Coiler. The finish coiler in the hot strip mill at the Newport facilities will be upgraded to allow an increase in the weight of hot rolled coils by approximately 3,300 pounds in average coil weight, which is an increase of approximately 15% from the finish coiler's current capacity. The Company anticipates completing the upgrade by the third quarter of fiscal 1995. The larger coils will result in improved productivity at the hot strip mill. Based on fiscal 1994 shipment levels (approximately 277,600 tons of welded tubular products), the Company believes it would achieve approximately $0.4 million of annual operating benefit or approximately $1.50 per ton for welded tubular products.


     Seamless Mill Material Handling. Material handling equipment will be installed in the Koppel tubemaking facility to provide automatic lift, handling, and conveying systems to move tubular products to the off mill area for further processing. The Company anticipates completing this project in the second quarter of fiscal 1995. Currently, seamless tubular products are moved using overhead cranes. A new transfer car will move tubular products to the off mill area for upsetting, non-destructive testing and heat treating. The new conveyance system equipment will reduce delays and increase productivity. Based on fiscal 1994 shipment levels (approximately 92,300 tons of seamless tubular products), the Company believes it would achieve approximately $0.4 million of annual operating benefit or approximately $3.85 per ton on these products.

     Heat Treat Furnace and Straightener. Relocation of an existing heat treat furnace from Koppel to Baytown and installation of a straightener at Baytown will enable the Company to process and finish all of the seamless OCTG product that it sells in the southwest market at the Baytown facility. The Company anticipates completing this project by March 1996. Currently, the Company pays outside processors to provide heat treating and threading of OCTG product sold by the Company in the southwest market. Based on fiscal 1994 shipment levels of heat treated seamless OCTG products sold by the Company in the southwest market (approximately 23,500 tons of seamless OCTG products), the Company believes it would achieve approximately $2.1 million of annual operating benefit or approximately $89.00 per ton.

     Controlled Cooling Furnace. A controlled cooling furnace will be installed in the bar mill at the Koppel facilities to replace its current air cooling beds. This project is scheduled to begin in fiscal 1996 and is anticipated to be completed by mid-fiscal 1997. Metallurgical practice calls for slow cooling certain grades of product produced at the bar mill in order to provide the necessary hardness and reduce cracking that results from non-uniform, rapid cooling. Under current operating conditions, slow cooling is accomplished by moving hot bars into covered pits which requires excessive material handling, constrains production flow, and results in additional straightening requirements and additional lab testing. The proposed controlled cooling furnace will replace pit cooling and thereby eliminate certain material handling and straightening requirements and will result in increased bar mill productivity and capacity, reduced production costs and improved quality. Based on fiscal 1994 shipment levels (approximately 147,900 tons of SBQ products), the Company believes it would achieve approximately $1.4 million of annual operating benefit or approximately $9.30 per ton. This anticipated annual operating benefit does not include any benefit resulting from the Company's ability to produce and sell additional high value SBQ products.

     Processing Equipment. Equipment will be installed in the tubemaking facility at Koppel to provide the finishing capacity for API-certified line pipe products, mechanical tubing, redraw tubing, and other semi-finished products. The Company anticipates completing this project in fiscal 1997. The equipment installation will include a straightener, end-facers, a hydrotester, conveyors and handling equipment. Currently, these products are finished through multi-stage processes requiring large amounts of material handling. Based on fiscal 1994 tons finished (approximately 24,100 tons), the Company believes it would achieve approximately $0.5 million of annual operating benefit or approximately $20.50 per ton on these products.

     UHP Electric Arc Furnace. A UHP electric arc furnace will be installed in the Newport melt shop to replace the existing three furnaces. The furnace will have a rated annual capacity of 750,000 tons of hot metal and have a melting capacity of 110 to 120 tons per hour. The furnace will also include an eccentric bottom tap to permit slag free tapping. The Company currently anticipates completing final engineering studies on the project in December 1995 and estimates completing the installation during fiscal 1997. The Company anticipates the new furnace will enable it to achieve significantly lower production costs through a reduction in power consumption and electrode use, and improved productivity through significantly faster melt times. Based on fiscal 1994 shipment levels (277,600 tons of welded tubular products and 38,800 tons of hot rolled coils), the Company believes it would achieve approximately $6.5 million of annual operating benefit or approximately $23.40 per ton for welded tubular products and approximately $0.8 million of annual operating benefit or approximately $21.15 per ton for hot rolled coils.


  Reduce Operating Costs


     The Company has consistently reinvested in its physical facilities and undertaken initiatives to streamline operations and reduce operating costs. In addition to its capital reinvestments, the Company has consistently strived to reduce other operating costs such as labor, raw material and transportation expenses. Prior to commencing operations at each of the steel-making facilities the Company has acquired, it has negotiated a new and favorable labor contract with the union employees of such facility.


     In addition, in October 1994, the Company upgraded the two existing ladle cranes in Newport's melt shop to allow an increase in the heat size (the total weight of steel melted in the furnace at one time) from 80 to 90 tons. The increase in heat size will improve productivity, increase yields and reduce refractory costs. The Company also implemented changes at the ladle metallurgy facility at Koppel to reduce the non-metallic content of the surface and subsurface of its SBQ products which eliminates the need to grind blooms. The Company believes that this change will result in an anticipated annual operating benefit of approximately

$0.5 million. Because the estimated operating benefit is based on fiscal 1994 production and shipment levels and product mix, any increase or decrease in actual tons shipped, changes in product mix, or increases in the cost of raw materials or other operating costs would affect the operating benefits actually realized. During fiscal 1995, the Company intends to implement changes in Koppel's melt shop to increase furnace productivity from current operating levels. These changes will increase and accelerate heat input to the UHP furnace, and should result in improved production rates per hour. A team of management and hourly personnel has been formed to study, recommend and implement changes in melting practices to improve productivity.


  Position for Market Upturns

     The Company's operating strategy is to maintain an active market presence through all phases of its customers' business cycles. During market downturns, the Company has endeavored to follow this strategy by maintaining production while at the same time reducing costs and investing in its facilities. This strategy has allowed the Company to maintain and improve its market presence and customer relationships during difficult market conditions, and as a result the Company believes it is well-positioned to take advantage of market upturns as they occur. For example, total shipments by domestic SBQ producers increased approximately 8% during the twelve month period ended September 1994 over the comparable twelve month period ended September 1993. During fiscal 1994, the Company increased its shipments and average selling price of SBQ products by 44% and 11%, respectively, excluding KES. In the OCTG market, even though demand has remained relatively weak, the Company has increased its shipments of tubular products since 1990. The Company's Koppel and Newport tubemaking facilities operated at approximately 51% and 47% of capacity, respectively, for fiscal 1994. Consequently, the Company has significant excess production capacity that it believes it can readily access with minimal additional fixed costs should the OCTG market improve.

  Improve Financial Flexibility and Capital Structure


     The Offering is part of the Company's long-term plan to increase its financial flexibility and reduce its financial leverage. In conjunction with the closing of the Offering, the Company will use a portion of its existing cash balances to reduce its total debt outstanding. Contemporaneously with the Offering, the Company will enter into the Credit Facility. Upon completion of the Offering, the Company's aggregate cash, short-term investments and borrowing capacity under the new credit facility will total approximately $ million and based on the Company's debt outstanding after the Offering, it will have minimal term debt amortization requirements over the next five years. The Company also may further reduce its financial leverage in the future by raising funds through the issuance of additional equity to retire a portion of its long-term debt at such time that its financial results and general market conditions support an acceptable equity offering. There can be no assurances, however, when or if and for what amount the Company will complete an equity offering.


MARKETS AND DISTRIBUTION

     The Company sells its specialty steel products to its customers through an in-house sales force which is supplemented by a number of independent sales representatives. The primary end markets for the Company's seamless tubular products has been the southwest United States and certain foreign markets. Nearly all of the Company's OCTG products are sold to domestic distributors, some of whom subsequently sell the Company's products into the international marketplace. The Company estimates that the final destination for its seamless OCTG products included five different foreign countries in fiscal 1994. The Company has historically marketed its welded tubular products in the east, central and southwest regions of the United States, in areas where shallow oil and gas drilling and exploration activity utilize welded tubular products. The Company sells its SBQ products to customers located generally within 400 miles of the Koppel facilities.

     All of the Company's steel-making and finishing facilities are located on or near major rivers or waterways, enabling the Company to transport its tubular products into the southwest by barge. Barge transportation is the least expensive form of transportation and provides the Company with an advantage over competitors outside the southwest market who do not have similar access to barge facilities. Shipping by barge also enables the Company to be cost competitive with producers located in or near the southwest market. For example, barge transportation costs from Newport to the Houston market can reach as low as $9 per ton, while rail transportation to that market can cost approximately $25 per ton. The Company ships substantially all of its welded OCTG products destined for the southwest region by barge, and with the addition of Baytown, the

Company will be shipping substantially all of its seamless OCTG product destined for the southwest by barge as well.

CUSTOMERS

     The Company has approximately 300 specialty steel product customers. The Company's OCTG and line pipe products are used by major and independent oil and natural gas exploration and production companies in drilling and production applications in the United States, Canada, Mexico and overseas. Line pipe products are also used by gas utility and transmission companies. The majority of the Company's OCTG and line products are sold to domestic distributors and directly to end users. The Company sells its SBQ products to service centers, cold finishers, forgers and original equipment manufacturers, and primarily sells its hot rolled coils to service centers and other manufacturers for further processing. The Company has long-standing relationships with many of its larger customers; however, the Company believes that it is not dependent on any customer and that it could, over time, replace lost sales attributable to any one customer. In fiscal 1994, the Company's top five customers accounted for approximately 22% of net sales, and no one customer accounted for more than 8% of total net sales.

COMPETITION

     The markets for the Company's specialty steel products are highly competitive and cyclical. The Company's principal competitors in its primary markets include integrated producers, mini-mills, welded and seamless tubular product processing companies as well as foreign steel producers. The Company believes that the principal competitive factors affecting its business are price, quality and customer service.


     The Company's principal domestic competitors in the welded tubular market, which includes both OCTG and line pipe products, are Lone Star Steel Company, LTV Corporation, IPSCO Steel, Inc., USS/Kobe Steel Company and Maverick Tube Corporation. In the seamless OCTG market, the Company's principal competitors include the USS/Kobe Steel Company in Lorain, Ohio, the only domestic competitor, which has approximately 250,000 tons of annual capacity, and a number of foreign producers. With respect to its SBQ products, the Company competes with a number of steel manufacturers, including USX Corporation, CSC Industries, Inc., Republic Engineered Steels, Inc., Inland Steel Industries, Inc., Bethlehem Steel Corporation, MacSteel Division of Quanex Corporation, North Star Steel Company, Inc. and Atlantic Steel Company. The Company believes that it has been able to compete successfully in the SBQ market by virtue of its focus on a narrow range of quality products.


  Trade Cases

     Imports into the U.S. have captured a significant portion of the OCTG market. From 1984 to 1992, a series of voluntary restraint agreements with various countries limited the amount of OCTG products those countries would export into the United States. These agreements expired March 31, 1992. See "-- Industry."


     In response to the rising level of foreign imports of OCTG products, on June 30, 1994, the Company and six other U.S. steel companies (Bellville Tube Division of Quanex Corporation, IPSCO Steel, Inc., Maverick Tube Corporation, North Star Steel Company, Inc., USX Corporation, and USS/Kobe Steel Company) filed antidumping petitions against imports of OCTG products from seven foreign nations. The cases ask the United States government to take action to offset injury to the domestic OCTG industry from unfairly traded imports. The antidumping petitions were filed against OCTG imports from Argentina, Austria, Italy, Japan, Korea, Mexico and Spain. The Company also joined in filing countervailing duty cases charging subsidization of OCTG imports from Austria and Italy. The cases are being handled by the International Trade Administration of the United States Department of Commerce, which is investigating the existence and extent of dumping and subsidization, and by the United States ITC which is assessing whether dumping and subsidization have caused material injury to the United States OCTG industry. In August 1994, the International Trade Commissioners voted unanimously that there was reasonable indication of material injury which warrants further investigation of the petitions. The existence and extent of unfair trade practices could be determined as early as late January 1995, and preliminary tariffs could be imposed at that time. Final determinations regarding unfair trade practices and any injury caused thereby are expected in the summer of 1995. While the Company cannot predict the outcome of the cases at this time, the Company believes that a favorable ruling could decrease foreign shipments of OCTG products and increase the volume and average selling price of the Company's shipments.

RAW MATERIALS

     The Company's major raw material is steel scrap, which is generated principally from industrial, automotive, demolition, railroad and other steel scrap sources. Steel scrap is purchased by the Company either through scrap brokers or directly in the open market.

     The cost of steel scrap is subject to market forces, and is primarily affected by the expected production levels of other mini-mill steel producers. The cost of steel scrap to the Company can vary significantly, and product prices cannot always be adjusted in the short term to recover increases in steel scrap costs. The Company utilizes numerous grades of steel scrap in its production process to minimize its use of higher cost grades. Historically, the Company has been able to increase SBQ product prices to recover a substantial portion of such increases; however, the Company has not consistently been able to increase its tubular product prices to recover increases in steel scrap costs.

     The long-term demand for steel scrap and its importance to the domestic steel industry may be expected to increase as steel-makers continue to expand steel scrap-based electric arc furnace and thin slab casting capacities. For the foreseeable future, however, the Company believes that supplies of steel scrap will continue to be available in sufficient quantities at competitive prices. The Company recently acquired land adjacent to the Newport mill which, with minor modification, can be used as a barge loading facility. This facility will allow Newport to have steel scrap delivered by barge, rather than by rail and truck as is currently done, which will substantially expand the geographic region from which Newport can acquire scrap. In addition, a number of technologies exist for the processing of iron ore into forms which may be substituted for steel scrap in electric arc furnace-based steel-making operations. Such forms include direct-reduced iron, iron carbide and hot-briquette iron. While such forms may not be cost competitive with steel scrap at present, a sustained increase in the price of steel scrap could result in increased implementation of these alternative technologies.

     The Company's steel manufacturing facilities consume large amounts of electricity. The Company purchases its electricity from utilities near its steel-making facilities pursuant to contracts that expire in 1995 for Koppel and 2001 for Newport. The contracts contain provisions that provide for lower priced demand charges during off-peak hours and known maximums in higher cost firm demand power. Also, the Company receives discounted demand rates in return for the utilities' right to periodically curtail service during periods of peak demand. These curtailments are generally limited to a few hours and historically have had a negligible impact on the Company's operations. The Company has no reason to believe that the utility contract expiring at Koppel in 1995 will not be renewed upon substantially similar terms.

     The Company also consumes smaller quantities of additives, alloys and flux which are purchased from a number of suppliers.

INDUSTRY

  Oil Country Tubular Goods


     The demand for domestic OCTG products is primarily dependent on the number and depth of oil and natural gas wells being drilled in the United States. The level of drilling activity is largely a function of the current prices of oil and natural gas and the industry's future price expectations. The Company believes that approximately eleven tons of OCTG products are used per thousand feet drilled.



     Overall, OCTG demand in the United States has been cyclical. According to Baker Hughes Inc., the average monthly rig count, the most common measure of drilling activity in the U.S., reached a peak of approximately 3,970 in 1981 and a low of approximately 718 in 1992; the average monthly rig count for the month of September 1994 was 802.


     Since 1992, there has been a significant change in the oil and natural gas drilling industry in the United States. Historically, a greater percentage of wells drilled were for crude oil than for natural gas; however, for the nine month period ended September 1994, there was more drilling for natural gas than for crude oil. This shift reflects the increase in well head natural gas prices due principally to the steady increase in natural gas consumption. The increase in natural gas drilling has resulted in greater consumption of seamless tubular products. The United States Department of Energy forecasts in its 1994 Annual Energy Outlook that domestic annual natural gas consumption will increase from 18.7 trillion cubic feet in 1990 to 24.1 trillion cubic feet in the year 2010. The forecasted increases are due to regulatory demands for a cleaner environment, natural gas conversions, new residential construction in which two-thirds of all new homes use natural gas, new uses for natural gas, such as space cooling and gas heat pumps and advances in gas fired generation technology.

     Demand for OCTG products is also influenced by the levels of inventory held by producers, distributors and end users. OCTG product inventory levels have historically been cyclical with inventories building during periods of high drilling activity and declining in periods of lower drilling activity. Over the past ten years demand for OCTG products has been partially satisfied by drawdowns of existing inventories. In 1993, for the first time in five years, inventories increased, and in the first six months of 1994 inventory levels were generally stable.

     The demand for OCTG products produced domestically is also significantly impacted by the level of foreign imports of OCTG products. The level of OCTG imports is affected by: (i) the value of the U.S. dollar versus other key currencies; (ii) overall world demand for OCTG products; (iii) the production cost competitiveness of domestic producers; (iv) trade practices of and government subsidies to foreign producers; and (v) the presence or absence of governmentally imposed trade restrictions in the United States. OCTG market penetration by imports in the United States increased from 7% in 1992 to 25% for the twelve months ended September 1994. Seamless tubular products represented approximately 86% of all imported OCTG product for the nine months ended September 1994. On July 1, 1994, the Company and six other U.S. steel companies filed antidumping petitions against imports of OCTG products from seven foreign nations. The International Trade Commission has issued a favorable preliminary determination on one aspect of the petitions, although the outcome of the cases cannot be predicted at this time. See "-- Competition -- Trade Cases."

  Line Pipe

     The demand for line pipe is only partially dependent on oil and gas drilling activities. In addition to drilling activities, line pipe demand is dependent on factors such as pipe line construction activity, line pipe replacement requirements, utility purchasing programs and new residential construction. Line pipe demand has grown since 1989 along with the increase in natural gas usage and the attendant need for gas transportation lines. Overall, total shipments by domestic line pipe producers reached 1.1 million tons in twelve month period ended September 1994 and shipments of line pipe product 16 inches in diameter and smaller, the product sizes that the Company produces, totaled 633,227 tons in that period.


                      TUBULAR PRODUCT INDUSTRY STATISTICS

                                                                                   YEAR ENDED DECEMBER
                                           FISCAL      ---------------------------------------------------------------------------
                                            1994          1993            1992            1991            1990            1989
                                         -----------   -----------     -----------     -----------     -----------     -----------
U.S. Drilling Activity
 Average rig count drilling for:
  Natural gas(1).....................          416             365             329             351             464             403
  Crude oil(1).......................          358             372             373             485             531             453
 Total average rig count(1)..........          783             755             718             863           1,008             870
 Average well depth(2)...............        5,580           5,463           5,218           4,905           4,787           4,754
 Total well completions(2)...........       20,147          23,578          23,258          26,938          31,204          28,055
 Total feet drilled(3)...............        112.4           128.3           121.6           141.8           149.4           133.4

International rig count(4)...........          993             971             955           1,036           1,047           1,055

Leading Indicators
 Average oil and natural gas prices:
  West Texas intermediate crude(5)...      $ 16.13       $   18.17       $   19.67       $   20.42       $   23.17       $   18.29
  U.S. well head natural gas(6)......      $  1.90       $    2.01       $    1.73       $    1.63       $    1.70       $    1.69

U.S. OCTG Consumption(7)
 Total U.S. producer domestic
  shipments(8).......................        1,313           1,422           1,005             963           1,297             706
 Total imported shipments............          383             353             101             413             381             429
 Inventory (increase) decrease.......         (191)           (330)            276             275             257             533
                                         -----------   -----------     -----------     -----------     -----------     -----------
 Total U.S. market consumption.......        1,505           1,445           1,382           1,651           1,935           1,668
                                         =========          ======          ======          ======          ======          ======
Imports as percent of U.S.
  consumption........................          25%             24%              7%             25%             20%             26%

U.S. Producer Line Pipe
 Shipments(9)........................          633             623             710             657             634             606


                                          1988            1987            1986            1985            1984
                                       -----------     -----------     -----------     -----------     -----------
U.S. Drilling Activity
 Average rig count drilling for:
  Natural gas(1).....................          354             N/A             N/A             N/A             N/A
  Crude oil(1).......................          555             N/A             N/A             N/A             N/A
 Total average rig count(1)..........          937             937             970           1,976           2,429
 Average well depth(2)...............        4,822           4,551           4,482           4,435           4,341
 Total well completions(2)...........       31,902          35,424          39,602          70,481          85,394
 Total feet drilled(3)...............        153.3           161.2           177.5           312.6           370.7
International rig count(4)...........        1,222           1,162           1,262           1,604           1,496
Leading Indicators
 Average oil and natural gas prices:
  West Texas intermediate crude(5)...    $   15.52       $   18.21       $   16.44       $   28.08       $   29.83
  U.S. well head natural gas(6)......    $    1.68       $    1.66       $    1.94       $    2.51       $    2.65
U.S. OCTG Consumption(7)
 Total U.S. producer domestic
  shipments(8).......................        1,212           1,086             588           1,569           1,729
 Total imported shipments............          988             576             617           1,505           2,214
 Inventory (increase) decrease.......         (401)            128             721              96             105
                                       -----------     -----------     -----------     -----------     -----------
 Total U.S. market consumption.......        1,799           1,790           1,926           3,170           4,048
                                            ======          ======          ======          ======          ======
Imports as percent of U.S.
  consumption........................          55%             32%             32%             48%             55%
U.S. Producer Line Pipe
 Shipments(9)........................          645             494             432             577             619

FN
- ---------------

(1) As reported by Baker Hughes Inc.



(2) In feet, as reported by the Energy Information Administration.



(3) In millions of feet, as reported by the Energy Information Administration.



(4) As reported by Baker Hughes Inc. Excludes U.S. rig activity.



(5) In dollars per barrel, as reported by the Oil and Gas Journal for the years ended December 1984 through 1993 and as reported by Bloomberg for fiscal
    1994.



(6) In dollars per million cubic feet, as reported by the Oil and Gas Journal.



(7) In thousands of tons, as reported by Pipe Logix, Inc.



(8) Net of U.S. producer exports.



(9) In thousands of tons, as reported by AISI. Includes line pipe 16 inches in diameter and under only.


  SBQ and Hot Rolled Coils

     The bar and flat rolled steel markets represent the largest segments of the steel market. According to the American Iron and Steel Institute, total 1993 shipments by domestic producers of bar products (which include the Company's SBQ products) and flat rolled steel products (which include the Company's hot rolled coils) were approximately 14 million and 27 million tons, respectively. Bar products are generally categorized into merchant bar quality products and SBQ products which are used for a wide variety of industrial applications including automotive, metal working fabrication, construction, farm equipment, heavy machinery and trucks and off-road vehicles. The hot rolled coils market is differentiated into three broad categories of quality based on surface quality, metallurgical purity, formability and strength to weight ratios. The Company competes in relatively small segments of each of these markets.


     Unlike the majority of SBQ products which are primarily used by passenger car manufacturers, heavy SBQ products such as those produced by the Company are primarily used in the manufacture of light and heavy trucks and off-road vehicles.


     Hot rolled coils are used in the manufacture of steel pipe and tubular products and in a number of other manufacturing processes. The demand for hot rolled coils has significantly increased in recent months as the general market demand for flat rolled steel has increased. Hot rolled coils can be substituted for other flat rolled steel in many applications. As a result, in fiscal 1994, average selling prices for the Company's hot rolled coils increased 4% over fiscal 1993.

IMPERIAL ADHESIVES

  General


     Imperial Adhesives, Inc. is a manufacturer of industrial adhesives products. Imperial maintains over 900 active formulas for the manufacture of water-borne, solvent-borne, and hot melt adhesives, which are used in product assembly applications, including footwear, foam bonding, marine and recreational vehicles, and consumer packaging.


     The Company acquired Imperial in 1985 for $2.5 million. The adhesives company, which had been divested from The United States Shoe Corporation in 1981, afforded the Company an attractive investment opportunity outside of the steel industry. Since acquisition, Imperial has grown in sales from approximately $15 million in fiscal 1986 to approximately $32.9 million in fiscal 1994.

  Manufacturing Facilities and Process

     Imperial produces adhesives products at manufacturing plants located in Ohio, Tennessee, Virginia and Michigan. Imperial manufactures its adhesives by mixing predetermined quantities of raw materials in specially designed mixers. The physical properties of finished formulas are measured and strictly monitored by a statistical process control system. Imperial works closely with its customers to develop adhesives applications designed to meet specific product requirements.

  Strategy

     The Company has implemented a business strategy for Imperial designed to achieve growth in Imperial's revenues through internal development and acquisition of new products and product lines. Imperial has focused on developing or acquiring water-borne products that can be used in place of solvent-based, non-flammable products. In 1995, certain restrictions will be imposed on the use of solvent-based, non-flammable adhesives by the 1990 Amendments to the Clean Air Act and the regulations promulgated thereunder. In fiscal 1993, Imperial purchased exclusive U.S. rights to manufacture a water-borne adhesive, Rapid Stick Dispersion ("RSD"). RSD was developed by SABA International Lamino B.V. to provide an alternative to solvent-based adhesives that bond immediately without utilizing oven or forced drying methods. This product, which is primarily spray-applied, is used in automotive, furniture, upholstery and marine industries.

     Imperial has internally financed its growth and has not required any additional capital investment by the Company. In addition to continuing to focus on revenue growth at Imperial, the Company is also improving its cost structure through facilities consolidation and by reducing the number of products, many of which have similar properties, that it offers customers.

  Markets and Distribution

     Imperial markets its adhesives products throughout the United States and the Caribbean basin through a sales force of approximately 35 people, some of whom are independent sales representatives. Products are distributed from Imperial's four manufacturing sites, a warehouse in Puerto Rico and a number of public warehouses across the United States.

  Competition

     Competition in the industrial adhesives products market is highly-fragmented. The Company believes that it competes in this market on the basis of price, product performance and customer service. Imperial's ability to meet diverse customer needs for water-borne, solvent-borne, and hot-melt adhesives enables it to compete with numerous small or comparably-sized companies, as well as major adhesives producers such as H.B. Fuller Company and National Starch and Chemical Corporation.

OTHER ASSETS

  KESI Stock

     In October 1993, the Company sold KES to Kentucky Electric Steel, Inc. ("KESI") for $45.6 million in cash and 400,000 shares (approximately 8% of the outstanding shares) of KESI. See Note 2 to the fiscal 1994 Consolidated Financial Statements. KESI is traded on the NASDAQ National Market. On November 21, 1994, KESI's stock price closed at $10 per share. Until October 6, 1998, the Company has certain registration rights with respect to its shares of KESI.

  Real Estate


     The Company owns approximately 40 acres of partially improved land near Newport, Kentucky. This property, which has a book value of approximately $10.5 million, is held as investment property and is listed for sale.


ENVIRONMENTAL MATTERS

     The Company's specialty steel and adhesives operations are subject to various federal, state and local environmental laws and regulations, including, among others, the Clean Air Act, the 1990 Amendments, the Clean Water Act and RCRA and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. The Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility. In the event of a release of a hazardous substance generated by the Company, the Company could be responsible for the remediation of contamination associated with such release.


     During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for 19 days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility". A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for 23 days. The source of the radiation in these incidents was contained in incoming shipments of scrap steel, and was not detected by monitors that check incoming steel scrap. In response, the Company incurred capital expenditures to install additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.


     The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operation, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7.2 million and $4.1 million in fiscal 1993 and 1992, respectively. The Company has recovered $3.5 million through insurance, and expects to recover and has recorded, with respect to the 1993 incident, a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Company's insurance company at the time such disposal costs are incurred. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal remedies against certain parties. The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1.1 million, net of applicable income tax benefit of $0.7 million in fiscal 1993 and an extraordinary charge of $2.5 million, net of applicable income tax benefit of $1.6 million in fiscal 1992.



     To date, the occurrences of the accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.


     In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the "Assessment") completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a RCRA Part B permit pertaining to a landfill that is adjacent to the Koppel facilities and owned by B&W, the former owner of the Koppel facilities. The Assessment identified potential releases of hazardous constituents into the environment from numerous SWMU's and AOC's. The SWMU's and AOC's identified during the Assessment and the EPA's follow-up investigation are located at and adjacent to the Company's Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation may require cleanup measures. Pursuant to various agreements entered into among the Company, B&W and PMAC at the time of the Company's acquisition of the Koppel facilities, B&W and PMAC agreed to indemnify the Company against various known and unknown environmental matters. While reserving its rights against B&W, PMAC has accepted full financial responsibility for the matters covered by the proposed Consent Agreement other than with respect to a 1987 release of hazardous constituents (the "1987 Release") that the Company believes could represent the most significant component of any potential cleanup, and other than with respect to hazardous constituents generated by Koppel after its acquisition by the Company, if any. B&W, PMAC and Koppel are in dispute as to whether the indemnification provisions relating to the 1987 Release expire in October 1995. Although B&W has not acknowledged responsibility for any cleanup measures that may be required as a result of any investigation (other than with respect to the 1987 Release, in the event certain actions are taken by the EPA prior to October 1995), B&W and PMAC have agreed to jointly retain an environmental consultant to assist in negotiating the Consent Agreement and to conduct the required investigation. Prior to the completion of the site analysis to be performed in connection with any Consent Agreement, the Company cannot predict the expected cleanup cost for the SWMU's and AOC's covered by the proposed Consent Agreement. The Company believes that it is entitled to full indemnity for all of the matters covered by the proposed Consent Agreement from B&W and/or PMAC. Pursuant to its contractual arrangements with PMAC, the Company has a right of offset against the $15 million principal amount of Subordinated Convertible Debentures due October 2000 through 2005 issued to PMAC which are held in escrow to secure PMAC's indemnification obligations to the Company.

     Subject to the uncertainties concerning the proposed Consent Agreement and the storage and disposal of the radiation contaminated baghouse dust, the Company believes it is in compliance in all material respects with all applicable environmental regulations. Regulations resulting from the 1990 Amendments that will pertain to the Company's electric arc furnace operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments, however, the

Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Company's business or consolidated financial position for the foreseeable future. Capital expenditures for the Company's environmental control facilities are anticipated to total approximately $1.0 million through fiscal 1997 and $3.0 to $5.0 million through fiscal 1999; however, such expenditures could be influenced by new and revised environmental laws and regulations.


     As of September 24, 1994, the Company had environmental remediation reserves of $4.6 million, of which $4.4 million pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 24, 1994, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the proposed Consent Agreement matter, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the proposed Consent Agreement or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.


EMPLOYEES

     As of fiscal 1994 year end, the Company had 1,568 employees of whom 384 were salaried and 1,184 were hourly. Substantially all of the Company's hourly employees are represented by the USWA. The Company's union contracts expire as follows:

                                                              BARGAINING UNIT EMPLOYEES
         SUBSIDIARY              CONTRACT EXPIRATION DATE     AS OF SEPTEMBER 24, 1994
- -----------------------------    -------------------------    -------------------------
Imperial Adhesives, Inc.         November 3, 1995                         47
Erlanger Tubular Corporation     March 6, 1997                            52
Newport Steel Corporation        April 15, 1999                          522
Koppel Steel Corporation         August 31, 1999                         500

     Since its inception, the Company has successfully negotiated 13 labor contracts and has experienced only one work stoppage. During fiscal 1994, Newport experienced a two-day strike when the employees who are represented by the USWA rejected a proposed new labor contract. The strike necessitated a two-day shutdown of the welded tubular products facility. The labor contract which was ultimately agreed upon allows the Company to combine and eliminate certain job classifications resulting in a reduction of its Newport work force. In November 1994, the Company signed a five year labor agreement with USWA for Koppel which includes a net increase in labor costs of approximately 3% per year. The Company estimates this contract will result in an average increase in labor costs of approximately $0.5 million per year.

     The Company has assumed no legacy costs, such as retirement and health benefits, with respect to former employees of the facilities it has acquired. Retirement benefits (including post-retirement health care) represent the most significant difference between the Company's labor costs and the industry average as the Company's employees participate in profit sharing plans as opposed to the typically more costly defined benefit plans prevalent throughout the industry. The profit sharing plans generally require mandatory contributions at a specified percentage of pre-tax profits (with a guaranteed minimum based on hours worked for the bargaining unit employees at Newport). Contribution expense for Newport for the profit sharing plans was $0.5 million in fiscal 1994.

PROPERTIES

     The Company's principal operating properties are listed in the table below. The Company believes its facilities are adequate and suitable for its present level of operations.

       LOCATION                                        PROPERTY
- -----------------------  ---------------------------------------------------------------------
Specialty Steel
Newport, Kentucky        The Company owns approximately 250 acres of real estate upon which are located a melt shop, hot strip mill, two welded pipe mills, machine and fabricating shops and storage and repair facilities aggregating approximately 636,000 square feet, as well as the
                         Company's administrative offices.


Koppel, Pennsylvania     The Company owns approximately 227 acres of real estate upon which are located a melt shop, bar mill, blooming mill, pickling facility, machine and fabricating shops, storage and repair facilities and administrative offices aggregating approximately 900,000 square feet.
Ambridge, Pennsylvania   The Company owns approximately 45 acres of real estate upon which are located a seamless tube making facility and seamless tube finishing facilities aggregating approximately 659,000 square feet.
Tulsa, Oklahoma          The Company leases approximately 35.7 acres of property upon which is located a tubular processing facility. The facility is located at the
                         Tulsa Port of Catoosa where barge facilities are in close proximity.
                         Located on this property are six buildings aggregating approximately
                         119,000 square feet which house the various finishing operations.
Baytown, Texas           The Company owns approximately 40 acres of real estate upon which is located a tubular processing facility. The facility is located adjacent to barge facilities. Located on the property are eight buildings aggregating approximately 65,000 square feet which house the various finishing operations.
Adhesives
Cincinnati, Ohio         The Company owns approximately seven acres of property in Cincinnati,
Kalamazoo, Michigan      Ohio, five acres of property in Kalamazoo, Michigan, and 1.5 acres of
Lynchburg, Virginia      property in Lynchburg, Virginia for use in its adhesives operations.
Nashville, Tennessee     The Cincinnati properties contain five buildings aggregating approximately 150,000 square feet; the Kalamazoo property consists of one 24,000 square foot building; and the Lynchburg property consists of one 10,000 square foot building. The Company also leases approximately 3.1 acres in Nashville, Tennessee for use in its adhesives operations, including one building aggregating
                         approximately 60,000 square feet.
Other
Newport, Kentucky        The Company also owns approximately 40 acres of partially developed land near Newport, Kentucky, acquired in fiscal 1989, which is held as investment property and is listed for sale.


LEGAL PROCEEDINGS

     In September 1994, the Company received a proposed Consent Agreement from the EPA. See "Investment Considerations -- Cost of Compliance with Environmental Regulations" and "-- Environmental Matters."


     Newport is a co-defendant in a claim for breach of implied warranty in the United States District Court for the Southern District of Texas arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim, although no assurances can be given as to the outcome of this case. Insurance may be available for a portion, but not all, of any award for damages.

     In addition, the Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters which seek remedies or damages. The Company believes it has meritorious defenses with respect to these claims and litigation and that the ultimate disposition of any of the proceedings, individually or in the aggregate, to which the Company is currently a party will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. The ultimate effect of these matters, however, individually or in the aggregate, on the Company's consolidated results of operations and cash flows may be materially impacted by the amount and timing of charges to operations as well as the amount and timing of cash flow requirements resulting from new information as it becomes available.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The executive officers and directors of the Company are as follows:

               NAME                  AGE                   POSITION WITH THE COMPANY
- -----------------------------------  ----        ---------------------------------------------
Clifford R. Borland................    57        Director, President and Chief Executive
                                                 Officer
Patrick J.B. Donnelly..............    58        Director
John B. Lally......................    58        Director
R. Glen Mayfield...................    53        Director
Ronald R. Noel.....................    53        Director, Vice President,
                                                 Secretary and Chief Administrative Officer;
                                                 President of Newport
John R. Parker.....................    50        Vice President, Treasurer and Chief Financial
                                                 Officer

     The directors of the Company are elected at each annual meeting of the shareholders and hold office until their successors have been elected and qualified. The officers are appointed by the Board of Directors and serve at its discretion. The Articles of Incorporation provide that at such time as there are nine or more directors, the Board of Directors may by resolution divide the Board into three classes with the terms in office of each class ending in successive years.

BUSINESS BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

CLIFFORD R. BORLAND is a founder of the Company, has been its President and Chief Executive Officer since its inception, and has been a director since 1981. He held various positions at United States Steel Corporation from 1960 through 1967. He joined Interlake's Riverdale Works as Chief Metallurgist in 1967, became Director of Metallurgy for Interlake's Iron and Steel Division in 1978 and served as Plant Manager of the Newport Steel Works from 1977 to 1980. Mr. Borland is also a director of The Huntington Bank, Inc. (Kenton County, Kentucky) and Kentucky Electric Steel, Inc.

PATRICK J.B. DONNELLY has been a director of the Company since November 1981. Since 1972, he has been a partner in the law firm of Niles, Barton and Wilmer which is based in Baltimore, Maryland.

JOHN B. LALLY has been a director of the Company since November 1981. Mr. Lally is Chairman of the Board and Chief Executive Officer of L B Industries, Inc., a privately-owned pipe distributor. He has served as an executive officer of L B Industries, Inc. and its predecessors for over 27 years.

R. GLEN MAYFIELD has been a director of the Company since November 1981. Mr. Mayfield is the President of Mayfield & Robinson, Inc., an independent management and financial consulting firm, which he founded in 1978. For ten years prior to founding Mayfield & Robinson, Inc., Mr. Mayfield worked for the First National Bank of Cincinnati. He is also a director of Suburban Bancorporation, Inc.

RONALD R. NOEL has been a director of the Company since November 1981. He is a founder of the Company and has been Vice President and Chief Administrative Officer since its inception. He assumed the position of Secretary of the Company in November 1989 and the position of President of Newport in March 1994. Mr. Noel joined Interlake's Newport Steel Works in 1966 and served in various positions, including Chief Industrial Engineer from 1976 to 1980.

JOHN R. PARKER joined the Company as Treasurer in 1981 and has held the positions of Vice President, Treasurer and Chief Financial Officer or similar positions with the Company for more than five years. Prior to joining the Company, he was a manager with Arthur Andersen LLP.

BUSINESS BACKGROUND OF OTHER MANAGEMENT MEMBERS

PAUL C. BORLAND joined the Company as Vice President and General Manager of KES in 1989. Mr. Borland assumed his current position as President of Koppel in 1990. Mr. Borland joined the Company with over 33 years of steel industry experience where he held various management positions with Latrobe Steel Corporation and the Universal Cyclops Specialty Steel Division of Cyclops Corporation. He also held the position of Vice President and General Manager of Ohio Steel Tube, a division of Copperweld Corporation, where he also held the position of Vice President. Paul C. Borland is the brother of Clifford R. Borland.

RICHARD L. CARTER has been Vice President and General Manager of Erlanger since 1987. Prior to 1987 Mr. Carter held various positions in the industrial engineering department of Newport.

THOMAS J. DEPENBROCK has been Corporate Controller of the Company since 1987. Mr. Depenbrock was with the accounting firm of Arthur Andersen LLP from 1978 until 1987.

THOMAS L. GOLATZKI has been Vice President of the Company since 1987. Prior to 1987, Mr. Golatzki was the Director of Engineering and Administrative Services of the Company.

ROBERT D. JOHNSON joined Imperial in 1970 and has served as its President since 1980.

JACK W. MEHALKO has been Vice President of the Company since March 1994. Mr. Mehalko was President of Newport from 1989 until March 1994 and Vice President and General Manager of KES from 1986 to 1989.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company are paid an annual retainer of $16,000 and $1,000 for each meeting of the Board of Directors attended in excess of four meetings per fiscal year and expenses for attendance at meetings of the Board and Committees. In addition, such outside Directors are paid $750 ($1,000 for Committee Chairmen) for each Committee meeting attended.

EXECUTIVE COMPENSATION

     The following table presents summary information concerning compensation received by the Chief Executive Officer and each of the other executive officers for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM
                                                         ANNUAL COMPENSATION        COMPENSATION
                                                      -------------------------     ------------
                                                                 OTHER ANNUAL        NUMBER OF          ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR      SALARY      BONUS     COMPENSATION(1)     OPTIONS/SARS     COMPENSATION(1)
- ------------------------------  -----    --------     -----     ---------------     ------------     ---------------
Clifford R. Borland              1994    $361,392      $ 0            (2)              41,333           31,750
  President and Chief            1993     315,921        0            (2)              15,000        16,648(3)
  Executive Officer              1992     310,000        0                                  0
Ronald R. Noel                   1994    $188,951      $ 0            (2)              13,420         8,643(3)
  Vice President, Secretary      1993     181,328        0            (2)               9,750        14,537(3)
  and Chief Administrative       1992     178,000        0                                  0
  Officer; President of
  Newport
John R. Parker                   1994    $173,863      $ 0            (2)              13,420        15,647(3)
  Vice President, Treasurer      1993     166,022        0            (2)               9,750         7,131(3)
  and Chief Financial Officer    1992     163,000        0                                  0


- ---------------

(1) In accordance with the transitional provisions of the rules on executive officer compensation adopted by the Securities and Exchange Commission, amounts under "Other Annual Compensation" and "All Other Compensation" are excluded for the Company's fiscal 1992.



(2) The named executive officers received certain perquisites in fiscal 1994 and fiscal 1993, the amount of which did not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus.


                                       53


(3) Amounts included as "All Other Compensation" consist of insurance premiums made pursuant to the Company's salary continuation program and in connection with certain disability insurance policies. Under the Company's salary continuation program, which the Company funds with insurance policies, the Company will pay certain employees, including the executive officers, upon retirement at or after age 62 an amount ranging from 27% to 42% of his current base salary for life, with payments for a minimum of 10 years either to each participant or his descendants. During fiscal 1994 and fiscal 1993, respectively, the Company paid aggregate premiums as follows: $18,933 and $4,733 for Mr. Borland; $3,143 and $9,430 for Mr. Noel; and $10,911 and $2,748 for Mr. Parker. The Company has purchased disability insurance policies for the benefit of certain employees of the Company, including the named executive officers. In the event an insured is disabled for more than 60 days, he will be paid 70% of his base salary during the term of such disability up to age 65. During fiscal 1994 and fiscal 1993, respectively, the Company paid aggregate premiums as follows: $12,817 and $11,915 for Mr. Borland; $5,500 and $5,107 for Mr. Noel; and $4,736 and $4,383 for Mr. Parker.


     The following tables present certain information concerning stock options/SARs granted to and exercised by the executive officers of the Company during fiscal 1994.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                               POTENTIAL
                                                                                                           REALIZABLE VALUE
                                                                                                           AT ASSUMED ANNUAL
                                                                                                                 RATES
                                       PERCENT OF                                                           OF STOCK PRICE
                                         TOTAL
                                      OPTIONS/SARS                                                           APPRECIATION
                                       GRANTED TO                                                         FOR OPTION TERM(3)
                                      EMPLOYEES IN                        MARKET PRICE
                     OPTIONS/SARS        FISCAL          PER SHARE          ON DATE        EXPIRATION     -------------------
        NAME          GRANTED(1)        YEAR(2)        EXERCISE PRICE       OF GRANT          DATE          5%          10%
- -------------------- ------------     ------------     --------------     ------------     ----------     -------     -------
Clifford R. Borland     41,333             9.7              7.25              7.25          12/01/03      188,457     477,588
Ronald R. Noel          13,420             3.2              7.25              7.25          12/01/03       61,188     155,063
John R. Parker          13,420             3.2              7.25              7.25          12/01/03       61,188     155,063

- ---------------

(1) Options/SARs were granted pursuant to the NS Group, Inc. Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 (NSO Plan). The options become exercisable over a five year period in increments of 20% per year beginning with the third anniversary of the date of grant.

(2) The Company granted options representing 424,135 shares to employees in fiscal 1994 (135,085 under the NSO Plan and 289,050 under the Company's Employee Incentive Stock Option Plan).

(3) The amounts shown under these columns are the result of calculations at 5% and 10% rates as required by the Commission and are not intended to forecast future appreciation of the stock price of the Company's common stock.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                    TOTAL NUMBER OF SHARES FOR
                                                         WHICH UNEXERCISED            TOTAL VALUE OF UNEXERCISED,
                       NUMBER OF                       OPTIONS/SARS HELD AT            IN-THE-MONEY OPTIONS/SARS
                        SHARES                          SEPTEMBER 24, 1994           HELD AT SEPTEMBER 24, 1994(1)
                      ACQUIRED ON      VALUE       -----------------------------     -----------------------------
        NAME           EXERCISE       REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- --------------------  -----------     --------     -----------     -------------     -----------     -------------
Clifford R. Borland        0             $0           18,200           73,133            $ 0            $41,250
Ronald R. Noel             0              0           13,900           36,770              0             26,813
John R. Parker             0              0           14,700           36,970              0             26,813

- ---------------

(1) In-the-Money Options/SARs are those where the fair market value of the underlying securities at fiscal year end exceed the exercise price of the option or SAR.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of September 24, 1994 with respect to the beneficial ownership of shares of Common Stock owned by (a) each person known by the Company to own beneficially more than 5% of the Common
Stock of the Company, (b) each director or officer of the Company, and (c) all directors and officers of the Company as a group.

                                                                         NUMBER OF           PERCENTAGE
                              NAME                                      SHARES OWNED          OF CLASS
- ----------------------------------------------------------------        ------------         ----------
DIRECTORS AND EXECUTIVE OFFICERS
Clifford R. Borland(1)..........................................          2,885,200(2)          20.9
Ronald R. Noel(1)...............................................          1,143,452(2)           8.3
John B. Lally(1)................................................            688,090(3)           5.0
John R. Parker..................................................            176,699(2)(4)        1.3
Patrick J.B. Donnelly...........................................             99,375(5)            .7
R. Glen Mayfield................................................            118,795               .9
All Directors and Executive
Officers as a group
(6 persons).....................................................          5,111,611(2)          36.9
OTHER 5% SHAREHOLDERS:
State of Wisconsin Investment Board(1)..........................          1,315,400              9.5
Pioneering Management Corporation(1)............................            934,000              6.8
General Electric Capital Corporation(1).........................            772,481(6)           5.3
PMAC, Ltd. and certain other parties(7).........................          1,705,881             11.0

- ---------------

(1) The address of Messrs. Borland and Noel is NS Group, Inc., Ninth and Lowell Streets, Newport, Kentucky 41072. The address of Mr. Lally is 100 South Wacker Drive, Suite 1830, Chicago, Illinois 60606. The address of the State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707. The address of Pioneering Management Corporation is 60 State Street, Boston, Massachusetts 02109-1820. The address of General Electric Capital Corporation ("GECC") is 260 Long Ridge Road, Stamford, Connecticut 06927.



(2) Includes, where applicable, shares of Common Stock (a) which may be acquired within 60 days of September 24, 1994 by Mr. Borland (18,200), Mr. Noel (13,900), Mr. Parker (14,700) and all Directors and executive officers as a group (46,800) pursuant to the Company's Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 and (b) owned by Mr. Noel (1,102), Mr. Parker (1,929) and all Directors and executive officers as a group (3,031) and held by the trustee of the NS Group, Inc. Salaried Employees' Flexible Compensation Plan, which shares are voted as directed by the participants to whose account they are allocated.



(3) Includes 50,855 shares owned by Mr. Lally's wife. Mr. Lally disclaims any beneficial interest in these shares.



(4) Includes 80,000 shares owned by Mr. Parker's wife. Mr. Parker disclaims any beneficial interest in these shares.



(5) Includes 32,850 shares owned by Mr. Donnelly's wife and 33,000 shares held by Mr. Donnelly's wife as custodian for their children. Mr. Donnelly disclaims any beneficial interest in these shares.



(6) Represents number of shares purchasable upon exercise of warrants, which have an exercise price of $8.00 per share.



(7) PMAC is a Texas limited partnership for which PM Acquisition Corporation ("PM Corp.") is the general partner. PMAC, PM Corp. and certain other affiliated persons have filed a Schedule 13D ("PMAC Schedule 13D") with the Commission indicating on the cover pages thereof the following ownership numbers and percentages, as updated from information provided by PMAC (some of which are duplicative as described below): PMAC (and PM Corp.), 882,352 (6.0%); R. Alpert, 1,335,293 (8.8%); R. E. Belfer, 370,588 (2.6%); R. A.
    Belfer, 370,588 (2.6%). The shares listed in the PMAC Schedule 13D for R. Alpert include the shares listed for PMAC and PM Corp. (for which shares R. Alpert, PMAC and PM Corp. would share voting and dispositive power) and an additional 452,941 shares (for which R. Alpert would have sole voting and dispositive power). R. E. Belfer and R. A. Belfer, as co-trustees of certain trusts, would share voting and dispositive power for 92,647 shares; R. E. Belfer, as sole trustee of certain other trusts, would hold sole voting and dispositive power for 92,647 shares; and R. A. Belfer, as sole trustee of a certain other trust, would hold sole voting and dispositive power for 185,294 shares. The cover pages for the Belfers in the PMAC Schedule 13D filed (and updated from information obtained from PMAC) indicates that each one shares voting and dispositive power for 370,588 shares.


    All of the shares listed in the PMAC Schedule 13D represent shares issuable upon conversion of $29 million principal amount of Convertible Debentures, convertible at a price of $17 per share ("Convertible Debentures"), issued to PMAC in connection with the Company's purchase of the assets comprising Koppel Steel Corporation in 1990 ("Koppel Acquisition"). (Of such Convertible Debentures, $15 million, which are owned by PMAC (and PM Corp.), are held in escrow as security for contingent indemnification obligations of PMAC to the Company in connection with the Koppel Acquisition.)

    The Convertible Debentures provide that, after the conversion into Common Stock of all of the Convertible Debentures, so long as PMAC or its affiliates own 60% of the shares issued upon conversion, the Company will take certain actions to provide for the election as a director of the Company of an individual chosen by PMAC (and approved by the Company). As of October 4, 1990, the Company agreed that R. A. Belfer would be acceptable as such director. The Convertible Debentures also provide that the holders of the stock issuable upon conversion thereof will vote for the Company's nominees for directors (including the nominee designated by

                                       55

    PMAC). In addition, the transfer of the Convertible Debentures is subject to a right of first refusal in favor of the Company; a holder of the shares issuable upon conversion may not transfer such shares except subject to a right of first refusal in favor of the Company or pursuant to Rule 144 under the Securities Act of 1933. Finally, the holders of the Convertible Debentures and any shares issued upon conversion thereof are subject to certain "standstill" provisions, including a prohibition against acquiring, in the aggregate, more than a 15% interest in the voting securities of the Company.

    The address of PMAC, Ltd. and R. Alpert is 15311 Vantage Parkway West, Suite 315, Houston, Texas 77032. The address of R. E. Belfer and R. A. Belfer is 885 Second Avenue, New York, New York 10017.

    The information in this footnote and the corresponding information in the above share ownership table was derived from the PMAC Schedule 13D, information provided by PMAC and from the terms of the Convertible Debentures.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of Messrs. Mayfield, Lally and Donnelly, none of whom has served as an officer or employee of the Company or any of its subsidiaries.

     John B. Lally owns the controlling interest in L B Industries, Inc. The Company sells substantially all of its secondary and limited service tubular products to L B Industries, Inc. Sales to L B Industries, Inc. amounted to approximately $11.0 million, $10.9 million and $10.3 million in fiscal 1994, 1993 and 1992, respectively. Trade receivables from this customer were $958,000 and $582,000 at the end of fiscal 1994 and 1993, respectively. The Company believes that its transactions with L B Industries are conducted on an arms-length basis.

                              CERTAIN TRANSACTIONS

     On September 27, 1993, the Company repaid an $8 million loan from PMAC made pursuant to a Loan Agreement dated as of October 4, 1990. The Company funded such repayment with the proceeds of an $8 million capital expenditure loan made to the Company by GECC. Such loan is payable in 28 quarterly installments of principal, together with interest at 8 percent.

                    DESCRIPTION OF THE SENIOR SECURED NOTES

     The Senior Secured Notes will be issued under an indenture (the "Indenture"), between the Company and Huntington National Bank, as trustee (the "Trustee"), a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Senior Secured Notes are subject to all such terms, and prospective purchases of the Senior Secured Notes are referred to the Indenture for a statement thereof. The following summary does not purport to be a complete description of the Senior Secured Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture and the Senior Secured Notes, and is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended ("TIA"), as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

PRINCIPAL, MATURITY AND INTEREST


     The Senior Secured Notes will be obligations of the Company and will rank pari passu with the Company's other unsubordinated debt obligations. The Senior Secured Notes will be limited to $125,000,000 aggregate principal amount and
will mature on             , 2003. The Senior Secured Notes will be secured by
Intercompany Notes issued in favor of the Company by Newport, Koppel and Erlanger in an aggregate amount at least equal to the principal amount of the Senior Secured Notes. The Senior Secured Notes also will be unconditionally guaranteed, jointly and severally, by each current Subsidiary of the Company. Each Intercompany Note and the obligations under the Subsidiary Guarantee will rank pari passu in right of payment with the unsubordinated obligations of the Subsidiaries, including obligations arising in connection with the Credit Facility. For each of Newport, Koppel and Erlanger, its obligations under the Subsidiary Guarantee will be secured by a first priority security interest and its Intercompany Note will be secured by a second priority security interest in its steel-making operations, excluding inventory, accounts receivable and certain intangible property.


     Interest on the Senior Secured Notes will accrue at the rate of      % per
annum and will be payable semi-annually on each             and             ,
commencing             , 1995 to the Holders of record of Senior Secured Notes
at the close of business on the             and             immediately
preceding such interest payment dates. Interest on the Senior Secured Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at a rate equal to the stated rate of interest.

     As discussed below, payment of principal of, and interest on, Senior Secured Notes represented by one or more permanent global Senior Secured Notes registered in the name of or held by The Depository Trust Company (the "Depositary") or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner and holder of such permanent global Senior Secured Note or Notes. See "-- Same-Day Settlement and Payment."

OPTIONAL REDEMPTION

     Except as described below, the Senior Secured Notes may not be redeemed
prior to             , 1999. On and after             , 1999, the Company may,
at its option, redeem the Senior Secured Notes, in whole or in part, from time to time, at the redemption prices set forth below (expressed as a percentage of the principal amount thereof), in each case together with accrued interest, if any, to the date of redemption, if redeemed during the twelve-month period
beginning                     of the years indicated below:

                      YEAR                           PERCENTAGE
- -------------------------------------------------    -----------
1999.............................................            %
2000.............................................            %
2001 and thereafter..............................      100.00%

; provided, that if the date fixed for redemption is             or
            , then the interest payable on such date shall be paid to the Holder
of record on the next preceding             or             .

     During the first 36 months after the Offering, the Company may redeem up to 40% of the principal amount of the Senior Secured Notes with the net proceeds of
a Public Equity Offering of Common Stock at      % of the principal amount
thereof plus accrued interest to the redemption date; provided that at least $75,000,000 of the Senior Secured Notes remain outstanding following the redemption.

     In the event that less than all of the Senior Secured Notes are to be redeemed at any time, selection of Senior Secured Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Senior Secured Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Secured Notes to be redeemed at its registered address. If any Senior Secured Note is to be redeemed in part only, the notice of redemption that relates to such Senior Secured Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Secured
Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Secured Note. On and after the redemption date, interest will cease to accrue on Senior Secured Notes or the portion thereof called for redemption unless the Company defaults in the payment of the redemption price or accrued interest. Senior Secured Notes that are optionally redeemed by the Company (after a Public Equity Offering or otherwise) or that are purchased by the Company pursuant to an Asset Sale Offer as described under "-- Certain Covenants-Restrictions on Asset Sales" or pursuant to a Change of Control Offer as described under "-- Change of Control" will be surrendered to the Trustee for cancellation.

     The Credit Facility contains certain covenants that restrict the ability of the Company to redeem the Senior Secured Notes without the prior written consent of the Lenders. See "Description of Certain Indebtedness-Credit Facility."

CHANGE OF CONTROL

     The Indenture provides that upon a Change of Control, each Holder shall have the right to require the Company to repurchase all or any part of such Holder's Senior Secured Notes at a cash purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase pursuant to the procedures set forth in the Indenture (a "Change of Control Offer").

     Within 30 days following any Change of Control, the Company shall send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. This notice will state, among other things, the repurchase date (which shall not be earlier than 30 days or later than 60 days from the date such notice is mailed) and the circumstance and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control). Holders electing to have a Senior Secured Note repurchased will be required to surrender the Senior Secured Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Senior Secured Note completed, to the paying agent at the address specified in the notice prior to the close of business on the date of repurchase. Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day (or such shorter period as may be required by applicable law) preceding the date of repurchase, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Senior Secured Notes the Holder delivered for repurchase, and a statement that such Holder is withdrawing his election to have such Senior Secured Notes repurchased. Failure to make a Change of Control Offer as required will constitute a covenant Default under the Indenture.

     In the event a Change of Control occurs and the Holders exercise their right to require the Company to repurchase the Senior Secured Notes, and assuming that such repurchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at the time it is required, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

     A Change of Control under the Indenture will constitute a default under the Credit Facility. Therefore, upon the occurrence of a Change of Control, the Lenders will have the ability to accelerate their loans and the Company may be required to repay all of its outstanding obligations under the Credit Facility prior to the payment of the principal of any of the Senior Secured Notes that the Company is required to repurchase pursuant to the Indenture. See "Description of Certain Indebtedness-Credit Facility."

     With respect to the disposition of assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase Senior Secured Notes.

     None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control with respect to the Change of Control purchase feature of the Senior Secured Notes, but would increase the amount of Indebtedness outstanding at such time.

     If a Change of Control were to occur, there can be no assurance that the Company would be able to repay all of its obligations under the Credit Facility, to purchase all of the Senior Secured Notes tendered and to repay other indebtedness that may become payable upon the occurrence of such Change of Control. After giving effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the Company would not have sufficient funds available to repurchase all of the outstanding Senior Secured Notes pursuant to a Change of Control Offer. In the event that the Company were required to repurchase outstanding Senior Secured Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its repurchase obligations, although there can be no assurance that the Company would be able to obtain such financing. Accordingly, it is possible that a prospective acquiror would, in order to avoid the occurrence of an Event of Default under the Credit Facility, the Indenture and the Senior Secured Notes, either fund the Company's purchase of the Senior Secured Notes tendered in the Change of Control Offer following such acquisition or seek to refinance the Senior Secured Notes, which funding or refinancing may have the effect of delaying, discouraging or preventing an acquisition. Consequently, the obligation of the Company to make a Change of Control Offer and repurchase tendered Senior Secured Notes upon a Change of Control could have the effect of preventing or delaying the ability of other persons or entities to acquire control of the Company.

RANKING

     The Senior Secured Notes will be obligations of the Company. The Senior Secured Notes will rank pari passu in right of payment with any existing and future unsubordinated Indebtedness of the Company, including obligations arising under the Company's guarantee of the Credit Facility. Each Intercompany Note and Guarantee will rank pari passu with respect to the payment in full of the principal and interest on all existing and future unsubordinated Indebtedness of the applicable Subsidiary, including obligations of each Subsidiary arising under the Credit Facility.

INTERCOMPANY NOTES AND GUARANTEES OF SENIOR SECURED NOTES

     The Senior Secured Notes will be secured by Intercompany Notes issued to the Company by Newport, Koppel and Erlanger in the approximate respective
amounts of $          , $          , and $          , reflecting the amounts
loaned to such Subsidiaries by the Company as part of the Refinancing Transaction or, in the case of Erlanger, prior intercompany advances. In addition, each existing and future Subsidiary of the Company (excluding Non-Recourse Subsidiaries) unconditionally will guarantee (each a "Guarantor"), jointly and severally, to each Holder and the Trustees, the full and prompt performance of the Company's obligations under the Indenture and the Senior Secured Notes, including the payment of principal of and interest on the Senior Secured Notes. The obligations of each Subsidiary are limited to the maximum amount which will result in the obligations of such Subsidiary under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Various fraudulent conveyance laws enacted for the protection of creditors may be utilized by a court of competent jurisdiction to avoid or subordinate in favor of existing and/or future creditors of the Subsidiaries the Subsidiary Guarantee and the liens of the Security Documents. See "Investment Considerations -- Fraudulent Conveyance Issues; Holding Company Structure." Each Subsidiary that makes a payment or distribution under the Subsidiary Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata based on the net assets of each Subsidiary, determined in accordance with GAAP.



     Subject to the terms and conditions of the Indenture, each Recourse Subsidiary may consolidate with or merge into or sell its assets to the Company or another Recourse Subsidiary. See "-- Certain Covenants -- Transfer of Assets to Subsidiaries." In the event all of the capital stock of a Guarantor is sold by the Company to a Person that is not a Recourse Subsidiary, or the surviving party of a merger involving a Guarantor is not a Recourse Subsidiary, and such sale or merger complies with the covenants set forth in the Indenture, then such Subsidiary's obligations under the Subsidiary Guarantee will be released.



SECURITY



     As security for the Intercompany Notes and the Subsidiary Guarantee, Newport, Koppel and Erlanger will assign and pledge and grant a security interest in the following property and assets: (a) the real property interests in the approximately 250 acres of real property at the Newport facility, including the melt shop, hot strip mill, two welded pipe mills, machine and fabricating shops, storage and repair facilities and administrative offices, and all other buildings, fixtures and improvements thereon with a net book value of approximately $7.7 million at September 24, 1994; (b) approximately 272 acres of real property at the Koppel and Ambridge facilities, including the melt shop, bar mill, tube mill, blooming mill, pickling facility, machine and fabricating shops, storage and repair facilities and administrative offices and all other buildings, fixtures and improvements thereon, with a net book value of approximately $10.0 million at September 24, 1994; (c) approximately 40 acres of real property at the Baytown facility, including the finishing facility and all other buildings, fixtures and improvements thereon, with a net book value of approximately $0.5 million at September 24, 1994; (d) the Erlanger lease of approximately 36 acres of real property at the Port of Catoosa near Tulsa, Oklahoma and all leasehold improvements thereon with a net book value of approximately $1.3 million at September 24, 1994; (e) all existing fixtures, machinery, tools, equipment and similar property at each of the Newport, Koppel and Ambridge, Baytown and Erlanger facilities with respective net book values at September 24, 1994 of $56.0 million, $73.9 million, $1.7 million, and $2.0 million, and all future real estate, fixtures, machinery, tools, equipment and similar property owned by such Subsidiaries; and (f) all proceeds and products of any and all of the foregoing, except as described under "Possession, Use and Release of Property" (the property and assets described under clauses (a)-(f) are collectively referred to as "Collateral"). The security interest will not extend to the inventory, accounts receivable and certain intangible property of the Subsidiaries as these assets secure the obligations of the Subsidiaries under the Credit Facility and the related guarantees. Further, the security interest will not extend to the Excluded Assets. The security interest in the Collateral will be a first priority interest with respect to the Subsidiary Guarantee and a second priority security interest with respect to the Intercompany Notes (to the extent attainable by filing or possession), subject to certain permitted encumbrances or Liens that, in the judgment of the Company, will not materially adversely affect the value of the Collateral. Each future Subsidiary of the Company (other than Non-Recourse Subsidiaries) will also pledge their real property, fixtures, machinery, tools, equipment and similar property to secure its obligations under the Subsidiary Guarantee. The proceeds from the foreclosure on the Collateral would be applied to repay the Subsidiary's obligations under the Subsidiary Guarantee, which may be enforceable for an amount less than the obligations outstanding with respect to the Senior Secured Notes and its Intercompany Note (where applicable).


     The real property Collateral will be pledged pursuant to first mortgages or deeds of trust (the "Mortgages"), subject to the Liens permitted by the Indenture. See "-- Certain Covenants -- Limitation on Liens." Each Mortgage executed by a Subsidiary will secure all obligations arising under its Intercompany

Note (where applicable) and the Subsidiary Guarantee. Upon issuance of the Senior Secured Notes, the Collateral Agent will receive mortgagee's title insurance policies in satisfactory form. The personal property to be included within the Collateral will be pledged by the Subsidiaries pursuant to security agreements (the "Security Agreements") and will constitute first and second priority Liens, subject to the Liens permitted by the Indenture (the "Security Documents"). See "-- Certain Covenants -- Limitation on Liens." Upon the occurrence of an Event of Default under the Indenture, the Senior Secured Notes or the Security Documents, the Collateral Agent will have the customary rights and remedies of a secured party with respect to the Collateral assigned by a Subsidiary.



     No appraisals of any of the Collateral have been prepared by or on behalf of the Company in connection with the issuance and sale of the Senior Secured Notes. In addition, the fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the steel industry, the ability to sell the Collateral in an orderly sale, the condition of the national and local economy, the availability of buyers and similar factors. The net book value of the Collateral as of September 24, 1994 was approximately $153.1 million. There can be no assurance that the proceeds of any sale of the Collateral, in whole or in part, pursuant to the Indenture and the Security Documents following an Event of Default would be sufficient to satisfy payments due on the Intercompany Notes and the Subsidiary Guarantee. To the extent that third parties enjoy Liens permitted by the Indenture, such third parties have or may exercise rights and remedies with respect to the property subject to such Lien that could adversely affect the value of such Collateral and the ability of the Collateral Agent, Trustee or the Holders to realize or foreclose on such Collateral. In addition, the ability of the Trustee and Collateral Agent to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "-- Certain Bankruptcy Limitations" below.


     The collateral release provisions of the Indenture permit the release of Collateral in connection with Asset Sales of Collateral and in other circumstances upon compliance with certain conditions. See "-- Possession, Use and Release of Collateral." As described under "-- Certain Covenants -- Restrictions on Asset Sales," the Net Available Cash from such Asset Sales, above prescribed amounts and subject to certain exceptions, are required to be deposited in the Collateral Account prior to the making of an offer to purchase Senior Secured Notes in an Asset Sale Offer or a Permitted Related Acquisition (each as defined below). To the extent an Asset Sale Offer is not subscribed to by Holders, the unutilized Net Available Cash may be retained by the Company or the applicable Subsidiary free of the Lien of the Indenture and the Security Documents. In addition, the Collateral release provisions of the Indenture permit the sale, lease, transfer or other disposition of tangible personal property that, in the reasonable judgment of the Company, has become worn out, obsolete or no longer necessary to the operation of the Subsidiaries' business and which is disposed in the ordinary course of business, subject to certain limitations.


     If an Event of Default has occurred and is continuing and the Trustee has been directed by the Holders of at least 25% in aggregate principal amount of Senior Secured Notes to enforce the Intercompany Notes and the Subsidiary Guarantee and foreclose upon all or any part of the Collateral, the Collateral Agent will take such action to foreclose upon the Collateral as is consistent with such directions. The Collateral Agent will thereupon foreclose upon the Collateral in accordance with instruction from such representatives, unless Holders of a majority in aggregate principal amount of the Senior Secured Note shall have given contrary instructions, in each case as provided in the Security Documents. The proceeds received by the Collateral Agent will be applied by the Collateral Agent first to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture, and thereafter to pay, pro rata, the principal of, premium, if any, and interest on the Senior Secured Notes. Dispositions of Collateral may be subject to delay as a result of the Intercreditor Agreement.


     Real property pledged as security may be subject to known and unforeseen environmental risks. In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment identified potential releases of hazardous constituents into the environment from numerous SWMU's and AOC's located at and adjacent to the Koppel facilities. See "Investment Considerations -- Cost of Compliance with Environmental Regulations" and "Business -- Environmental Matters."

Under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), a secured party may be held liable, in certain limited circumstances, for the costs of remediating or preventing releases or threatened releases of hazardous substances at a mortgaged property. There may be similar risks under various other federal laws, state laws and common law theories. Such liability has been imposed where a secured party has become sufficiently involved in the operations of the borrower so that its "participation in the management" of the borrower meets the test set out in CERCLA and elaborated in a number of court decisions. Liability for cleanup costs has also been imposed if a secured party takes title to property by foreclosure, thereby becoming the owner of the property and losing the security interest exemption contained in CERCLA. Additionally, foreclosure may result in a lender becoming subject to substantial requirements, including permitting obligations, under environmental laws.

     Under the Indenture, the Trustee may, prior to taking certain actions, request the Holders to provide an indemnification against its costs, expenses, and liabilities. It is possible that CERCLA (or analogous) cleanup costs could become a liability of the Trustee in its capacity as Collateral Agent and cause a loss to any Holders that provided an indemnification. In addition, such Holders may act directly rather than through the Trustee, in specified circumstances, in order to pursue a remedy under the Indenture. If Holders exercise that right, they could be deemed to be secured parties that are subject to the risks discussed above.

INTERCREDITOR AGREEMENT; SUBORDINATION AGREEMENTS

     Prior to the consummation of the Offering, the Collateral Agent, on behalf of the Holders of the Senior Secured Notes, will enter into an intercreditor agreement (the "Intercreditor Agreement") with BNYCC, as agent for the Lenders under the Credit Facility (in such capacity, the "Agent"). The Intercreditor Agreement will provide, among other things, that (i) the Collateral Agent and the Agent will provide notices to each other with respect to a default under the Senior Secured Notes or the Indebtedness under the Credit Facility, as the case may be, and the commencement of any action to enforce the rights of the Holders, the Collateral Agent, the Lenders or the Agent; (ii) for a period following the issuance of a notice of enforcement, the Agent may enter upon all or any portion of the Subsidiaries' premises, use the Collateral to the extent necessary to complete the manufacture of inventory, collect accounts and sell or otherwise dispose of the collateral securing the Indebtedness under the Credit Facility; and (iii) the Collateral Agent will not amend the Indenture or any of the Security Documents and the Agent will not amend the Credit Facility or any of the collateral documents relating thereto without the consent of the other if such amendment would affect adversely the interests of (a) the Agent or the various Lenders represented by the Agent in the case of a proposed amendment to the Indenture or any of the Security Documents or (b) the Collateral Agent or the Holders in the case of a proposed amendment to the Credit Facility or any related collateral documents.


     In addition, prior to the completion of the Offering, the Collateral Agent, on behalf of the Holders, will obtain the written consent of the Commonwealth of Pennsylvania, acting by and through the Department of Commerce (the "Department"), to permit the Offering and the related security interests in and mortgages on the Koppel facilities. It is anticipated that the Collateral Agent will have a first priority security interest and mortgage on an idle portion of the Koppel facilities and related machinery, equipment and other property to the extent of $4.0 million; that the Department will retain its second priority security interest and mortgage in such property; and that the Collateral Agent will have a third priority security interest and mortgage in such property. As of September 24, 1994, the outstanding balance of the loan from the Department to Koppel was $3.9 million. The Collateral Agent will also enter into a subordination agreement with the City of Dayton, Kentucky ("Dayton"). Dayton has a mortgage on certain Newport property and security interests in certain machinery and equipment located at Newport and such mortgage and security interests will be subordinated to the liens in favor of the Holders. As of September 24, 1994, the outstanding balance of the loan from Dayton to Newport was $6.9 million. The Collateral Agent will also obtain from the Fifth Third Bank, as Trustee and Bondholder of the $3,000,000 Economic Development Revenue Bond issued by the County of Hamilton, Ohio ("Hamilton") for the benefit of Imperial, waivers of certain provisions of the loan agreement and related documents executed in connection with such bonds. As of September 24, 1994, the outstanding balance on the loan from Hamilton was $0.8 million.

CERTAIN BANKRUPTCY LIMITATIONS


     The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable Bankruptcy Law in the event that a bankruptcy proceeding were to be commenced by or against the Company or the Subsidiaries that have granted a security interest in property to secure its obligations under its Intercompany Note (where applicable) and its obligations under the Subsidiary Guarantee prior to the Collateral Agent having repossessed and disposed of the Collateral. Prior to foreclosing on the property securing an Intercompany Note or the Subsidiary Guarantee, the Trustee must pursue payment under the relevant Intercompany Note or the Subsidiary Guarantee. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the "Bankruptcy Code"), a secured creditor, such as the Collateral Agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of the collateral if the value of the collateral exceeds the debt it secures.



     In view of the broad equitable powers of a bankruptcy court, it is impossible to predict how long payments under the Senior Secured Notes, the Intercompany Notes and the Subsidiary Guarantee could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of a bankruptcy petition or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Any disposition of the Collateral would also require approval of the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due under the Intercompany Notes and the applicable obligations under the Subsidiary Guarantee, the Collateral Agent, on behalf of the Holders, would have a secured claim to the extent of the value of the Collateral securing an Intercompany Note (where applicable) or obligations under the Subsidiary Guarantee, and unsecured claims with respect to any shortfall. The Bankruptcy Code permits the payment and/or accrual of post-petition interest, costs and attorney's fees to the Collateral Agent during a debtor's bankruptcy case only to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate obligation under such Intercompany Note or Guarantee, as the case may be.


POSSESSION, USE AND RELEASE OF COLLATERAL

     Unless an Event of Default shall have occurred and be continuing, the Subsidiaries will have the right to remain in possession and retain exclusive control of the Collateral securing the Intercompany Notes and the Guarantees (other than Trust Moneys and other personal property held by, or required to be deposited or pledged with, the Collateral Agent under the Indenture or any Security Document), to freely operate the Collateral and to collect, invest and dispose of any income thereon. In case a Default or an Event of Default shall have occurred and be continuing, the Subsidiaries, while in possession of the Collateral (other than cash and other personal property held by, or required to be deposited or pledged with, the Collateral Agent under the Indenture or any Security Document or with any trustee, mortgagee or other holder of a prior Lien permitted under the Security Documents), may do any of the things enumerated in the "Release of Collateral" provisions described below only if the Trustee, in its discretion, or the Holders of a majority in aggregate principal amount of the outstanding Senior Secured Notes, shall consent to such action.

     Release of Collateral. The Subsidiaries will have the right to sell, exchange or otherwise dispose of any of the Collateral (excluding Trust Moneys) (the "Released Collateral") upon delivery to the Trustee of certain documents that may include, among others, a Company Order, an Officers' Certificate, all documentation required by the TIA prior to the release of the Released Collateral by the Collateral Agent, and an Opinion of

Counsel. Subject to certain exceptions for obsolete assets and certain amounts the Company and its Subsidiaries are permitted to retain pursuant to "-- Certain Covenants -- Restrictions on Asset Sales," all cash or Cash Equivalents received by the Collateral Agent upon an Asset Sale with respect to Collateral will be held by the Collateral Agent as Trust Moneys under the Indenture prior to application as provided in "Use of Trust Moneys" below and "-- Certain Covenants
- -- Restrictions on Asset Sales." All purchase money, chattel paper, instruments and other obligations received as part of the net proceeds by the Collateral Agent pursuant to these "Release of Collateral" provisions shall be held by the Collateral Agent.

     As long as no Event of Default shall have occurred and be continuing, the Subsidiaries, collectively, may, without any release or consent by the Collateral Agent, sell or otherwise dispose of any machinery, equipment, furniture, apparatus, tools or implements or other similar property subject to the Lien of the Security Documents, which in the opinion of such Subsidiary may have become worn out, obsolete or no longer necessary to the operation of such Subsidiary's business ("Obsolete Assets"), not exceeding individually, in fair market value, $25,000.


     Use of Trust Moneys. All Trust Moneys shall be held by the Collateral Agent as part of the Collateral securing the obligations of the Subsidiaries under the applicable Intercompany Note and Guarantee, and, so long as no Event of Default shall have occurred and be continuing, may either, at the direction of the Company, upon delivery to the Trustee of certain documents that may include, among others, a Company Order, an Officer's Certificate, all documentation required by the TIA and an Opinion of Counsel, be applied by the Company from time to time to a Permitted Related Acquisition or to the payment of the principal, premium, if any, and interest on any Senior Secured Notes at maturity or to the repurchase of Senior Secured Notes in an Asset Sale Offer, each of the foregoing being performed by the Company in accordance with the Indenture.


CERTAIN COVENANTS

     The following is a summary of certain covenants that will be contained in the Indenture. Such covenants will be applicable (unless waived or amended) so long as any of the Senior Secured Notes are outstanding.


     Limitation on Liens. The Company shall not, and shall not permit, cause or suffer any of its Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind upon any property or assets of the Company or any Subsidiary, whether now owned or hereafter acquired, except for (i) Liens in favor of the Collateral Agent or the Holders, including Liens created by the Senior Secured Notes, the Indenture and the Security Documents (ii) Liens on accounts receivable, inventory and certain intangibles to secure the Credit Facility and the guarantees executed in connection therewith; (iii) Permitted Liens; (iv) Liens on the property of the Company or any of its Subsidiaries created solely for the purpose of securing purchase money obligations for property acquired in the ordinary course of business; provided, that (a) such property so acquired for use in the ordinary course of business is for use in lines of business related to the Company's or its Subsidiaries' business as it exists immediately prior to the issuance of the related debt, (b) no such Lien shall extend to or cover other property or assets of the Company and its Subsidiaries other than the respective property or assets so acquired and (c) the principal amount of Debt secured by any such Lien shall at no time exceed the original purchase price of such property or assets; (v) Liens on the property or assets of a Subsidiary acquired after the Issue Date or on property or assets acquired in an asset purchase transaction with a Person that is not an Affiliate created solely to secure the obligations that financed the acquisition of such Subsidiary or such property and assets; provided that (a) no such Lien shall extend to or cover property or assets of the Company and its Subsidiaries other than the property or assets of the Subsidiary so acquired or the property or assets so acquired and (b) no such Lien shall extend to the Capital Stock of any Subsidiary so acquired and (c) the principal amount of Debt secured by any such Lien shall not exceed the original purchase price of such Subsidiary or such property or assets; (vi) Liens on the assets of any entity existing at the time such entity or assets are acquired by the Company or any of its Subsidiaries, whether by merger, consolidation, purchase of assets or otherwise provided, that such Liens (a) are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the Company or any of its Subsidiaries and (b) do not extend to any other property of the Company or any of its Subsidiaries; (vii) Liens securing Industrial Revenue Bonds ; (viii) Liens on assets specified in the Indenture securing Government Loans; (ix) Liens in existence on the date of the Indenture; and (x) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses; provided, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured immediately prior to the time of such extension, renewal or replacement (or with respect to the Credit Facility, the maximum amount permitted to be borrowed thereunder), and that such extension, renewal, or replacement Lien shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).



     Limitation on Debt. The Company shall not and will not permit any Subsidiary to Issue, directly or indirectly, any Debt (including Acquired Debt) unless the pro forma Consolidated EBITDA Coverage Ratio exceeds 2.0 to 1.0. Notwithstanding the above, the Company and its Subsidiaries may issue the following Debt: (i) Debt evidenced by the Senior Secured Notes and the Security Documents; (ii) Debt issued pursuant to the Credit Facility in the aggregate principal amount outstanding at any time not to exceed the greater of (a) $50 million or (b) the sum of (1) 85% of the aggregate face amount of Accounts Receivable plus (2) 50% of the aggregate book value of Inventory, in each case, measured as of the end of the most recent fiscal month for which information regarding Accounts Receivable and Inventory is then available; (iii) Debt of the Company issued to any Wholly Owned Recourse Subsidiary; provided, that (a) any such Debt is unsecured and is subordinated to the Senior Secured Notes and (b) that any subsequent issuance or transfer of any Capital Stock which results in any Wholly Owned Recourse Subsidiary ceasing to be a Wholly Owned Recourse Subsidiary or any transfer of such Debt to a Person not a Wholly Owned Recourse Subsidiary will be deemed an incurrence of such Debt; (iv) Debt of a Wholly Owned Subsidiary issued to and held by the Company or any Wholly Owned Subsidiary of the Company; provided, that any subsequent issuance or transfer of any Capital Stock which results in such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Debt to a Person not a Wholly Owned Subsidiary will be deemed an incurrence of such Debt; (v) Debt in existence following the issuance of the Senior Secured Notes and the application of the proceeds of the Senior Secured Notes in the manner set forth under "Use of Proceeds"; (vi) Debt evidenced by Industrial Revenue Bonds (including Pollution Control Bonds) as such terms are defined under the Internal Revenue Code of 1986, as amended, or Government Loans in an aggregate principal amount not to exceed $20,000,000; (vii) Debt issued pursuant to (a) Interest Rate Protection Agreements in respect of Debt of the Company or any of its Subsidiaries to the extent the notional principal amount of such obligation does not exceed the aggregate principal amount of the Debt to which such Interest Rate Protection Agreements relate, and (b) Hedging Agreements in respect of foreign exchange or commodity exposures incurred by the Company or any of its Subsidiaries in the ordinary course of its business; (viii) Non-Recourse Debt of a Non-Recourse Subsidiary; provided, however, that if any such Debt thereafter ceases to be Non-Recourse Debt of a Non-Recourse Subsidiary, then such event shall be deemed to constitute the issuance of such Debt by the issuer thereof;
(ix) Debt incurred with respect to the deferred purchase price of machinery and equipment (including all capitalized costs incurred in connection therewith, such as engineering studies and installation thereof) related to the business of the Company or its Subsidiaries at the time of purchase and other purchase money obligations (including Capital Lease Obligations) not to exceed, in the aggregate, $20 million outstanding at any time; provided, that the maturity of any such obligation does not exceed the anticipated useful life of the asset being financed; and (x) any renewal, extension or refinancing (and subsequent renewals, extensions or refinancings) of any Debt permitted at the time incurred of the Company and its Subsidiaries; provided, however, that (a) the principal amount of the Debt so issued shall not exceed the maximum principal amount of the Debt so exchanged, refunded or refinanced, (b) Debt which constitutes a renewal, extension or refinancing of Debt of the Company shall be pari passu or subordinated in right of payment to the Senior Secured Notes, (c) Debt which constitutes a renewal, extension or refinancing of Debt of Subsidiaries shall be pari passu or subordinated in right of payment to the Subsidiary Guarantee and
(d) the Debt so issued (1) shall not mature prior to the maturity of the Debt so exchanged, refunded or refinanced and (2) shall have an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced; and provided, further, that in no event may Debt be renewed, extended or refinanced by means of Debt of any Subsidiary of the Company if such Debt was originally incurred by the Company.

     Limitation on Preferred Stock of Recourse Subsidiaries. The Company will not permit any of its Recourse Subsidiaries to issue, directly or indirectly, any Preferred Stock, except (i) Preferred Stock issued to and held by the Company or a Wholly Owned Recourse Subsidiary, except that any subsequent issuance or transfer of any Capital Stock which results in any Wholly Owned Recourse Subsidiary ceasing to be a Wholly Owned Recourse Subsidiary or any transfer of such Preferred Stock to a Person not a Wholly Owned Recourse Subsidiary will be deemed an issuance of Preferred Stock; (ii) Preferred Stock issued by a Person prior to the time (a) such Person became a Subsidiary, (b) such Person merges with or into a Subsidiary or (c) another Person merges with or into such Person (in a transaction in which such Person becomes a Subsidiary), in each case if such Preferred Stock was not issued in anticipation of such transaction; and (iii) Preferred Stock issued in exchange for, or the proceeds of which are used to refund Debt or refinance Preferred Stock issued pursuant to clauses (i) or (ii) (other than Preferred Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) that is redeemable at the option of the holder thereof or that is otherwise redeemable, pursuant to sinking fund obligations or otherwise, prior to the date of redemption or maturity of the Preferred Stock or Debt being so refunded or refinanced); provided that (a) the liquidation value of such Preferred Stock so issued shall not exceed the principal amount or the liquidation value of the Debt or Preferred Stock, as the case may be, so refunded or refinanced and (b) the Preferred Stock so issued (i) shall have a stated maturity not earlier than the stated maturity of the Debt or Preferred Stock being refunded or refinanced and (2) shall have an Average Life equal to or greater than the remaining Average Life of the Debt or Preferred Stock being refunded or refinanced.



     Limitation on Restricted Payments. The Company shall not, and shall not permit any Recourse Subsidiary, directly or indirectly to, declare, pay or set apart for payment, any Restricted Payment, if after giving effect thereto: (i) a Default shall have occurred and be continuing (or would result therefrom); or
(ii) the aggregate amount of such Restricted Payment and all other Restricted Payments since the date on which the Senior Secured Notes were originally issued would exceed the sum of (a) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the fiscal quarter succeeding the date on which the Senior Secured Notes were originally issued to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the date on which the Senior Secured Notes were originally issued (other than to a Subsidiary of the Company or an employee stock ownership plan or similar trust), including Net Cash Proceeds from the exercise of warrants; (c) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan subsequent to the date on which the Senior Secured Notes were originally issued; provided, that if such employee stock ownership plan issues any Debt, only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to Debt issued by it to finance the purchase of such Capital Stock; and
(d) the aggregate Net Cash Proceeds received by the Company from the issuance of its Capital Stock upon the conversion of or exchange for (other than by a Subsidiary of the Company), securities evidencing Debt of the Company subsequent to the date on which the Senior Secured Notes were originally issued, calculated on the assumption that the gross proceeds from such issuance are equal to the aggregate principal amount (or if discounted Debt, the accreted principal amount) of Debt evidenced by such securities converted or exchanged, plus any additional sums payable upon conversion or exchange (less the amount of any cash, or the fair market value of other property, distributed to the holder of such Debt by the Company or any of its Subsidiaries upon such conversion or exchange).


     Notwithstanding the foregoing, this provision shall not prevent (i) the payment of any dividend within 60 days after the date of its declaration (if the declaration of such dividend was permitted by the foregoing provision at the time of such declaration); or (ii) the repurchase, retirement or other acquisition of any shares of the Company's Capital Stock, or any option, warrant or other right to purchase shares of the Company's Capital Stock, or the repayment of any Debt of the Company solely in exchange for shares of, or out of the proceeds of a substantially contemporaneous issuance of, Capital Stock (other than Disqualified Stock).

any such interest, other than any interest owned or held on the date of issue of the Senior Secured Notes by a Person other than the Company and its Recourse Subsidiaries in any Capital Stock of any Recourse Subsidiary (other than a Joint Venture); provided, that the foregoing limitation shall not apply to (i) the sale of 100% of the Capital Stock of any Subsidiary made in accordance with "Limitation on Sales of Assets," (ii) the sale or issuance of any Capital Stock of Imperial and (iii) issuances of Preferred Stock permitted pursuant to clauses
(i) or (iii) of "Limitation on Preferred Stock of Subsidiaries."


     Limitation on Restrictions on Distributions from Recourse Subsidiaries. The Company shall not, and shall not permit any Recourse Subsidiary to, create or permit to exist or become effective any encumbrance or restriction on the ability of any Recourse Subsidiary to (i) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock, (ii) make payments in respect of any Debt owed to the Company or any of the Company's Recourse Subsidiaries, (iii) make any loans or advances to the Company or any of the Company's Recourse Subsidiaries or (iv) transfer any of its property or assets to the Company or any of the Company's Recourse Subsidiaries, except: (a) any encumbrance or restriction pursuant to the Senior Secured Notes, the Indenture or the Security Documents; (b) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date the Senior Secured Notes are issued (including without limitation the Credit Facility); (c) any encumbrance or restriction with respect to a Recourse Subsidiary pursuant to an agreement relating to any Debt issued by such Recourse Subsidiary on or prior to the date on which such Recourse Subsidiary was acquired by the Company (other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Recourse Subsidiary became a Recourse Subsidiary or was acquired by the Company) and outstanding on such date; (d) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt issued pursuant to an agreement referred to in clause (b) or (c) or contained in any amendment to an agreement referred to in clause (b) or (c); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no more restrictive than encumbrances and restrictions contained in the refinanced or amended agreements; (e) customary non-assignment provisions restricting subletting or assignment of any lease or assignment entered into by a Recourse Subsidiary; and (f) any restrictions with respect to a Recourse Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Recourse Subsidiary.



     Restrictions on Asset Sales. The Company will not, and will not permit any of its Recourse Subsidiaries to, make any Asset Sale, unless (a) the Company (or its Recourse Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the Capital Stock or assets to be sold (as determined in good faith by its Board of Directors);
(b) at least 85% of the consideration therefor is received by the Company or such Recourse Subsidiary in the form of cash or Cash Equivalents; and (c) 100% of the consideration therefor is received by the Company or such Recourse Subsidiary in the form of cash, Cash Equivalents or instruments with respect to which a security interest therein may be perfected by possession; provided that the limitations set forth in (b) and (c) above shall not be applicable to the sale of the Excluded Assets.



     Within 360 days of the date that the sum of the Net Available Cash of Asset Sales by the Company and its Recourse Subsidiaries (excluding the Net Available Cash (i) previously applied to the acquisition of property and assets used in lines of business related to the Company's or the Recourse Subsidiaries' business at such time (each a "Permitted Related Acquisition") and (ii) from the sale of Obsolete Assets not exceeding an aggregate fair market value of $1,000,000 in any year), together with Condemnation Awards and Net Insurance Proceeds (the "Available Amount"), equals or exceeds $5,000,000, the Company will elect to either (a) apply or cause to be applied the Available Amount to a Permitted Related Acquisition or the commencement thereof (provided that such project is completed within a reasonable time of the commencement thereof), (b) make an offer to purchase Senior Secured Notes (an "Asset Sale Offer") from all Holders up to an amount equal to the Available Amount (rounded to the next lowest multiple of $1,000) at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon, if any, to the date of purchase or
(c) any combination of clauses (a) and (b) above; provided, that (i) property acquired at any time as a Permitted Related Acquisition that has been acquired with Collateral Proceeds shall be subject to a first priority Lien in favor of the Collateral Agent for the benefit of the Trustee and the Noteholders; (ii) pending application to a Permitted Related Acquisition or an Asset Sale Offer, the Collateral Proceeds, together with all Condemnation Awards and Net Insurance Proceeds received by the Collateral Agent, will be retained by the Collateral Agent in a collateral account; and (iii) notwithstanding the foregoing, the Company and its Recourse Subsidiaries, in the aggregate, shall be permitted to retain (x) $1,000,000 of Net Cash Proceeds from Asset Sales other than sales of Obsolete Assets and (y) the Net Available Cash from the sale of the Excluded Assets. To the extent that Holders do not subscribe to an Asset Sale Offer, the Company may retain the unutilized Available Amount free of the Lien of the Security Documents. The Company and its Recourse Subsidiaries collectively may retain the Net Cash Proceeds from the sale of Obsolete Assets in an aggregate amount not to exceed $1,000,000 in any year.


     The Credit Facility contains certain covenants that restrict the ability of the Company to sell assets other than certain non-steel assets and obsolete assets, and does not permit the prepayment of the Senior Secured Notes with the proceeds of any such sales without the prior written consent of the Lenders. See "Description of Certain Indebtedness -- Credit Facility."


     Transfer of Assets to Subsidiaries. Notwithstanding the covenants restricting Asset Sales, Restricted Payments and Transactions with Affiliates, the Company shall not, and shall not permit any of its Recourse Subsidiaries to, make any sale, transfer or other disposition (including by way of Sale and Leaseback Transaction) to any of its Subsidiaries (other than in the ordinary course of business) of (i) any assets of the Company or its Recourse Subsidiaries or (ii) any shares of Capital Stock of any of the Company's Recourse Subsidiaries, in either case with a fair market value in excess of $1,000,000 (as determined in good faith by the Company) unless the Company or its Recourse Subsidiaries shall receive consideration from the Subsidiary acquiring such assets or Capital Stock by way of any such sale, transfer or otherwise in cash or Cash Equivalents equal to the amount in excess of $1,000,000 (the fair market value of such assets or Capital Stock to be determined in good faith by an Independent Appraiser or Independent Financial Advisor, as the circumstances dictate, with respect to a transaction with a fair market value in excess of $1,000,000); provided that there shall be no restriction on the transfer of assets of Erlanger to either Koppel or Newport; and provided further that assets may not be transferred by any Recourse Subsidiary to any Excluded Company.



     Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any of its Recourse Subsidiaries to, enter into, directly or indirectly, any Sale and Leaseback Transaction, with respect to any real or tangible personal property, other than (i) a Sale and Leaseback Transaction entered into between the Company and any one of its Wholly Owned Recourse Subsidiaries, or between Wholly Owned Recourse Subsidiaries; provided that upon either (a) the transfer or other disposition by such Wholly Owned Recourse Subsidiary of any such lease to a Person other than the Company or another Wholly Owned Recourse Subsidiary or (b) the issuance, sale, lease, transfer or other disposition of Capital Stock (including by way of consolidation or merger) of such Wholly Owned Recourse Subsidiary to a Person other than the Company or another Wholly Owned Recourse Subsidiary, the provisions of this clause (i) shall no longer be applicable to such lease and such lease shall be deemed for purposes of this paragraph to constitute the entering into of such Sale and Leaseback transaction by the parties thereto; and (ii) Capital Lease Obligations permitted to be incurred by the Company or any of its Recourse Subsidiaries pursuant to the limitations on Debt.



     Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Recourse Subsidiary to, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, without limitation, any loan, advance, Guarantee or capital contribution to, or for the benefit of, or any purchase, sale, lease, exchange or other disposition of any property or the rendering of any service, or any other direct or indirect payment, transfer or other disposition) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with an Affiliate of any such owner unless the terms of such business, transaction or series of transactions are (i) set forth in writing,
(ii) as favorable to the Company or such Recourse Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arms-length dealings with an unrelated third Person and (iii) the Board of Directors has, by resolution, determined in good faith that such business or transaction or series of transactions meets the criteria set forth in (ii) above; except that

(a) the requirements of clauses (i) and (iii) shall not apply to transactions involving the sale of goods and services in the ordinary course of business that are consistent with the Company's and its Recourse Subsidiaries' past practices and (b) the foregoing shall not prohibit (1) Restricted Payments, Permitted Investments and Permitted Payments otherwise permitted by the Indenture, (2) transactions between the Company and one or more of its Wholly Owned Recourse Subsidiaries, provided that such transactions are not otherwise prohibited, (3) payments of reasonable and customary compensation for services, directors fees, meeting expenses, insurance premiums and indemnities to the extent permitted by applicable law, (4) the issuance of stock options (and shares of stock upon the exercise thereof) pursuant to any stock option plan approved by the Board of Directors and stockholders of the Company and (5) loans or advances to employees for relocation or travel related expenses consistent with ordinary practices of the Company.


     Limitation on Mergers and Consolidation. The Company shall not consolidate with or merge with or into any Person (other than a Recourse Subsidiary that is not an Excluded Company), and the Company will not, and will not permit any of its Subsidiaries to, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's consolidated assets in one transaction or a series of transactions to any other Person or Persons (other than a Recourse Subsidiary that is not an Excluded Company), or permit any Person (other than a Recourse Subsidiary) to consolidate with or merge into the Company, or convey, sell, assign, transfer or lease all or substantially all of such Person's properties and assets in one transaction or a series of transactions to the Company, unless: (i) the resulting, surviving or transferee Person shall be a solvent Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and such resulting, surviving or transferee Person (if not the Company) shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, all the obligations of the Company under the Senior Secured Notes, the Indenture and the Security Documents; (ii) immediately before and after giving effect to such transaction, no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction or series of transactions (including, without limitation any Debt incurred or anticipated to be incurred in connection with or in respect of the transaction or series of transactions), the resulting, surviving or transferee Person would be able to incur at least $1.00 of Debt pursuant to Section (a) of the "Limitation on Debt"; (iv) immediately after giving effect to such transaction, the resulting, surviving or transferee Person shall have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company prior to such transaction; (v) each Recourse Subsidiary shall expressly confirm that its Guarantee shall apply to the obligations under the Senior Secured Notes of any successor to the Company; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, and an Opinion of Counsel as required by the Indenture.

     Notwithstanding the foregoing, the Company and its Recourse Subsidiaries may not consolidate with or merge into a Non-Recourse Subsidiary or any Excluded Company or convey, sell, assign, transfer or lease all or substantially all of their properties and assets (determined, with respect to the Company, on a consolidated basis for the Company and its Recourse Subsidiaries taken as a whole) in one transaction or a series of transactions to any Non-Recourse Subsidiary or Excluded Company, or unless such transaction satisfies the restrictions under "Limitation on Debt," "Limitation on Restricted Payments" and the other covenants (treating, under each covenant, any Non-Recourse Debt as Recourse Debt), permit any Non-Recourse Subsidiary to consolidate with or merge into the Company or any of its Recourse Subsidiaries or convey, sell, assign, transfer or release all or substantially all of such Non-Recourse Subsidiary's properties and assets in one transaction or a series of transactions to the Company or any of its Recourse Subsidiaries.


     Limitations as to Non-Recourse Subsidiaries. The Company will not permit any Non-Recourse Subsidiary to Issue, create, assume, incur, Guarantee or otherwise become liable in respect of any Debt other than Non-Recourse Debt. Neither the Company nor any of its Recourse Subsidiaries will sell, lease, convey or otherwise transfer to any Non-Recourse Subsidiary any asset which is essential to the steel-making operations of the Company or its Recourse Subsidiaries. The Company will not permit any Non-Recourse Subsidiary to acquire from any Person any asset essential to the steel-making operations of the Company or its Recourse Subsidiaries or all or any portion of its Recourse Subsidiaries.

     SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Securities and Exchange Commission and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

EVENTS OF DEFAULT

     The following will be defined in the Indenture as "Events of Default":


      (i) The Company defaults in any payment of interest on any Senior Secured Note when the same becomes due and payable, and such default continues for a period of 30 days;
     (ii) The Company (a) defaults in the payment of the principal, or premium, if any, of any Senior Secured Note when the same becomes due and payable at maturity, upon redemption, upon acceleration or otherwise; or (b) fails to redeem or purchase
          Senior Secured Notes when required pursuant to the Indenture and the Senior Secured
          Notes (including, without limitation, failure to make payments when due pursuant to a Change of Control Offer or Asset Sale Offer);
    (iii) The Company fails to comply with the covenant described under "Limitation on
          Mergers and Consolidation";
     (iv) The Company fails to comply with any of its covenants or agreements described under
          "Restrictions on Asset Sales" or "Change of Control," and such failure continues for a period of five days after the Company has received notice of such noncompliance;
      (v) The Company or any of its Subsidiaries fails to comply with any covenant described above or with any of its agreements in the Senior Secured Notes, the Indenture or the Security Documents (other than those referred to in (i), (ii), (iii) or (iv)
          above) and such failure continues for 60 days after there has been given to the
          Company by the Trustee or has been received by the Company and the Trustee from the
          Noteholders of at least 25% of the principal amount of the Senior Secured Notes then outstanding a written notice specifying such default, demanding that it be remedied and stating that the notice is a "Notice of Default", unless, with respect to defaults under the Security Documents, the remedy or cure of such default requires work to be performed, acts to be done or conditions to be removed which cannot, by their nature, reasonably be performed, done or removed within such
          60-day period, or if such remedy or cure is prevented by causes outside of the control or responsibility of the Company or its Subsidiaries, as the case may be, in which case no "Event of Default" shall be deemed to exist for a period of 90 days after such written notice so long as the Company or its Subsidiaries, as the case may be, shall have commenced cure within such 90-day period and shall diligently prosecute the same to completion;
     (vi) A default in the payment of principal at final maturity under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt of the Company or any of its Recourse Subsidiaries
          (or the payment of which is Guaranteed now or hereafter by the Company or any of its Recourse Subsidiaries), whether such Debt or Guarantee now exists or shall be created hereafter, in a principal amount of at least $1,000,000 (after the expiration of any applicable grace period with respect thereto);
    (vii) A default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt (including any interest thereon) of the Company or its Recourse Subsidiaries (or the payment of which is Guaranteed now or hereafter by the Company or any of its Recourse
          Subsidiaries), whether such Indebtedness or Guarantee now exists or shall be created hereafter, if (i) as a result of such event of default the maturity of such
          Debt has been accelerated prior to its stated maturity and (ii) the principal amount of such Debt, together with the principal amount of any other Debt of the
          Company and its Recourse Subsidiaries the maturity of which has been so accelerated, aggregates $5,000,000 or more;
   (viii) The Company or any Subsidiary (other than a Non-Recourse Subsidiary, unless such action or proceeding has a Material Adverse Effect on the interests of the Company or any Recourse Subsidiary) pursuant to or within the meaning of any Bankruptcy
          Law: (a) commences a voluntary

          case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing its inability to pay its debts as the same become due;
     (ix) A court of competent jurisdiction enters an order or decree under any Bankruptcy
          Law that remains unstayed and in effect for 60 days and: (a) is for relief against the Company or any Subsidiary in an involuntary case; (b) appoints a Custodian of the Company or any Subsidiary for all or substantially all of its property; or (c)
          orders the liquidation of the Company or any Subsidiary; provided, that clauses
          (a), (b) and (c) shall not apply to a Non-Recourse Subsidiary unless such action or proceeding materially and adversely affects the interests of the Company or any
          Recourse Subsidiary;
      (x) The Company or any Recourse Subsidiary shall fail to discharge any one or more judgments not covered by insurance (from which no further appeal may be taken) in excess of $1,000,000, and either (A) an enforcement proceeding has been commenced by any creditor upon such judgments or (B) such judgments shall remain in force, undischarged, unsatisfied, unstayed and unbonded for more than 30 days;
     (xi) The Security Documents shall cease, for any reason, to be in full force and effect or shall cease to be effective to grant a perfected Lien on the Collateral with the priority purported to be created thereby (unless the cessation of effectiveness is due to the failure by the Trustee (or any agent or representative of the Trustee)
          to file continuation statements or similar filings or due to the gross negligence of the Trustee) with respect to any Collateral that, individually or in the aggregate, represents more than 1% of the book value of the consolidated assets of the Company and the Recourse Subsidiaries constituting Collateral or is material to the lines of business in which the Company and the Recourse Subsidiaries are engaged; or
    (xii) Cessation of all or any portion of the Subsidiary Guarantee to be in full force and effect or the declaration of all or any portion of the Subsidiary Guarantee to be null and void and unenforceable or the finding that all or any portion of the
          Subsidiary Guarantee is invalid or the denial of any Guarantor of its liability under the Subsidiary Guarantee (other than by reason of release of a Guarantor in accordance with its terms).


     If an Event of Default (other than an Event of Default specified in subparagraph (viii) or (ix) set forth above) occurs and is continuing, the Trustee or the Holders of at least 25% of the principal amount of the Senior Secured Notes then outstanding by notice to the Company (and to the Trustee if such notice is given by the Holders) may declare the principal amount and accrued interest on the Senior Secured Notes to be immediately due and payable. If an Event of Default specified in section (viii) or (ix) above occurs, the principal amount and accrued interest shall ipso facto become and be immediately due and payable on all outstanding Senior Secured Notes without any declaration or other act on the party of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Senior Secured Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences if all existing Events of Default, other than the nonpayment of the principal of the Senior Secured Notes which have become due solely by such declaration of acceleration, have been cured or waived. The Holders of a majority in principal amount of the outstanding Senior Secured Notes also have the right to waive certain past defaults under the Indenture except a default in the payment of the principal of, premium, if any, or interest on any Senior Secured Note, or in respect of a covenant or a provision which cannot be modified or amended without the consent of all Holders.

     No Holder has the right to institute any proceeding with respect to the Indenture, the Security Documents or any remedy thereunder, unless the Holders of at least 25% in principal amount of the outstanding Senior Secured Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice, and the Trustee has not within such 15-day period received directions inconsistent with such written request by Holders of a majority in principal amount of the outstanding Senior Secured Notes. Such limitations do not apply, however, to suits instituted by a Holder for the enforcement of the payment of the principal of, premium, if any, or interest on such Senior Secured Note on or after the respective due dates expressed in such Senior Secured Note.

     The Holders of a majority in principal amount of the outstanding Senior Secured Notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture will provide that in case an Event of Default shall occur and be continuing, the Trustee will exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to certain provision of the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request. The Trustee may withhold from Holders notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

     Under the Indenture, the Company will be required to furnish to the Trustee annually (i) a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under such Indenture or, if there has been such default, specifying each such default and (ii) an Opinion of Counsel either stating that action has been taken with respect to any filing, refiling, recording or re-recording with respect to the Security Documents as is necessary to maintain the Lien of the Security Documents or that no such action is necessary to maintain such Lien.

MODIFICATION OF THE INDENTURE


     From time to time, the Company, when authorized by resolutions of its Board of Directors, and the Trustee and the Collateral Agent (if a party thereto) may amend, waive or supplement the Indenture, the Security Documents or the Senior Secured Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, making any change that does not adversely affect the rights of any Holder, giving effect to the release of any Released Collateral, evidencing the succession of another Person to the Company or any Subsidiary of the Company and the assumption by any such successor of the covenants of the Company or such Subsidiary, as the case may be, to evidence the release and discharge of the obligations of any Subsidiary of the Company the Capital Stock of which has been sold or otherwise disposed of in accordance with the applicable provisions of the Indenture, pledging or granting a security interest in favor of the Collateral Agent as additional security for the payment and performance of the obligations under the Indenture, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted, to the Collateral Agent pursuant to any Security Document or otherwise; provided, that the Company delivers to the Trustee an Opinion of Counsel as required by the Indenture. Other amendments and modifications of the Indenture, the Senior Secured Notes or the Security Documents may be made by the Company, the Collateral Agent (if a party thereto) and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Senior Secured Notes; provided, that no such modification or amendment may, without the consent of the Holder of each outstanding Senior Secured Note affected thereby, (i) reduce the principal amount of, change the time or place for payment, extend the final maturity of, alter the redemption provisions of, or alter the provisions with respect to Change of Control Offers or Asset Sale Offers for the Senior Secured Notes, (ii) change the currency in which any Senior Secured Notes or any premium thereon is payable, (iii) reduce the percentage in principal amount of outstanding Senior Secured Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture, the Senior Secured Notes or the Security Documents, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Senior Secured Notes, (v) waive a default in payment with respect to the Senior Secured Notes, (vi) reduce or change the rate or time for payment of interest on the Senior Secured Notes, (vii) affect the ranking of the Senior Secured Notes or the security for the Subsidiary

Guarantee or the Intercompany Notes, or (viii) modify any of the foregoing provisions or reduce the principal amount of outstanding Senior Secured Notes necessary to waive any covenant or past Default.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company at any time may terminate (i) all its obligations under the Senior Secured Notes, the Indenture and the Security Documents ("legal defeasance option") or (ii) its obligations to comply with certain restrictive covenants, including certain of the covenants described under "-- Certain Covenants" above ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

     If the Company exercises its legal defeasance option, payment of the Senior Secured Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Senior Secured Notes may not be accelerated because of certain Events of Default described under "Events of Default" above (not including Events of Default relating to non-payment, bankruptcy and insolvency events, among others) or because of the failure of the Company to comply with certain covenants specified in the Indenture.

     The Company may exercise its legal defeasance option or its covenant defeasance option only if:

          (1) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Senior Secured Notes to maturity or redemption, as the case may be;

          (2) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Senior Secured Notes to maturity or redemption, as the case may be;

          (3) 123 days pass after the deposit is made and during the 123-day period no Default relating to bankruptcy and insolvency events with respect to the Company occurs which is continuing at the end of the period;

          (4) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

          (5) the Company delivers to the Trustee an Opinion of Counsel to the effect that (i) the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (ii) the Holders have a valid first priority perfected security interest in the trust funds, and (iii) after passage of 123 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the Bankruptcy Code or
     Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Company under either such statute, and either (A) the trust funds will no longer remain the property of the Company (and therefore, will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally) or
     (B) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, (x) assuming such trust funds remained in the possession of the Trustee prior to such court ruling to the extent not paid to Holders, the Trustee will hold, for the benefit of the Holders, a valid first priority perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise except for the effect of Section 552(b) of the Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute and (y) the Holders will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding.

          (6) in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable U.S. Federal income tax law or a regulation clarifying existing law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred;

          (7) in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

          (8) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Senior Secured Notes have been complied with.

SATISFACTION AND DISCHARGE OF THE INDENTURE


     The Indenture will cease to be of further effect (except as to the surviving rights of registration of transfer or exchange of Senior Secured Notes, as expressly provided for in the Indenture, and as otherwise expressly provided for in the Indenture) when either (i) all such Senior Secured Notes theretofore authenticated and issued have been delivered (except lost, stolen or destroyed Senior Secured Notes which have been replaced or paid, or Senior Secured Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Trustee or discharged from such trust) to the Trustee for cancellation or (ii) all such Senior Secured Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay at maturity or redemption the entire indebtedness on such Senior Secured Notes not theretofore delivered to the Trustee for cancellation, including principal, premium and interest thereon, and the Company has paid all sums payable by it under the Indenture. The Trustee is required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.


BOOK-ENTRY, DELIVERY AND FORM

     Upon issuance, the Senior Secured Notes will be represented by a permanent global Senior Secured Note or Senior Secured Notes. Each permanent global Senior Secured Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, permanent global Senior Secured Notes will not be exchangeable for definitive certificated Senior Secured Notes.

     Ownership of beneficial interests in a permanent global Senior Secured Note will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such permanent global Senior Secured Note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such permanent global Senior Secured Note. Ownership of beneficial interests in such permanent global Senior Secured Note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary has no knowledge of the actual beneficial owners of the Senior Secured Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such permanent global Senior Secured Note.

     The Company has been advised by the Depositary that upon the issuance of a permanent global Senior Secured Note and the deposit of such permanent global Senior Secured Note with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts represented by such permanent global Senior Secured Note to the accounts of such participants.

     Payment of principal of, and interest on, Senior Secured Notes represented by a permanent global Senior Secured Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the permanent global Senior Secured Note representing such Senior Secured Notes. The Company has been advised by the Depositary that upon receipt of any payment of principal of, or interest on, a permanent global Senior Secured Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such permanent global Senior Secured Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a permanent global Senior Secured Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

     None of the Company, the Trustee or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global Senior Secured Note or for maintaining, supervising or reviewing any of the records of the Depositary, any nominee or any participant relating to such beneficial interests.

     A permanent global Senior Secured Note is exchangeable for definitive Senior Secured Notes registered in the name of, and a transfer of a permanent global Senior Secured Note may be registered to, any person other than the Depositary or its nominee, only if:

          (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such permanent global Senior Secured Note or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act;

          (b) the Company in its sole discretion determines that such permanent global Senior Secured Note shall be exchangeable for definitive Senior Secured Notes in registered form; or

          (c) there shall have occurred and be continuing an Event of Default under the Senior Secured Notes.

     Any permanent global Senior Secured Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Senior Secured Notes in registered form, of like tenor and of an equal aggregate principal amount as the permanent global Senior Secured Note, in denominations of $1,000 and integral multiples thereof. Such definitive Senior Secured Notes will be registered in the name or names of such persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such permanent global Senior Secured Note. With respect to definitive Senior Secured Notes, any principal and interest will be payable, the transfer of the definitive Senior Secured Notes will be registerable and the definitive Senior Secured Notes will be exchangeable at the office of the Trustee in Covington, Kentucky, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto and as shown on the register for the Senior Secured Notes.

     Except as provided above, owners of beneficial interests in such permanent global Senior Secured Note will not be entitled to receive physical delivery of Senior Secured Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no permanent global Senior Secured Note shall be exchangeable except for another permanent global Senior Secured Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such permanent global Senior Secured Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the permanent global Senior Secured Note.

     The Company understands that, under existing industry practices, in the event that the Company requests any action of Holders, or an owner of a beneficial interest in such permanent global Senior Secured Note desires to give or take any action that a Holder is entitled to give or take under the Senior Secured Notes, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Senior Secured Notes will be made in immediately available funds. So long as the Senior Secured Notes are represented by a permanent global Senior Secured Note or Notes, all payments of principal, premium, if any, and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. So long as the Senior Secured Notes are represented by a permanent global Senior Secured Note or Notes registered in the name of the Depositary or its nominee, the Senior Secured Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Senior Secured Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Senior Secured Notes.

REGARDING THE TRUSTEE AND THE COLLATERAL AGENT

     Huntington National Bank will serve the Trustee under the Indenture and will act as Collateral Agent under the Security Documents.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     Directors, officers, employees or stockholders of the Company will not have any liability for any obligations of the Company under the Senior Secured Notes, the Indenture or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Senior Secured Note, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Senior Secured Notes.

REPORTS

     The Company will furnish the Trustee with copies of all quarterly and annual reports, and any other documents it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, within five days after it files the same with the Commission.

GOVERNING LAW

     The Indenture, the Security Documents and the Senior Secured Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Accounts Receivable" means all accounts of the Company and its Subsidiaries which, in conformity with GAAP would be set forth opposite the caption accounts receivable, or any like caption on the consolidated balance sheet of the Company and its Subsidiaries (after giving effect to any allowance for doubtful accounts).

     "Acquired Debt" means Debt of a Person existing at the time such Person becomes a Subsidiary of the Company or assumed in connection with an Asset Acquisition by such Person, including, without limitation, Debt incurred in connection with, or in anticipation of, such Person becoming a Subsidiary of the Company or such acquisition.

     "Affiliate" of any specified Person means (i) any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified Person or (ii) any other Person who is a director or officer (A) of such specified Person, (B) of any subsidiary of such specified Person or (C) of any Person described in clause (i) above or (iii) any Person in which such Person has, directly or indirectly, a 5% or greater voting or economic interest or the power to control. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management or policies of such Person whether through the ownership of voting securities or by contract or otherwise and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Appraiser" means a Person who in the course of its business appraises property and, where real property is involved, who is a member in good standing of the American Institute of Real Estate Appraisers, recognized and licensed to do business in the jurisdiction where the applicable real property is situated, and who may be employed by the Company.

     "Asset Acquisition" means (i) any capital contribution (by means of transfer of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock by the Company or any of its Subsidiaries in any other Person, in either case pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with or into the Company or any of its Subsidiaries or (ii) any acquisition by the Company or any of its Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.


     "Asset Disposition" or "Asset Sale" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Recourse Subsidiary, (ii) a disposition of property or assets at fair market value in the ordinary course of business, or (iii) a disposition that constitutes a Restricted Payment or a Sale and Leaseback Transaction.

     "Average Life" means, as of the date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of the years from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bankruptcy Law" means Title 11, United States Code or any similar Federal or state law for the relief of debtors, as amended.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or its Subsidiaries, as the case may be, to have been duly adopted by the Board of Directors of the Company or its Subsidiaries, as the case may be, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which banking institutions are required to close in the State of New York, the State of Ohio or the State of Kentucky.

     "Capital Lease Obligations" of a Person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated and whether voting or non-voting) corporate stock of a corporation and any and all equivalent ownership interests in a Person (other than a corporation), in each case whether outstanding on the date of issuance of the Senior Secured Notes or thereafter issued, including any Preferred Stock.

     "Cash Equivalents", means (i) investments in U.S. Government Obligations maturing within 180 days of the date of acquisition thereof, (ii) investments in certificates of deposit maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States or any state thereof having capital, surplus and undivided profits aggregating in excess of $250,000,000, (iii) investments in commercial paper rated at least A-1 by Standard & Poor's Corporation, Inc. and P-1 by Moody's Investors Service, Inc. and maturing not more than 180 days from the date of acquisition thereof, (iv) securities issued or fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, which mature in the hands of the Company within 180 days of acquisition thereof, and rated at least "A" by Standard & Poor's Corporation, Inc. or "A" by Moody's Investors Service, Inc. and (v) money market and auction rate preferred stocks which, at the date of acquisition and at all times thereafter, are accorded ratings of at least AA- by Standard and Poor's Corporation, Inc. or Aa3 by Moody's Investors Service, Inc.

     "Change of Control" means the occurrence of one or more of the following events:

          (a) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or entity or group of Persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than a Person described in clause (i) of the definition of Affiliate;

          (b) the consummation of any consolidation or merger of the Company with or into another corporation with the effect that the stockholders of the Company immediately prior to the date of the consolidation or merger hold less than 51% of the combined voting power of the outstanding voting securities of the surviving entity of such merger or the corporation resulting from such consolidation ordinarily having the right to vote in the election of directors (apart from rights accruing under special circumstances) immediately after such merger or consolidation;

          (c) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company;

          (d) a Person or Group of Persons acting in concert as a partnership, limited partnership, syndicate or other group shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the direct or indirect beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors; and

          (e) a Person or Group of Persons, together with any Affiliates thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate of such Person or Group of Persons, will constitute a majority of the Board of Directors of the Company;

provided that the Person or Group of Persons referred to in clauses (a), (d) and
(e) shall not mean Clifford Borland or any Group of Persons the majority of the voting equity interests of which is beneficially owned by Clifford Borland.

     "Collateral" means, collectively, all of the property and assets that are from time to time subject to the Liens of the Security Documents, including, without limitation, Trust Moneys.

     "Collateral Account" means the collateral account to be established pursuant to the Indenture.

     "Collateral Agent" means the Trustee acting in its capacity as agent for the Noteholders with respect to the Collateral under the Security Documents.

     "Collateral Proceeds" means the Net Available Cash received by the Trustee from the sale of Collateral.

     "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

     "Condemnation Awards" means any proceeds, award or payment paid to the mortgagee or beneficiary under the Security Documents relating to any taking of the Collateral subject to such Security Document by Condemnation or eminent domain or similar action, together with interest accrued thereon.


     "Consolidated EBITDA Coverage Ratio" as of any date of determination (the "Determination Date") means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (ii) Net Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Recourse Subsidiary has issued any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been issued on the first day of such period and as if the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Debt had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Recourse Subsidiary shall have made any Asset Disposition which constitutes all or substantially all of an operating unit of a business, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or any Recourse Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Recourse Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Recourse Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Recourse Subsidiary to the extent the Company and its continuing Recourse Subsidiaries are no longer liable for such Debt after such sale), as if such Asset Disposition occurred on the first day of such period,
(3) if since the beginning of such period the Company or any Recourse Subsidiary (by merger or otherwise) shall have made an Investment in any Recourse Subsidiary (or any Person which becomes a Recourse Subsidiary) or an Asset Acquisition, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Debt) as if such Investment or Asset Acquisition occurred on the first day of such period, (4) if since the beginning of such period any Person (that subsequently became a Recourse Subsidiary or was merged with or into the Company or any Recourse Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or Asset Acquisition that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Recourse Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or Asset Acquisition occurred on the first day of such period and (5) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any Debt which was outstanding during the period but is not outstanding on the Determination Date, except for Consolidated Interest Expense actually incurred with respect to Debt borrowed under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Determination Date. For purposes of this definition, whenever pro forma effect is to be given to an Asset Disposition, an Investment or an Asset Acquisition, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Debt issued, redeemed or defeased in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest of such Debt shall be calculated as if the rate in effect on the Determination Date had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Debt if such Interest Rate Protection Agreement has a remaining term in excess of 12 months).



     "Consolidated Income Tax Expense" of any Person for any period means, without duplication, the aggregate amount of net taxes based on income or profits for such period of the operations of such Person and its consolidated Recourse Subsidiaries actually payable with respect to such period, determined in accordance with GAAP (to the extent such income or profits were included in computing Consolidated Net Income).



     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Recourse Subsidiaries, including, without duplication, (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest payment or accruals, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements and Hedging Agreements (including amortization of fees),
(vii) Preferred Stock dividends paid in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Recourse Subsidiary, (viii) amortization of other financing fees and expenses and the interest portion of any deferred payment obligations and (ix) interest actually paid by the Company or any of its consolidated Recourse Subsidiaries under any Guarantee of Debt or other obligation of any other Person.



     "Consolidated Interest Income" means, for any period, all amounts that would be included under interest income on a consolidated income statement of such Person and its consolidated Recourse Subsidiaries determined in accordance with GAAP, less accreted amounts attributable to original issue discount securities prior to the receipt thereof and other non-cash interest payments.



     "Consolidated Net Income" of any Person for any period means the Net Income of such Person and its consolidated Recourse Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (a) there shall be excluded (i) the Net Income of any Person (other than a consolidated Recourse Subsidiary) in which such Person or any of its consolidated Recourse Subsidiaries has a joint interest with a third party except to the extent of the amount of dividends or distributions actually paid to such Person or its consolidated Recourse Subsidiary during such period; (ii) except to the extent includable pursuant to the foregoing clause (i), the Net Income of any Person accrued prior to the date it becomes a Recourse Subsidiary of such Person or is merged into or consolidated with such Person or any of its Recourse consolidated Recourse Subsidiary) in which such Person or any of its consolidated Recourse Subsidiaries has a joint interest with a third party except to the extent of the amount of dividends or distributions actually paid to such Person or its consolidated Recourse Subsidiary during such period; (ii) except to the extent includable pursuant to the foregoing clause (i), the Net Income of any Person accrued prior to the date it becomes a Recourse Subsidiary of such Person or is merged into or consolidated with such Person or any of its Recourse Subsidiaries or that Person's assets are acquired by such Person or any of its Recourse Subsidiaries; (iii) the Net Income (if positive), or any portion thereof, of any Recourse Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by that Recourse Subsidiary to such Person or to any other Recourse Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Recourse Subsidiary, except that (A) the Company's equity in the Net Income of any such Recourse Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Recourse Subsidiary during such period to the Company or another Recourse Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Recourse Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Recourse Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) without duplication, any gains or losses attributable to Asset Sales; (v) Net Income (if positive), arising from the adoption of changes in accounting policy to comply with GAAP or voluntarily by the Company with the consent of its independent auditors that so qualify under Regulation S-X of the Securities Act; (vi) Net Income arising for periods prior to the date of a transaction in connection with the accounting treatment for a merger, combination or consolidation under the pooling of interests method; and (vii) foreign currency translation gains and losses and
(b) the Company's equity in the Net Income of a Non-Recourse Subsidiary shall be included up to the aggregate amount of cash actually distributed by such Non-Recourse Subsidiary during such period to the Company or a consolidated Recourse Subsidiary as a dividend or other distribution.



     "Consolidated Net Worth" of any Person means the total of the amounts shown on the balance sheet of such Person and its consolidated Recourse Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of such Person prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such Person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.



     "Credit Facility" means the Revolving Credit and Security Agreement dated
            , 1995 among The Bank of New York Commercial Corporation, as lender, co-agent and ACM agent, PNC Bank Ohio, National Association, as lender and co-agent, Newport, Koppel and Imperial, and any renewals, extensions or refinancings thereof.


     "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.


     "Debt" of any Person means, without duplication:



          (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;


          (ii) all Capital Lease Obligations of such Person;


          (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligation of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);


          (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the

          (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (the amount of Debt represented by any Disqualified Stock will be the liquidation preference, plus accrued and unpaid dividends);

          (vi) to the extent not otherwise included, all obligations under Interest Rate Protection Agreements and Hedging Agreements;

          (vii) all obligations of the type referred to in clauses (i) through
     (vi) of other Persons and all dividends of other persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and

          (viii) all obligations of the type referred to in clauses (i) through
     (vii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that if recourse with respect to such Debt is limited to such asset, the amount of such Debt being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part on, or prior to, the final maturity date of the Senior Secured Notes.


     "EBITDA" for any period means the Consolidated Net Income for such period (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting), plus the following to the extent deducted in calculating such Consolidated Net Income for such period (i) Consolidated Income Tax Expense, (ii) Consolidated Interest Expense and (iii) depreciation and amortization expense determined on a consolidated basis for such Person and its consolidated Recourse Subsidiaries in accordance with GAAP for such period.



     "Excluded Assets" means the stock of Kentucky Electric Steel, Inc. held on the Issue Date by the Company or its Subsidiaries and the stock and assets of Imperial and the NK Subsidiaries.



     "Excluded Company" means any existing or future Subsidiary that does not execute security agreements and/or mortgages in favor of the Collateral Agent for the benefit of the Holders relating to substantially all of its real property, fixtures, machinery, tools, equipment and similar property.


     "Financial Advisor" means an investment banking firm of national reputation which (except as otherwise expressly provided in the Indenture) may be employed by the Company.

     "GAAP" means generally accepted accounting principles in the United States as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination.

     "Government Loans" means any Debt issued, guaranteed or otherwise sponsored by any state or local governmental entity that carries an annual interest rate not in excess of the rate which is 2% less than the prime rate of interest charged by the Trustee at the time such Debt is incurred.


     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keepwell, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposits in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (unless such Guarantee shall be expressly limited to a lesser amount, in which case such lesser amount shall apply) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.


     "Hedging Agreement" means any foreign exchange or commodity, hedge, exchange or similar agreement designed to protect the Company or its Subsidiaries against fluctuations in foreign currency exchange rates or commodity prices in respect of foreign exchange or commodity exposures incurred by the Company or its Subsidiaries in the ordinary course of business.

     "Independent" when used with respect to any specified Person means such a Person who (a) is in fact independent, (b) does not have any direct financial interest or any material indirect financial interest in the Company or in any other obligor in respect of the Senior Secured Notes or in any Affiliate of the Company or such other obligor and (c) is not an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions to any of the foregoing for the Company or such other obligor or any Affiliate thereof. Whenever it is provided in the Indenture that any Independent Person's opinion or certificate shall be furnished to the Trustee, such Person shall be appointed by the Company and approved by the Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read this definition and that the signer is Independent within the meaning thereof.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

     "Inventory" means all inventory of the Company and its Subsidiaries which, in conformity with GAAP, would be set forth opposite the caption inventory or any like caption on the consolidated balance sheet of the Company and its Subsidiaries.

     "Investment" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, or (ii) all purchases (or other acquisitions for consideration) by such Person of Debt, Capital Stock or other securities of any other Person, or (iii) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP.


     "Issue" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Debt or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Subsidiary at the time it becomes a Subsidiary.


     "Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, that as to any such arrangement in corporate form, such corporation shall not, as to any Person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such Person is a party.

     "Lenders" means the lenders who are from time to time parties to the Credit Facility.

     "Lien" means, with respect to any property, any mortgage, deed of trust, lien, pledge, security interest, lease, easement, restriction, covenant, right-of-way, charge, encumbrance, conditional sale or other title retention agreement or other similar lien. For purpose of the Indenture and the Security Documents, the Company and its Subsidiaries shall be deemed to own subject to a Lien any property which they have acquired or hold subject to the interests of a vendor or lessor under any conditional sales agreement, capital lease or other title retention agreement relating to such property.

     "Material Adverse Effect" means a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) or prospects of the Company and its Recourse Subsidiaries taken as a whole, (b) the ability of the Company and its Subsidiaries to perform their respective obligations under the Senior Secured Notes and the Security Documents or (c) the validity or enforceability of the Senior Secured Notes or any of the Security Documents.


     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of such note or receivable), but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to such properties or assets or received in any other non-cash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, and in each case net of appropriate amounts to be provided by the Company or its Subsidiaries as a reserve, in accordance with GAAP, against any liabilities associated with such assets and retained by the Company or any Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters and the after-tax cost of any indemnification payments (fixed or contingent) attributable to the seller's indemnities to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Asset Disposition (but excluding any payments, which by the terms of the indemnities will not, under any circumstances, be made during the term of the Senior Secured Notes) and net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a release of such Lien or a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Disposition.


     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts and commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Income" of any Person for any period means the net income (loss) of such Person for such period, determined in accordance with GAAP, except that extraordinary, unusual and non-recurring gains and losses as determined in accordance with GAAP shall be excluded.


     "Net Insurance Proceeds" means all proceeds paid to either the Company, its Subsidiaries and/or the Collateral Agent or any mortgagee or beneficiary under the Security Documents relating to damage to, or loss or destruction of, Collateral, together with interest earned thereon, less expenses related to the receipt of such Net Insurance Proceeds.


     "Net Interest Expense" means the difference between Consolidated Interest Expense and Consolidated Interest Income; provided that such amount shall not be less than zero.

     "NK Subsidiaries" means Northern Kentucky Management, Inc. and Northern Kentucky Air, Inc.


     "Non-Recourse Debt" means Debt or the portion of Debt of a Non-Recourse Subsidiary (i) as to which neither the Company nor any Recourse Subsidiary (a) provides credit support or a Guarantee (including any undertaking, agreement or instrument which would constitute Debt), (b) is directly or indirectly liable, or (c) constitutes the lender; (ii) the holders of such Debt expressly waive all claims and any recourse which they may have, in law, equity or otherwise, whether based on misrepresentation, control, ownership or otherwise, to each of the Company and any Recourse Subsidiary, including, without limitation, a waiver of the benefits of the provisions of Section 1111(b) of the Bankruptcy Code on or in respect of such Debt against the Company or any Recourse Subsidiary of the Company and such waiver is a legal, valid and binding obligations of the lender that is enforceable subject to certain exceptions enumerated in an Opinion of Counsel, and the Company has delivered to the Trustee an Opinion of Counsel by a law firm reasonably acceptable to the Trustee and a Board Resolution confirming the foregoing, in each case in form and substance satisfactory to or any Recourse Subsidiary of the Company and such waiver is a legal, valid and binding obligations of the lender that is enforceable subject to certain exceptions enumerated in an Opinion of Counsel, and the Company has delivered to the Trustee an Opinion of Counsel by a law firm reasonably acceptable to the Trustee and a Board Resolution confirming the foregoing, in each case in form and substance satisfactory to the Trustee; and (iii) no default with respect to such Debt (including any rights which the holder thereof may have to take enforcement action against such Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Recourse Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity; provided that, Non-Recourse Debt shall not include any Debt issued by a Non-Recourse Subsidiary to the Company or any Recourse Subsidiary which is a Permitted Investment. Notwithstanding the foregoing, a Non-Recourse Subsidiary may pledge its assets as security for any Non-Recourse Debt issued by any Non-Recourse Subsidiary.


     "Non-Recourse Subsidiary" means a Subsidiary of the Company or any of its Subsidiaries formed to acquire securities or assets of a third party and which
(i) has no Debt other than Non-Recourse Debt, (ii) does not, directly or indirectly, own any Debt, stock or securities of, and has no Investment in, the Company or any Recourse Subsidiary and (iii) has not acquired any assets from the Company or any of its Recourse Subsidiaries that are essential to the steelmaking operations of the Company and its Recourse Subsidiaries.

     "Obsolete Assets" means machinery, equipment, furniture, apparatus, tools or implements or other similar property which have become worn out, obsolete or no longer necessary to the operation of the business of the Company or its Subsidiaries, as the case may be.

     "Officers' Certificate" means, when used with respect to the Company, a certificate signed by the Chairman of the Board, the President, a Vice Chairman of the Board or the Chief Financial Officer of the Company (or any other officer identified by any of the foregoing officers in an Officers' Certificate to be an executive officer of the Company) and the Secretary, an Assistant Secretary or the Controller of the Company.

     "Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or of counsel to the Company, or who may be other counsel reasonably satisfactory to the Trustee.


     "Permitted Investments" means (i) Cash Equivalents; (ii) Investments in a Wholly Owned Recourse Subsidiary of the Company (other than a Restricted Subsidiary) or a Person that will become a Wholly Owned Recourse Subsidiary of the Company (other than a Restricted Subsidiary) as a result of such Investment; provided that any Person that becomes a Wholly Owned Recourse Subsidiary is engaged in lines of businesses which the Board of Directors in good faith determines to be related to those of the Company on the Issue Date; (iii) the Company and its Subsidiaries may make advances and loans to officers and employees in the ordinary course of business not to exceed $50,000 to any one officer or employee or $100,000 in the aggregate at any one time outstanding;
(iv) the Company and its Subsidiaries may make payroll advances in the ordinary course of business; (v) the Company may make advances or loans in connection with Currency Agreements provided such agreements are made in the ordinary course of business; (vi) the Company may make advances or loans in connection with Interest Rate Protection Agreements provided such agreements are made in the ordinary course of business; (vii) the Company and its Subsidiaries may make Investments representing the non-cash consideration received in connection with the sale of assets disposed of in accordance with the provisions described under "-- Restrictions on Asset Sales"; (viii) the Company and its Subsidiaries may make Investments in the form of advances, extensions of credit, progress payments and prepayments for asset purchases by it in the ordinary course of business; and (ix) accounts receivable arising and trade credit granted in the ordinary course of business and any securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss; (x) Investments in Senior Secured Notes; (xi) an Investment, if any, of up to $1.1 million to improve property in connection with a coating facility to be leased to a third party; and (xii) Investment in a Non-Recourse Subsidiary made in compliance in all respects with the restrictions set forth in the Indenture regarding limitations on Restricted Payments.

value of the Company's and its Subsidiaries' property or assets when taken as a whole, or materially impair the use thereof in the operation of its business (including, without limitation, Liens securing any obligation to landlords, vendors, carriers, warehousemen, mechanics, laborers and materialmen and other similar obligations arising by operation of law not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor); (c) Liens with respect to assets of a Subsidiary granted by such Subsidiary to the Company to secure Debt owing to the Company;
(d) Liens on assets owned by Non-Recourse Subsidiaries to secure Non-Recourse Debt; (e) Liens on assets not constituting Collateral with an aggregate book value not in excess of 5% of the book value of the Company's total consolidated assets as shown on the Company's most recent consolidated balance sheet; (f) pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (g) deposits made to secure the performance of tenders, bids, leases, statutory obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (h) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or its Subsidiaries; (i) Liens arising out of judgments or awards against the Company of any Subsidiary with respect to which the Company or such Subsidiary is prosecuting an appeal or proceeding for review and the Company or such Subsidiary is maintaining adequate reserves in accordance with GAAP; (j) any interest or title of a lessor in the property subject to any Capital Lease Obligation or operating lease; and (k) Liens in favor of the Company or the Holders with respect to the Intercompany Notes.



     "Permitted Payments" means, with respect to the Company or any of its Subsidiaries, (a) any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock); (b) any dividend, other distribution, loan or advance to the Company by any of its Subsidiaries or by a Subsidiary to another Subsidiary (except to a Non-Recourse Subsidiary or a Restricted Subsidiary); (c) any defeasance, redemption, repurchase or other acquisition for value of any Debt of the Company with the proceeds from the issuance of (i) Debt which is subordinate to the Senior Secured Notes at least to the extent and in the manner as the Debt to be defeased, redeemed, repurchased or otherwise acquired is subordinate in right of payment to the Senior Secured Notes; provided, that (1) such newly-issued subordinated Debt provides for no payments of principal by way of sinking fund, mandatory redemption, defeasance or otherwise by the Company or its Subsidiaries (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to a "Change of Control" covenant which (x) is no more favorable to the holders of such Debt than the provisions in favor of the Noteholders and (y) such Debt provides that the Company or its Subsidiaries will not repurchase such Debt pursuant to such provisions prior to the Company's repurchase of the Senior Secured Notes required to be repurchased by the Company upon a Change of Control) prior to the maturity of the Debt being replaced and
(2) the proceeds of such new Debt are utilized for such purpose within 45 days of issuance or (ii) Capital Stock (other than Disqualified Stock) issued in accordance with the provisions of the Indenture; (d) the redemption or repurchase by a Wholly-Owned Subsidiary of its Capital Stock owned by the Company or a Wholly-Owned Recourse Subsidiary; (e) the redemption by the Company of up to $12 million aggregate principal amount of the issue titled "11% Subordinated Convertible Debenture Due October 4, 2005" relating to principal payments due following maturity of the Senior Secured Notes, plus any accrued interest thereon; and (f) payments with respect to the Intercompany Notes.


     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now or hereafter outstanding, and includes, without limitation, all classes and series of preferred or preference stock.

     "Public Equity Offering" means an underwritten public offering of Common Stock of the Company for cash pursuant to an effective registration statement under the Securities Act; provided that the Common Stock is not a Disqualified Stock.

     "Recourse Debt" means any Debt other than Non-Recourse Debt.

     "Recourse Subsidiary" means any Subsidiary other than a Non-Recourse Subsidiary.

     "Restricted Payment" means, with respect to any Person, (a) any dividend or other distribution on any shares of such Person's Capital Stock (other than dividends or distributions payable in Capital Stock that is not Disqualified Stock); (b) any payment on account of the purchase, redemption, retirement or other acquisition of (i) any shares of such Person's Capital Stock or (ii) any option, warrant or other right to acquire shares of such Person's Capital Stock;
(c) any defeasance, redemption, repurchase or other acquisition or retirement for value prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Debt ranked pari passu or subordinate in right of payment to the Senior Secured Notes and having a maturity date subsequent to the maturity of the Senior Secured Notes; or (d) any Investment other than a Permitted Investment; provided, that "Restricted Payments" shall not include any payment described in (a), (b) and (c) above made by a Subsidiary to the Company or a Wholly Owned Recourse Subsidiary of the Company. Notwithstanding the foregoing, Restricted Payment shall not include any Permitted Payment.

     "Restricted Subsidiary" means any Subsidiary subject to consensual restrictions, other than pursuant to the Credit Facility, direct or indirect, on the declaration or payment of dividends or similar distributions by that Subsidiary to the Company or any other consolidated Subsidiary of the Company.

     "Sale and Leaseback Transaction" means, with respect to any Person, an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person or any of its Subsidiaries of any property or asset of Person or any of its Subsidiaries which has been or is being sold or transferred by such Person or such Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

     "Security Documents" means, collectively, (i) the mortgages, (ii) the security agreements, (iii) the subsidiary guarantees, (iv) the Intercompany Notes and the pledge relating thereto and (v) the collateral agency and intercreditor agreement entered into in connection with the offering of the Senior Secured Notes.

     "Subsidiary" means any corporation, association, partnership or other business entity of which 50% or more of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

     "Trust Moneys" means all cash or Cash Equivalents received by the Collateral Agent (a) as Net Cash Proceeds received by the Company and its Subsidiaries from Asset Sales to be subject to the Lien of the Security Documents in accordance with "-- Restrictions on Asset Sales"; or (b) as Condemnation Proceeds with respect to all or any part of the Collateral; or (c) as Net Insurance Proceeds with respect to all or any part of the Collateral; or
(d) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Collateral Agent or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Security Documents or otherwise.

     "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Wholly Owned Recourse Subsidiary" means a Wholly Owned Subsidiary that is a Recourse Subsidiary.

     "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares), or in the case of a non-corporate Subsidiary, other equity interests having ordinary voting power for the election of directors or other governing body of such Subsidiary, is owned by the Company or another Wholly Owned Subsidiary.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY

     The following summary of certain provisions of the Credit Facility is generalized, does not purport to be complete, and is subject to and is qualified in its entirety by reference to the provisions of the Credit Facility, a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Credit Facility and those definitions are incorporated herein by reference.


     General. Prior to or concurrently with the Offering, Newport, Koppel and Imperial (collectively, the "Borrowers") will enter into a Revolving Credit and Security Agreement with The Bank of New York Commercial Corporation ("BNYCC") and PNC Bank Ohio, N.A., as co-agents, and BNYCC as ACM Agent (the "Credit Facility"). The Company and the Subsidiaries (other than the Borrowers) will guarantee the Borrowers' obligations under the Credit Facility. The Credit Facility will provide that at any one time, the Borrowers may in the aggregate borrow up to the lesser of the Maximum Revolving Advance Amount and the Formula Amount minus reserves deemed proper and necessary by BNYCC (including reserves for certain environmental matters). The Maximum Revolving Advance Amount will initially be $45 million but may increase to $50 million if another lender agrees to lend at least an additional $5 million on the terms of the Credit Facility. The Formula Amount will be based on a percentage of the Borrowers' inventory and accounts receivable which qualify for inclusion therein under certain tests contained in the Credit Facility. An aggregate amount of $6 million will be available for the issuance of Letters of Credit under the Credit Facility, to the extent that availability exists under the Credit Facility. The initial term of the Credit Facility will expire three years after the Closing Date, but may be terminated earlier or extended for successive one year periods. Upon termination of the Credit Facility, all amounts outstanding under the Credit Facility will be due and payable together with all accrued interest thereon to such date. Borrowings under the Credit Facility will be used by Borrowers to repay certain outstanding indebtedness, to provide working capital and for other general corporate purposes.


     Interest. Interest on the revolving advances shall accrue at a rate per annum equal to (a) the sum of the Alternate Base Rate plus one percent (1%) with respect to Domestic Rate Loans and (b) the sum of the Eurodollar Rate plus two and three quarters percent (2 3/4%) with respect to Eurodollar Rate Loans.

     To the extent permitted by law, upon and after the occurrence and declaration of an Event of Default under the Credit Facility, and during the continuation thereof, the Borrowers' obligations under the Credit Facility will bear interest at the applicable revolving interest rate plus two percent (2%) per annum.

     Security. The Advances and the guarantees thereof will be secured by a first priority perfected security interest in the inventory, accounts and certain intangible property of each of the Borrowers and the Guarantors. All proceeds of the foregoing will be required to be deposited in lockbox or dominion accounts.

The Borrowers will deliver an irrevocable letter of instruction to the lockbox or dominion banks directing such bank to transfer funds so deposited to the account of the ACM Agent.


     Certain Covenants. The Credit Facility and related guarantees and security agreements each will contain extensive affirmative and negative covenants, including, among others, covenants (i) prescribing minimum levels of net worth and working capital; (ii) requiring the maintenance of a certain interest coverage ratio, current ratio and ratio of total liabilities to net worth; and
(iii) placing limits on the ability of the Company and each of its Subsidiaries to incur indebtedness, create liens, guarantee indebtedness, make investments, make loans or extensions of credit, make capital expenditures, declare, pay or make dividends, substantially change the nature of its business, engage in transactions with affiliates, enter into leases, and form subsidiaries. The Credit Facility will require the Company to maintain as of the end of each fiscal quarter an interest coverage ratio of 1.1 to 1.0 during fiscal 1995, 1.5 to 1.0 during fiscal 1996 and 1.75 to 1.0 during fiscal 1997, measured on a rolling four-quarter basis. For the fiscal year ended September 24, 1994, the interest coverage ratio (excluding the gain on the sale of and the results for KES) was 1.2 to 1.0. In addition, the net worth covenant under the Credit Facility will require the Company to maintain a net worth of at least $70 million, less the after-tax effect of prepayment penalties associated with the prepayment of debt with the proceeds of the Offering. At September 24, 1994, the Company had a net worth of approximately $76.5 million. The Company currently would be, and will be upon completion of the Offering, in compliance with all covenants under the Credit Facility. If the Company's results from operations do not improve over its results for fiscal 1994, then the Company could be in default under its Credit Facility in the absence of a waiver or amendment from the lenders. There can be no assurance that the Company would be able to obtain any necessary waivers or be able to renegotiate the terms of the Credit Facility.



     The Credit Facility will also contain covenants which limit the ability of the Company and each of its Subsidiaries to sell assets other than sales in the ordinary course of business, sales of obsolete or idle assets (other than the collateral under the Credit Facility) and sales of certain non-steel related assets (in which event the maximum revolving advance amount would be reduced), and to enter into certain transactions among affiliates, among others. The Credit Facility does not permit the Company or any of its Subsidiaries to (i) merge, consolidate or reorganize (except that the Company and its Subsidiaries may merge with each other) or (ii) acquire all or substantially all of the stock or assets of any entity unless the Company has working capital after such transaction of no less than the sum of $20,000,000 plus scheduled principal payments due within 36 months. At September 24, 1994, assuming completion of the Offering and the application of certain cash balances of the Company to the
payment of debt (on a pro forma basis), the Company would have had $     million
in working capital and minimal term debt amortization requirements over the next five years. In addition, the Credit Facility will restrict prepayment of indebtedness, including the Senior Secured Notes through optional redemptions, certain Asset Sale Offers and Change of Control Offers.



     Defaults. The Credit Facility will contain certain Events of Default including, among others, (i) failure to pay the Obligations under the Credit Facility when due, (ii) breach of any representation or warranty in any of the loan documents, (iii) failure to comply with terms, provisions, conditions or covenants in any of the loan documents (which in some cases do not include notice or cure periods), (iv) issuance of liens or attachment which are not stayed or lifted within 30 days or entry of judgment (over a threshold level) which is not satisfied, stayed or discharged of record within 40 days, (v) certain events of insolvency or bankruptcy or the written admission of inability to pay debts when due, (vi) Liens created under the Credit Facility ceasing to be first priority, perfected security interests or any portion of the Collateral being seized, (vii) material defaults under other agreements to which the Borrowers or any member of the Holdings Group are a party which have a material adverse effect on the Company, (viii) Change of Ownership, (ix) revocation, suspension, adverse modification or termination (or the institution of proceedings to do so) of any material license, permit, patent, trademark or tradename, (x) certain ERISA violations, and (xi) interruption of business operations. In addition, any change in any Borrower's condition or affairs (financial or otherwise) which in the Lenders' reasonable opinion materially impairs the Collateral or the ability of the Borrowers, taken as a whole, to perform their Obligations under the Credit Facility will constitute an Event of Default.

     Upon the occurrence of the Event of Default relating to bankruptcy or insolvency of a Borrower, all the Obligations under the Credit Facility will become immediately due and payable and the Lenders' obligations to make Advances will be terminated. Upon the occurrence of any other Event of Default, at the option of a certain percentage of Lenders, all the Obligations under the Credit Facility will become immediately due and payable and the Lenders' obligations to make Advances will be terminated. Upon the filing of a petition against any Borrower in any involuntary case under any state or federal bankruptcy laws, the obligation of Lenders to make Advances under the Credit Facility will be terminated other than as required by an appropriate order of the bankruptcy court having jurisdiction over any Borrower. Upon the occurrence of an Event of Default, the ACM Agent may exercise other rights and remedies as provided under the Credit Facility and applicable law.


             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences of the ownership of Senior Secured Notes as of the date hereof. Except where noted, it deals only with Senior Secured Notes held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding Senior Secured Notes as a part of a hedging or conversion transaction or a straddle or United States Holders whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. The discussion below also assumes that the Senior Secured Notes will not be issued with original issue discount ("OID"). PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SENIOR SECURED NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

PAYMENTS OF INTEREST

     Interest on a Senior Secured Note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. As used herein, a "United States Holder" of a Senior Secured Note means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

ORIGINAL ISSUE DISCOUNT

     The above discussion assumes that the Senior Secured Notes will not be issued with OID. However, if the Senior Secured Notes are issued at a substantial discount they will have OID. United States Holders generally will be required to include OID in gross income in advance of the receipt of cash attributable to that income. Accordingly, if the Senior Secured Notes are issued at a substantial discount, United States Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of such Notes.

MARKET DISCOUNT

     If a United States Holder purchases a Senior Secured Note for an amount that is less than its principal amount (generally other than at its original issue), the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Senior Secured Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Senior Secured Note at the time of such payment or disposition. In addition, the United

States Holder may be required to defer, until the maturity of the Senior Secured Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense of any indebtedness incurred or continued to purchase or carry such Senior Secured Note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Senior Secured Note, unless the United States Holder elects to accrue the market discount on a constant interest method. A United States Holder of a Senior Secured Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

SALE, EXCHANGE AND RETIREMENT OF SENIOR SECURED NOTES

     A United States Holder's tax basis in a Senior Secured Note will, in general, be the United States Holder's cost therefor, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Senior Secured Note other than qualified stated interest. Upon the sale, exchange or retirement of a Senior Secured Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Senior Secured Note. Except with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Senior Secured Note has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to certain payments of principal, interest, and premium paid on Senior Secured Notes and to the proceeds of sale of a Senior Secured Note made to United States Holders other than certain exempt recipients (such as corporations). A 31 percent backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, Chemical Securities Inc. and CS First Boston Corporation (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of the Senior Secured
Notes:

                                                                            PRINCIPAL
                                UNDERWRITERS                                 AMOUNT
     ------------------------------------------------------------------- ---------------
     Chemical Securities Inc............................................  $
     CS First Boston Corporation........................................
                                                                         ---------------
          Total.........................................................  $ 125,000,000
                                                                         ===============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Senior Secured Notes offered hereby if any of the Senior Secured Notes are purchased. The Company has been advised by the Underwriters that they propose initially to offer the Senior Secured Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in excess of % of the principal amount of the Senior Secured Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other
dealers not in excess of      % of the principal amount of the Senior Secured
Notes. After the initial public offering, the public offering price, discount and concession may be changed.

     The Senior Secured Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Senior Secured Notes on a national securities exchange, but has been advised by the Underwriters that the Underwriters intend to make a market in the Senior Secured Notes, as permitted by applicable laws and regulations. No assurance can be given, however, that the Underwriters will make a market in the Senior Secured Notes or as to the liquidity of, or the trading market for, the Senior Secured Notes.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Senior Secured Notes and the Guarantees will be passed upon for the Company and the Subsidiaries by Bryan Cave, St. Louis, Missouri. Certain legal matters related to the Offering will be passed upon for the Underwriters by Simpson Thacher and Bartlett (a partnership which includes professional corporations), New York, New York. Certain other legal matters will be passed upon for the Company by Kepley, MacConnell & Eyrich, Cincinnati, Ohio and Eckert, Seamans, Cherin & Mellott, Pittsburgh, Pennsylvania.

                              INDEPENDENT AUDITORS

     The audited financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                        NS GROUP, INC. AND SUBSIDIARIES


                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets as of September 24, 1994 and September 25, 1993...........  F-3
Consolidated Statements of Operations for the years ended September 24, 1994,
  September 25, 1993, and September 26, 1992..........................................  F-4
Consolidated Statements of Cash Flows for the years ended September 24, 1994,
  September 25, 1993, and September 26, 1992..........................................  F-5
Consolidated Statements of Common Shareholders' Equity................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NS Group, Inc.:


     We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 24, 1994 and September 25, 1993, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended September 24, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 24, 1994 and September 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 1994 in conformity with generally accepted accounting principles.

     As explained in Note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective September 26, 1993.

Cincinnati, Ohio                            ARTHUR ANDERSEN LLP
October 31, 1994


                        NS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   SEPTEMBER 24, 1994 AND SEPTEMBER 25, 1993

                             (Dollars in thousands)

                                                                           1994         1993
                                                                         --------     --------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents.........................................  $  4,405     $  5,797
     Short-term investments............................................    40,071        3,457
     Accounts receivable, less allowance for doubtful accounts of $637
      and $819, respectively...........................................    42,651       48,602
     Refundable income taxes...........................................       195        2,813
     Inventories.......................................................    32,290       41,691
     Operating supplies and other current assets.......................    11,721       18,358
     Deferred tax assets...............................................     4,877        6,004
                                                                         --------     --------
          Total current assets.........................................   136,210      126,722
                                                                         --------     --------
PROPERTY, PLANT AND EQUIPMENT -- AT COST
     Land and buildings................................................    27,841       27,559
     Machinery and equipment...........................................   231,383      234,172
     Construction in progress..........................................     3,497        3,362
     Less -- accumulated depreciation..................................  (102,182)     (91,627)
                                                                         --------     --------
       Net property, plant and equipment...............................   160,539      173,466
                                                                         --------     --------
OTHER ASSETS...........................................................    18,578       17,054
                                                                         --------     --------
          Total assets.................................................  $315,327     $317,242
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Notes payable.....................................................  $ 28,872     $ 26,967
     Accounts payable..................................................    27,312       28,300
     Accrued liabilities...............................................    19,281       23,263
     Current portion of long-term debt.................................    15,543        9,132
                                                                         --------     --------
          Total current liabilities....................................    91,008       87,662
                                                                         --------     --------
LONG-TERM DEBT.........................................................   138,110      156,056
                                                                         --------     --------
DEFERRED TAXES.........................................................     9,745       10,902
                                                                         --------     --------
COMMON SHAREHOLDERS' EQUITY
     Common stock, no par value, 40,000,000 shares authorized,
      13,809,413 and 13,696,104 shares issued and outstanding,
      respectively.....................................................    48,988       48,284
     Common stock options and warrants.................................       262          208
     Unrealized gain (loss) on available for sale securities...........      (124)          --
     Retained earnings.................................................    27,338       14,130
                                                                         --------     --------
       Common shareholders' equity.....................................    76,464       62,622
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $315,327     $317,242
                                                                         ========     ========

See notes to consolidated financial statements


                        NS GROUP, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS


  FOR THE YEARS ENDED SEPTEMBER 24, 1994, SEPTEMBER 25, 1993 AND SEPTEMBER 26,
                                      1992

                (Dollars in thousands, except per share amounts)

                                                         1994            1993            1992
                                                      -----------     -----------     -----------
NET SALES...........................................  $   303,380     $   353,082     $   281,242
COST OF PRODUCTS SOLD...............................      278,161         310,586         250,189
SELLING AND ADMINISTRATIVE EXPENSES.................       24,530          30,824          29,652
                                                      -----------     -----------     -----------
     Operating income...............................          689          11,672           1,401
INTEREST INCOME.....................................        1,733             277             722
INTEREST EXPENSE....................................      (20,030)        (21,096)        (21,797)
OTHER INCOME (EXPENSE)..............................        1,191            (131)            258
GAIN ON SALE OF SUBSIDIARY..........................       35,292              --              --
                                                      -----------     -----------     -----------
     Income (loss) before income taxes,
       extraordinary items and cumulative effect of
       a change in accounting principle.............       18,875          (9,278)        (19,416)
PROVISION (CREDIT) FOR INCOME TAXES.................        7,382          (3,382)         (6,058)
                                                      -----------     -----------     -----------
     Income (loss) before extraordinary items and
       cumulative effect of a change in accounting
       principle....................................       11,493          (5,896)        (13,358)
EXTRAORDINARY ITEMS, NET OF INCOME TAXES............           --          (1,095)         (2,542)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE.........................................        1,715              --              --
                                                      -----------     -----------     -----------
     Net income (loss)..............................  $    13,208     $    (6,991)    $   (15,900)
                                                       ==========      ==========      ==========
PER COMMON SHARE
     Income (loss) before extraordinary items and
       cumulative effect of a change in accounting
       principle....................................  $       .84     $      (.44)    $      (.99)
     Extraordinary items............................           --            (.08)           (.19)
     Cumulative effect of a change in accounting
       principle....................................          .12              --              --
                                                      -----------     -----------     -----------
     Net income (loss)..............................  $       .96     $      (.52)    $     (1.18)
                                                       ==========      ==========      ==========

WEIGHTED AVERAGE SHARES OUTSTANDING.................   13,789,265      13,552,838      13,483,247

See notes to consolidated financial statements


                        NS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED SEPTEMBER 24, 1994, SEPTEMBER 25, 1993 AND SEPTEMBER 26,
                                      1992

                             (Dollars in thousands)

                                                          1994         1993         1992
                                                        --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)................................  $ 13,208     $ (6,991)    $(15,900)
     Adjustments to reconcile net income (loss) to net
       cash flows from operating activities:
          Depreciation and amortization...............    18,789       19,093       18,711
          Decrease in long-term deferred taxes........    (1,157)      (1,998)      (1,675)
          Gain on sale of subsidiary..................   (35,292)          --           --
          (Gain) loss on disposal of equipment........      (230)         323          381
          Increase in accounts receivable, net........    (7,921)     (11,461)     (11,498)
          (Increase) decrease in inventories..........    (3,168)         906        1,430
          Decrease in refundable income taxes.........     2,618        2,012        7,067
          (Increase) decrease in other current
            assets....................................     2,691       (7,203)         (33)
          Increase in accounts payable................     5,782          958        6,442
          Increase in accrued liabilities.............       351        6,753        3,590
                                                        --------     --------     --------
            Net cash flows from operating
               activities.............................    (4,329)       2,392        8,515
                                                        --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
          Proceeds from sale of subsidiary............    50,426           --           --
          Cash dividend from sold subsidiary..........     6,818           --           --
          Purchases of property, plant and
            equipment.................................   (11,760)      (6,080)      (4,148)
          Proceeds from sale of equipment.............       631          619        1,246
          (Increase) decrease in other assets.........    (2,122)         999         (774)
          (Increase) decrease in short-term
            investments...............................   (36,614)         208        2,303
                                                        --------     --------     --------
            Net cash flows from investing
               activities.............................     7,379       (4,254)      (1,373)
                                                        --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
          Increase in notes payable...................     1,905        6,286        3,989
          Proceeds from issuance of long-term debt....       431        2,012        6,379
          Repayments on long-term debt................    (7,246)      (9,896)     (12,960)
          Increase in debt issuance costs.............      (236)        (388)        (259)
          Proceeds from issuance of common stock......       704          931          133
          Dividends paid on common stock..............        --           --         (808)
                                                        --------     --------     --------
            Net cash flows from financing
               activities.............................    (4,442)      (1,055)      (3,526)
                                                        --------     --------     --------
            Net increase (decrease) in cash and cash
               equivalents............................    (1,392)      (2,917)       3,616
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR........     5,797        8,714        5,098
                                                        --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR..............  $  4,405     $  5,797     $  8,714
                                                        ========     ========     ========
     Cash paid during the year for:
          Interest....................................  $ 18,964     $ 18,434     $ 18,448
                                                        ========     ========     ========
          Income taxes................................  $  4,868     $    291     $    177
                                                        ========     ========     ========

See notes to consolidated financial statements


                        NS GROUP, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

  FOR THE YEARS ENDED SEPTEMBER 24, 1994, SEPTEMBER 25, 1993 AND SEPTEMBER 26,
                                      1992

                             (Dollars in thousands)

                                                                      Unrealized Gain
                                    Common Stock          Options        (Loss) on
                               ----------------------       and        Available for      Retained
                                 Shares       Amount      Warrants    Sale Securities     Earnings      Total
                               -----------    -------     -------     ---------------     --------     --------
BALANCE, SEPTEMBER 28, 1991...  13,454,982    $47,220      $ 100                          $ 37,829     $ 85,149
Stock option plans............      49,575        133                                                       133
Net loss......................                                                             (15,900)     (15,900)
Common stock dividends ($.06
  per share)..................                                                                (808)        (808)
                               -----------    -------     -------        -------          --------     --------
BALANCE, SEPTEMBER 26, 1992...  13,504,557    $47,353      $ 100                          $ 21,121     $ 68,574
Stock option plans............      48,750        181        108                                            289
Common stock issuance.........     142,797        750                                                       750
Net loss......................                                                              (6,991)      (6,991)
                               -----------    -------     -------        -------          --------     --------
BALANCE, SEPTEMBER 25, 1993...  13,696,104    $48,284      $ 208           $  --          $ 14,130     $ 62,622
Stock option plans............      56,145        290         54                                            344
Common stock issuance.........      57,164        414                                                       414
Unrealized losses on
  investments.................                                              (124)                          (124)
Net income....................                                                              13,208       13,208
                               -----------    -------     -------        -------          --------     --------
BALANCE, SEPTEMBER 24, 1994...  13,809,413    $48,988      $ 262           $(124)         $ 27,338     $ 76,464
                                 =========    =======     =======     ==============      ========     ========

See notes to consolidated financial statements

                        NS GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives, Inc. (Imperial), Northern Kentucky Management, Inc., Northern Kentucky Air, Inc and NSub I, Inc., formerly known as Kentucky Electric Steel Corporation. See Note 2. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents consist of investments with original maturities of three months or less. Amounts are stated at cost, which approximates market value.

SHORT-TERM AND OTHER INVESTMENTS


     Short-term investments consist primarily of auction rate preferred stocks and money market mutual funds for which market value approximates cost. At September 24, 1994, approximately $8,309,000 in short-term investments were restricted, primarily in connection with cash collateralized letters of credit. Other investments consist of marketable equity securities and are classified as "Other Assets" in the accompanying consolidated balance sheets. During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). Under Statement 115, the Company's investment in a marketable equity security is classified as "available for sale" and is recorded at current market value with an offsetting adjustment to common shareholders' equity; all short-term investments are classified as "trading securities" and are recorded at current market value, with unrealized gains and losses included in results of operations. The impact on the Company's consolidated financial statements from the adoption of Statement 115 was not material.


INVENTORIES

     At September 24, 1994 and September 25, 1993, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 27% and 23% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following components (in thousands of dollars):

                                                                      1994       1993
                                                                     -------    -------
        Raw materials.............................................   $ 6,699    $ 5,736
        Semi-finished and finished goods..........................    27,695     37,830
                                                                     -------    -------
                                                                      34,394     43,566
        LIFO reserve..............................................    (2,104)    (1,875)
                                                                     -------    -------
        Total inventories.........................................   $32,290    $41,691
                                                                     =======    =======

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for equipment renewals which extend the life of an asset are capitalized. Included in property,

                        NS GROUP, INC. AND SUBSIDIARIES
plant and equipment at September 24, 1994, are assets with a net book value of approximately $5,910,000 which are not currently being used in the business. In management's opinion, the values assigned to such assets are realizable.

INCOME TAXES

     At September 24, 1994, deferred income tax balances represent the tax effect of temporary differences between the financial reporting basis and the tax basis of certain assets and liabilities. In fiscal 1993 and 1992, the provision for deferred income taxes represents the tax effect of income and expense items reported in one period for financial statement purposes and in another period for tax reporting purposes. See Note 12.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE

     Environmental remediation costs are accrued, except to the extent capitalizable, when incurrence of such costs is probable and the costs can be reasonably estimated. Environmental compliance costs include maintenance and operating costs associated with pollution control facilities, costs of ongoing monitoring programs, permit costs and other similar costs. Such costs are expensed as incurred.

RECENTLY ISSUED ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112) was issued in November, 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain postemployment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of Statement 112 is required in fiscal 1995. Management does not expect adoption of Statement 112 to have a material impact on the Company's consolidated financial condition or results of operations.

FISCAL YEAR-END

     The Company's fiscal year ends on the last Saturday of September.

EARNINGS PER SHARE

     Earnings per share are calculated using the weighted average number of shares outstanding during the period. The effect of common stock equivalents arising from stock options and warrants on the computation of earnings per share is not significant.

NOTE 2: SALE OF SUBSIDIARY

     On October 6, 1993, the Company sold all of the assets and liabilities of its wholly-owned subsidiary, Kentucky Electric Steel Corporation (KES), to a newly formed public company in exchange for $45,626,000 in cash and 400,000 shares (approximately 8%) of the new entity, valued at $4,800,000. In addition, the Company received $6,818,000 in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale.

     Subsequent to the sale, the Company changed the name of KES to NSub I, Inc., which currently holds a portion of the proceeds from the sale. The accompanying consolidated financial statements include the financial position, results of operations and changes in cash flows of KES for the periods prior to the sale.

     The sale of KES resulted in a pre-tax gain of $35,292,000. After giving effect to the elimination of the pre-tax gain of $35,292,000, the related tax effect of $13,764,000 and $123,000 of net income of KES for the eleven days of fiscal 1994 prior to sale, the Company's pro forma net loss before cumulative effect of a change in accounting principle for the fiscal year ended September 24, 1994 is $10,158,000, or a $.74 loss per share.

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 3: OTHER ASSETS


     Other assets at September 24, 1994 and September 25, 1993 includes approximately $10,528,000 and $13,274,000, respectively, in costs associated with land near Newport, Kentucky, held as investment property and listed for sale. At September 24, 1994, other assets also include a marketable equity security with a carrying value of $4,600,000 and a cost basis of $4,800,000.


NOTE 4: ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands of dollars):

                                                                      1994       1993
                                                                     -------    -------
        Accrued payroll and payroll taxes.........................   $ 5,032    $ 6,339
        Accrued interest..........................................     4,072      4,131
        Accrued environmental remediation.........................     4,563      5,766
        Accrued income taxes......................................       711         --
        Other.....................................................     4,903      7,027
                                                                     -------    -------
                                                                     $19,281    $23,263
                                                                     =======    =======

NOTE 5: LONG-TERM DEBT AND LINES OF CREDIT

     Long-term debt of the Company consists of the following (in thousands of dollars):

                                                                            1994        1993
                                                                          --------    --------
Term loans due a non-bank financial institution, interest ranging from
  11.54% to 12.54%, due in varying quarterly installments through 2001,
  secured by property, plant and equipment.............................   $ 59,125    $ 61,125
Senior Secured Notes due various insurance companies, interest at
  10.65%, due in equal quarterly installments through 1999, secured by
  property, plant and equipment........................................     32,729      37,200
11% Subordinated Convertible Debentures, due in annual installments
  from October, 2000 through 2005......................................     29,000      29,000
Capital Expenditure Loans due a non-bank financial institution, interest ranging from 7.99% to 11.54%, due in equal quarterly installments beginning December, 1994 through 2001, secured by
  property, plant and equipment........................................     14,626      14,626
Term loans due various states and municipalities, interest ranging from
  3% to 11%, due in varying monthly or quarterly installments through
  2010, secured by junior mortgages on property, plant and equipment...     11,613      16,470
Other..................................................................      6,560       6,767
                                                                          --------    --------
                                                                           153,653     165,188
Less -- Current portion................................................    (15,543)     (9,132)
                                                                          --------    --------
                                                                          $138,110    $156,056
                                                                          ========    ========

     Certain of the loan agreements contain a number of restrictive covenants including, among other things, maintenance of minimum net worth, minimum fixed charge coverage ratios, maximum ratios of indebtedness to total capitalization, minimum current ratio and working capital requirements and restrictions on transferring assets between affiliated companies. Certain term loans also require mandatory prepayments in the event Koppel's cash flow exceeds certain defined levels. In addition, certain of the loan agreements allow for redemption prior to maturity, at the option of the Company, at amounts in excess of par.

                        NS GROUP, INC. AND SUBSIDIARIES

     Certain of the loan agreements contain covenants restricting the payment of dividends. Under the most restrictive of these covenants, retained earnings available for dividends is computed under a formula which is based in part on the earnings and losses of the Company after fiscal 1988. Under this covenant, the Company is currently prohibited from paying dividends.

     The Subordinated Convertible Debentures are unsecured obligations of the Company and are convertible into common shares of the Company at a price of $17 per share, or approximately 1,706,000 shares. Interest is payable quarterly. The Debentures are redeemable by the Company at 110% of par.

     Annual long-term debt maturities are $15,543,000 in fiscal 1995, $18,952,000 in fiscal 1996, $18,644,000 in fiscal 1997, $21,792,000 in fiscal
1998 and $21,747,000 in fiscal 1999.

     The Company has consolidated line of credit agreements with various lenders totaling $34,915,000, including a $16,165,000 line of credit agreement restricted for use at Koppel. The lines are secured by inventory and accounts receivable, with interest rates ranging from 1/2% to 1 1/2% over prime. Borrowings are due on demand and are limited under the agreements to defined percentages of eligible inventory and receivable balances, as well as by certain restrictive covenants. At September 24, 1994, $34,915,000 of the Company's consolidated lines of credit were available for borrowing, of which $28,197,000 was outstanding. These credit lines expire in fiscal 1995 and 1996.

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash, cash equivalents and short-term investments -- The carrying amount approximates fair value because of the short maturity of those instruments.

     Other investments -- Other investments, consisting of marketable equity securities totaling $4,600,000, are reported in other assets and are carried at market value.

     Notes payable -- The carrying amount approximates fair value because of the short maturity and because such instruments contain interest rates that vary with the prime rate.

     Long-term debt -- The fair value of the Company's long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to Treasury rates with similar terms at the end of the reporting period plus or minus the spread between the Treasury rates and the rate negotiated on the debt at the inception of the loan. The carrying amounts and fair values of the Company's long-term debt at September 24, 1994 were $153,653,000 and $154,649,000, respectively.

NOTE 7: PREFERRED STOCK

     The Company's authorized stock includes 2,000,000 shares of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

     Four hundred thousand shares of the Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders Protection Rights Plan (Plan) adopted in fiscal 1989. Pursuant to the Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock of the Company.

     The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 30% or more of the Company's common stock.

                        NS GROUP, INC. AND SUBSIDIARIES

The Company may redeem the Rights for one cent per Right at any time before a 30% position has been acquired. The Rights will expire in November 1998.

NOTE 8: STOCK OPTIONS AND WARRANTS

     The Company has Employee Incentive Stock Option Plans which provide for the issuance of shares of common stock of the Company upon exercise of options granted to certain employees. Under the terms of these plans, options have been granted at fair market value at the grant date and are exercisable on a pro rata basis over a period of nine years beginning one year after the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.25 to $14.125 per share. Of the options expired in fiscal 1994, 295,030 options expired in connection with the sale of KES.

     A summary of transactions in the plans for fiscal 1994 and 1993 follows:

                                                                    1994         1993
                                                                  ---------    ---------
        Options outstanding, beginning of year.................   1,185,525      960,020
        Options granted........................................     289,050      332,550
        Options expired........................................    (369,725)     (58,295)
        Options exercised......................................     (56,145)     (48,750)
                                                                  ---------    ---------
        Options outstanding, end of year.......................   1,048,705    1,185,525
                                                                   ========     ========
        Options exercisable, end of year.......................     509,525      644,500
                                                                   ========     ========
        Available for grant....................................     488,580      674,250
                                                                   ========     ========


     Under the NS Group, Inc. Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 the Company may grant to key employees options to purchase (or stock appreciation awards corresponding to) an aggregate of 500,000 shares of the Company's common stock. Options are to be issued at no less than 50% of market value on the date of grant, are exercisable in yearly increments as determined by the Stock Option Committee and expire ten years from the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.75 to $13.43 per share. Grant prices have ranged from 64% to 110% of the market price at the date of grant. Compensation expense is recorded by the Company for grants of options with an exercise price less than the market price of the common stock at the date of grant.


     A summary of transactions in the plan for fiscal 1994 and 1993 follows:

                                                                      1994       1993
                                                                     -------    -------
        Options outstanding beginning of year.....................   366,760    262,000
        Options granted...........................................   135,085    125,760
        Options expired...........................................   (26,220)   (21,000)
        Options exercised.........................................        --         --
                                                                     -------    -------
        Options outstanding, end of year..........................   475,625    366,760
                                                                     =======    =======
        Options exercisable, end of year..........................   106,700     61,200
                                                                     =======    =======
        Available for grant.......................................    24,375    133,240
                                                                     =======    =======

     The Company has common stock warrants outstanding, issued in connection with the financing of the Koppel acquisition. The warrants are exercisable for approximately 772,000 shares of the Company's common stock, at a price of $8.00 per share and expire October 4, 2000.

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 9: COMMITMENTS AND CONTINGENCIES

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.


     Newport is a co-defendant in a claim for breach of implied warranty in the United States District Court for the Southern District of Texas arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim. Insurance may be available for a portion, but not all, of any award for damages. In addition, the Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. The ultimate effect of those matters, however, individually or in the aggregate, on the Company's consolidated results of operations and cash flows may be materially impacted by the amount and timing of charges to operations as well as the amount and timing of cash flow requirements resulting from new information as it becomes available.


     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act
(RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, including those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.


     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, which is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA-approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility.



     The occurrences of the accidental melting of radioactive materials, as discussed in Note 10, have not resulted in any notice of violations from federal or state environmental regulatory agencies. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4,354,000 for disposal costs pertaining to these incidents are adequate.


     In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation may require cleanup measures. Pursuant to various indemnity provisions in agreements entered into at the time of

                        NS GROUP, INC. AND SUBSIDIARIES
the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the proposed Consent Agreement, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the proposed Consent Agreement, including all associated costs, claims and liabilities.


     Subject to the uncertainties concerning the proposed Consent Agreement and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance with all known material and applicable environmental regulations.


     Regulations under the 1990 Amendments to the Clean Air Act that will pertain to the Company's operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures or operating costs resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments. However, the Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Company's business or consolidated financial position for the foreseeable future.

     Capital expenditures for the succeeding fiscal year relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new and revised environmental regulations and laws.


     As of September 24, 1994, the Company had environmental remediation reserves of $4,563,000, of which $4,354,000 pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 24, 1994, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3,000,000; however, with respect to the proposed Consent Agreement matter, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the proposed Consent Agreement or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.


NOTE 10: EXTRAORDINARY ITEMS


     During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for nineteen days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility". A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for twenty-three days. The source of the radiation in these incidents was contained in incoming shipments of scrap steel and was not detected by monitors that check incoming steel scrap. In response, the Company incurred capital expenditures to install additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.



     The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operation, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7,156,000 and $4,100,000, in fiscal 1993 and 1992, respectively. The Company has recovered $3,460,000 through insurance, and expects to recover and has recorded, with respect to the 1993 incident, a $2,302,000 receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Company's insurance company at the time such disposal costs are incurred. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal

                        NS GROUP, INC. AND SUBSIDIARIES

The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1,095,000, net of applicable income tax benefit of $662,000, or an $.08 loss per share, in fiscal 1993 and an extraordinary charge of $2,542,000, net of applicable income tax benefit of $1,558,000, or a $.19 loss per share, in fiscal 1992.



NOTE 11: PROFIT SHARING PLANS



     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked at Newport) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $497,000, $1,244,000 and $1,119,000 in fiscal years 1994, 1993 and 1992, respectively.



NOTE 12: INCOME TAXES



     Effective September 26, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes ("Statement 109"). Prior to adoption of Statement 109, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. Under Statement 109, deferred tax liabilities and assets are based upon differences in the basis of assets and liabilities for financial statements and tax returns and are determined based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The cumulative effect of the change in accounting increased net income by $1,715,000, or $.12 per share.



     The provision (credit) for income taxes, including $662,000 and $1,558,000 allocated to extraordinary items in fiscal 1993 and 1992, respectively, consists of the following (in thousands of dollars):



                                                             1994      1993        1992
                                                            ------    -------    --------
        Current:
             Federal.....................................   $5,100    $(2,000)   $ (4,000)
             State.......................................      323       (851)       (287)
                                                            ------    -------    --------
                                                             5,423     (2,851)     (4,287)
                                                            ------    -------    --------
        Deferred:
             Federal.....................................      739     (1,526)     (3,470)
             State.......................................    1,220        333         141
                                                            ------    -------    --------
                                                             1,959     (1,193)     (3,329)
                                                            ------    -------    --------
        Provision (credit) for income taxes..............   $7,382    $(4,044)   $ (7,616)
                                                            ======    =======    ========

                        NS GROUP, INC. AND SUBSIDIARIES

     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons (in thousands of dollars):



                                                               1994      1993        1992
                                                              ------    -------    --------
     Income tax provision (credit) at statutory tax rate of
       35% in fiscal 1994 and 34% in fiscal 1993 and
       1992................................................   $6,606    $(3,752)   $ (7,995)
     Change in taxes resulting from:
          State income taxes, net of federal effect........    1,003       (342)        (96)
          Dividend income exclusion........................     (200)        (6)        (14)
          Other, net.......................................      (27)        56         489
                                                              ------    -------    --------
     Total provision (credit) for income taxes.............   $7,382    $(4,044)   $ (7,616)
                                                              ======    =======    ========



     The following represents the components of deferred tax liabilities and assets at September 24, 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences.



                                                                          1994
                                                                    -----------------
                                                                    (in thousands of
                                                                    dollars)
        Deferred tax liabilities:
             Property, plant and equipment.......................       $  27,774
             Other items.........................................           2,222
                                                                    -----------------
                                                                           29,996
                                                                    -----------------
        Deferred tax assets:
             Reserves and accruals...............................           3,904
             Net operating tax loss carryforward.................          11,690
             Alternative minimum tax and other tax credit
               carryforwards.....................................           7,629
             Other items.........................................           1,905
                                                                    -----------------
                                                                           25,128
                                                                    -----------------
        Net deferred tax liability...............................       $   4,868
                                                                    =================



     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $7,237,000, which are not limited by expiration dates, and other tax credit carryforwards of approximately $392,000, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $33,399,000, which expire beginning in 2007.



     The components of the credit for deferred income taxes for fiscal 1993 and 1992 are as follows (in thousands of dollars):



                                                                      1993       1992
                                                                     -------    -------
        Excess of tax over book depreciation......................   $ 4,097    $ 7,778
        Koppel start-up costs deferred for income tax purposes....       177        533
        Reserves and accruals not currently deductible............      (299)    (1,439)
        Alternative minimum tax and other tax credit
          carryforwards...........................................     1,684       (780)
        Net operating tax loss carryforward.......................    (7,034)    (8,134)
        Other, net................................................       182     (1,287)
                                                                     -------    -------
                  Total...........................................   $(1,193)   $(3,329)
                                                                     =======    =======

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 13: RELATED PARTY TRANSACTIONS



     One of the Company's directors/shareholders has a controlling interest in a company which purchases certain reject and limited service tubular products from Newport. Sales to this customer were approximately $10,984,000, $10,914,000 and $10,356,000 for fiscal years 1994, 1993, and 1992, respectively. Trade receivables from this customer were $958,000 and $582,000 at the end of fiscal 1994 and 1993, respectively.



NOTE 14: BUSINESS SEGMENT INFORMATION



     The Company operates primarily in two separate business segments:



     Specialty Steel Products -- Includes welded tubular steel products and hot rolled coils manufactured at a mini-mill located near Newport, Kentucky; seamless tubular steel products, special bar quality products and semi-finished steel products manufactured at a mini-mill located in western Pennsylvania and a pipe finishing operation located near Tulsa, Oklahoma.



     Adhesive Products -- Includes industrial adhesives manufactured principally at plants in Cincinnati, Ohio and Nashville, Tennessee.



     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the Specialty Steel Products segment. The following table sets forth selected financial information by business segment for fiscal 1994, 1993 and 1992 (in thousands of dollars):



                                                  Operating                    Depreciation
                                        Net         Income      Identifiable       and          Capital
                                       Sales        (Loss)         Assets      Amortization   Expenditures
                                      --------   ------------   ------------   ------------   ------------
1994
Specialty steel products...........   $270,441     $  2,909       $246,295       $ 18,373       $ 11,380
Adhesives products.................     32,939        1,150         12,486            416            380
Corporate assets and allocations...         --       (3,370)        56,546             --             --
                                      --------   ------------   ------------   ------------   ------------
     Total consolidated............   $303,380     $    689       $315,327       $ 18,789       $ 11,760
                                      ========   ==========     ==========     ==========     ==========
1993
Specialty steel products...........   $325,007     $ 13,379       $271,968       $ 18,691       $  5,798
Adhesives products.................     28,075        1,059         12,228            402            282
Corporate assets and allocations...         --       (2,766)        33,046             --             --
                                      --------   ------------   ------------   ------------   ------------
     Total consolidated               $353,082     $ 11,672       $317,242       $ 19,093       $  6,080
                                      ========   ==========     ==========     ==========     ==========
1992
Specialty steel products...........   $256,360     $  3,351       $271,477       $ 18,296       $  3,948
Adhesives products.................     24,882          533         10,845            415            200
Corporate assets and allocations...         --       (2,483)        36,757             --             --
                                      --------   ------------   ------------   ------------   ------------
     Total consolidated............   $281,242     $  1,401       $319,079       $ 18,711       $  4,148
                                      ========   ==========     ==========     ==========     ==========

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)



     Quarterly results of operations for 1994 and 1993 are as follows (in thousands of dollars, except per share amounts):



                                                          First     Second      Third     Fourth
                                                         Quarter    Quarter    Quarter    Quarter
                                                         -------    -------    -------    -------
1994
Net sales.............................................   $71,959    $66,012    $80,807    $84,602
Gross profit..........................................    7,791      1,831      7,203      8,394
Income (loss) before cumulative effect of a change in
  accounting principle................................   20,026     (5,583 )   (1,990 )     (960 )
Net income (loss).....................................   21,741     (5,583 )   (1,990 )     (960 )
Income (loss) per common share before cumulative
  effect of a change in accounting principle..........     1.46       (.40 )     (.14 )     (.07 )
Net income (loss) per common share....................     1.58       (.40 )     (.14 )     (.07 )

1993
Net sales.............................................   $77,779    $86,735    $95,363    $93,205
Gross profit..........................................    7,366     10,282     12,686     12,162
Income (loss) before extraordinary item...............   (3,355 )   (2,115 )       11       (437 )
Net income (loss).....................................   (3,355 )   (2,115 )       11     (1,532 )
Income (loss) per common share before extraordinary
  item................................................     (.25 )     (.16 )       --       (.03 )
Net income (loss) per common share....................     (.25 )     (.16 )       --       (.11 )



     The sale of KES increased fiscal 1994 first quarter net income by $21,528,000. In addition, in the fiscal 1994 first quarter, the Company recorded the cumulative effect of the adoption of Statement No. 109, which increased net income by $1,715,000.



     Fiscal 1994 second quarter results were negatively affected by a decline in welded tubular shipments that resulted primarily from customers' resistance to announced price increases. Fiscal 1994 second quarter welded tubular sales declined by approximately $7.9 million from the comparable fiscal 1993 quarter. The Company adjusted its welded tubular selling prices in response to the decline and volume recovered in the third quarter of fiscal 1994. In addition, fiscal 1994 second quarter results were negatively impacted by severe winter weather conditions.


NOTE 16: PROPOSED OFFERING OF DEBT SECURITIES


     The Company is currently pursuing a refinancing of a significant portion of its long-term debt through the registration and sale of $125 million Senior Secured Notes due 2003 (the Offering), which would substantially reduce principal amortization requirements on term debt until the maturity of the Senior Secured Notes. Completion of the Offering is subject to the Securities and Exchange Commission allowing the registration of the Senior Secured Notes to become effective, the entering into a firm commitment with the underwriters and the existence of market conditions satisfactory to the Company.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

             ------------------------------------------------------

TABLE OF CONTENTS


Prospectus Summary                                   3
Investment Considerations                           11
Use of Proceeds                                     18
Summary of the Refinancing Transaction              18
Capitalization                                      19
Selected Consolidated Financial Data                20
Management's Discussion and Analysis of
  Financial Condition and Results of Operations     22
Business                                            31
Management                                          52
Principal Stockholders                              55
Compensation Committee Interlocks and Insider
  Participation                                     56
Certain Transactions                                56
Description of the Senior Secured Notes             57
Description of Certain Indebtedness                 88
Certain United States Federal Income Tax
  Consequences                                      90
Underwriting                                        91
Legal Matters                                       92
Independent Auditors                                92
Index to Consolidated Financial Statements         F-1


PROSPECTUS

$125,000,000

NS GROUP, INC.

  % SENIOR SECURED NOTES DUE 2003

CHEMICAL SECURITIES INC.

CS FIRST BOSTON

DATED   , 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated (except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee) fees and expenses in connection with the offering described in this Registration Statement.


     Securities and Exchange Commission registration fee......................   $43,104
     National Association of Securities Dealers filing fee....................    13,000
     Trustee fees.............................................................         *
     Blue sky filing and counsel fees and expenses............................    25,000
     Printing and engraving expenses..........................................         *
     Accountants' fees and expenses...........................................         *
     Legal fees and expenses..................................................         *
     Rating agency fees.......................................................         *
     Miscellaneous............................................................         *
                                                                                 -------
               Total..........................................................   $     *
                                                                                 =======

- ---------------

* To be provided by Amendment.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Sections 271B.8-500 to 271B.8-589 of the Kentucky Business Corporation Act; provided that, subject to restrictions contained in the statute, a corporation may indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee benefit plan. A person, who has been successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified against expenses (including attorneys' fees) reasonably incurred by him in connection therewith. Indemnification is authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or if such a quorum cannot be obtained, by a majority vote of a committee of the board, duly designated to so act by a majority of the full board, consisting solely of two or more directors who are not parties to the action; or by special legal counsel selected by the board or a committee thereof; or by the shareholders who are not parties to such action, suit or proceeding. Expenses incurred in defense may be paid in advance upon receipt by the corporation of a written affirmation by the director of his good faith belief that he has met the applicable standard of conduct required, a written undertaking by or on behalf of the director to repay such advance if it is ultimately determined that he did not meet the standard of conduct, and a determination that the facts then known to those making the determination would not preclude indemnification under the statute. The indemnification provided by statute shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, which shall inure to the benefit of the heirs, executors and administrators of such a person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if he had served the resulting or surviving corporation in the same capacity.

     The By-Laws of the Company provide for indemnification of directors and officers of the Company to the maximum extent permitted by the Kentucky Business Corporation Act.


     Statutory indemnification provisions in the states where the other subsidiaries of the Company are incorporated, as well as in the bylaws of those subsidiaries, may also provide for indemnification of the directors and officers.



     Section 1701.13(E) of the Ohio Revised Code provide that a corporation may indemnify any person who is or has been a director, employee or agent of that corporation, or of another corporation at the request of that corporation, against expenses (including attorneys fees) actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he was, is or may be made a party because of being or having been such director, officer, employee or agent, provided that such person is determined to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; that, in the case of an action or suit by or in the right of the corporation, (i) no negligence or misconduct shall have been adjudged unless a court determines that such person is fairly and reasonably entitled to indemnity, and (ii) the action or suit is not one in which the only liability asserted against such director relates to unlawful loans, dividends and distributions of assets; and that, in the case of a criminal matter, such person is determined to have had no reasonable cause to believe that his conduct was unlawful. In any case, to the extent that such person has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified. Section 1701.13(E) further provides that unless a corporation has specifically elected to the contrary in its articles of incorporation or code of regulations, expenses incurred by a director in defending such an action, suit or proceeding shall be paid by the corporation as they are incurred in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking (i) to repay such amounts if it is proved by clear and convincing evidence in a court of competent jurisdiction that such director acted, or failed to act, with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and (ii) reasonably to cooperate with the corporation concerning said action, suit or proceeding. The indemnification authorized by the statute is not be exclusive of any other rights that directors, officers or employees may have.



     The Code of Regulations of Imperial Adhesives, Inc., an Ohio corporation, provides for indemnification of any officer or director under the same circumstances as defined in the Ohio Revised Code.



     Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law provides that a corporation may indemnify any person, including its directors, officers and employees who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the corporation) by reason of the fact that he is or was a representative of or serving at the request of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceedings if he is determined by the board of directors, or in certain circumstances by independent legal counsel to the shareholders, to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, indemnification is not permitted in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation except to the extent a court determines that the person is fairly and reasonably entitled to indemnification. In any case, to the extent that the person has been successful on the merits or otherwise in defense of any claim, issue or matter, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith. Expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking to repay the amount if it is ultimately determined that he is not entitled to be indemnified. Subchapter D also provides that the indemnification permitted or required by Subchapter D is not exclusive of any other rights to which a person seeking indemnification may be entitled.

     The Bylaws of Koppel Steel Corporation, a Pennsylvania corporation, provide that the corporation shall to the full extent permitted by, and in accordance with the provisions of the Pennsylvania Business Corporation Law, indemnify each director or officer of the corporation.



     Section 1031 of the Oklahoma General Corporation Act permits (and the Registrant's Certificate of Incorporation and Bylaws, which are incorporated by reference herein, authorize) indemnification of directors and officers of the Registrant and officers and directors of another corporation, partnership, joint venture, trust or other enterprise who serve at the request of the Registrant, against expenses, including attorneys fees, judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of the Registrant or at the request of the Registrant, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem property. To the extent that an officer or director is successful on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.



     The directors and officers of the Company and its subsidiaries are insured under a policy of directors' and officers' liability insurance.



ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits and consolidated financial statements schedules filed as part of this Registration Statement are as follows:


    (a)   Exhibits.
          See Index to Exhibits.

    (b)   Consolidated Financial Statement Schedules.
          Report of Independent Public Accountants.....................................   S-1
          Schedule I -- Marketable Securities--Other Investments.......................   S-2
          Schedule V -- Property, Plant and Equipment..................................   S-3
          Schedule VI -- Accumulated Depreciation and Amortization of Property, Plant
               and Equipment...........................................................   S-4
          Schedule VIII -- Valuation and Qualifying Accounts...........................   S-5
          Schedule IX -- Short-Term Borrowings.........................................   S-6
          Schedule X -- Supplementary Statement of Operations Information..............   S-7


     All other consolidated financial statement schedules are omitted due to the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions of Item 14 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant's hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            NS GROUP, INC.
                                            (Registrant)

                                            By:/s/  JOHN R. PARKER
                                               John R. Parker
                                               Vice President, Treasurer and
                                               Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director, President and Chief Executive
Clifford R. Borland                              Officer

  PATRICK J. B. DONNELLY*                        Director
Patrick J. B. Donnelly

  JOHN B. LALLY*                                 Director
John B. Lally

  R. GLEN MAYFIELD*                              Director
R. Glen Mayfield

  RONALD R. NOEL*                                Director, Vice President, Secretary and
Ronald R. Noel                                   Chief Administrative Officer

  /s/  JOHN R. PARKER                            Vice President, Treasurer and Chief
John R. Parker                                   Financial Officer (Principal Financial and
                                                 Accounting Officer)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            NEWPORT STEEL CORPORATION
                                            (Registrant)

                                            By: /s/  JOHN R. PARKER
                                                John R. Parker
                                                Treasurer (Principal Financial
                                                and Accounting Officer)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director
Clifford R. Borland

  RONALD R. NOEL*                                President
Ronald R. Noel

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Officer)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            KOPPEL STEEL CORPORATION
                                            (Registrant)

                                            By: /s/  JOHN R. PARKER
                                                John R. Parker
                                                Treasurer (Principal Financial
                                                and Accounting Officer)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director
Clifford R. Borland

  PAUL C. BORLAND, JR.*                          President
Paul C. Borland, Jr.

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Officer)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            ERLANGER TUBULAR CORPORATION
                                            (Registrant)

                                            By:/s/ JOHN R. PARKER

                                               John R. Parker

                                               Treasurer (Principal Financial
                                               and Accounting Manager)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director and President
Clifford R. Borland

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Manager)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            IMPERIAL ADHESIVES, INC.
                                            (Registrant)

                                            By:/s/ JOHN R. PARKER

                                               John R. Parker

                                               Treasurer (Principal Financial
                                               and Accounting Manager)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director
Clifford R. Borland

  ROBERT D. JOHNSON*                             President
Robert D. Johnson

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Manager)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            NORTHERN KENTUCKY AIR, INC.
                                            (Registrant)

                                            By:/s/ JOHN R. PARKER

                                               John R. Parker

                                               Treasurer (Principal Financial
                                               and Accounting Manager)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director and President
Clifford R. Borland

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Manager)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on January 13, 1995.


                                            NORTHERN KENTUCKY MANAGEMENT, INC.
                                            (Registrant)

                                            By:/s/ JOHN R. PARKER

                                               John R. Parker

                                               Treasurer (Principal Financial
                                               and Accounting Manager)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford R. Borland and John R. Parker and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 13, 1995.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------

  CLIFFORD R. BORLAND*                           Director and President
Clifford R. Borland

  /s/  JOHN R. PARKER                            Treasurer (Principal Financial and
John R. Parker                                   Accounting Manager)

* By:/s/  JOHN R. PARKER
      John R. Parker
      Attorney-In-Fact

                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NS Group, Inc.:

     We have audited in accordance with generally accepted auditing standards the consolidated financial statements of NS Group, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated October 31, 1994. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Item 16(b) are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio                            ARTHUR ANDERSEN LLP
October 31, 1994


                                                                      SCHEDULE I

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------

                   MARKETABLE SECURITIES -- OTHER INVESTMENTS
                             (Dollars in thousands)

                                                                                    Amount at
                                                                                   Which Shown
                                                                         Market    in Balance
                    Type of Investment                        Cost        Value       Sheet
- -----------------------------------------------------------  -------     -------   -----------
AT SEPTEMBER 25, 1993
Fixed Rate Obligations:
  Corporate notes..........................................  $   527     $   503     $   503
Variable Rate Preferred Stocks.............................    1,000       1,000       1,000
U.S. Treasury Securities...................................    1,954       1,954       1,954
                                                             -------     -------   -----------
     Total short-term investments at September 25, 1993....  $ 3,481     $ 3,457     $ 3,457
                                                             =======     =======   ============
AT SEPTEMBER 24, 1994
Fixed Rate Obligations:
  Corporate notes..........................................  $   527     $   500     $   500
Variable Rate Preferred Stocks:
  Utilities
     Duke Power Company....................................    1,500       1,500       1,500
     Houston Industries, Inc...............................    1,500       1,500       1,500
     Kansas City Power & Light Company.....................    1,500       1,500       1,500
     Virginia Electric & Power Company.....................    1,500       1,500       1,500
     Other Utilities.......................................    6,000       6,000       6,000
  Financial
     Northern Trust Corp...................................    1,500       1,500       1,500
     Konica Capital........................................    1,000       1,000       1,000
     Transamerica Corporation..............................    1,500       1,500       1,500
     Other Financial.......................................    6,000       6,000       6,000
  Industrial...............................................    3,000       3,000       3,000
Other Variable Rate Investments
  Provident Institutional Funds
     Tempcash Fund.........................................   11,995      11,995      11,995
  Other....................................................    2,576       2,576       2,576
                                                             -------     -------   -----------
     Total short-term investments at
       September 24, 1994..................................  $40,098     $40,071     $40,071
                                                             =======     =======   ============


                                                                      SCHEDULE V

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------

                         PROPERTY, PLANT AND EQUIPMENT
                             (Dollars in thousands)

                                     Balance at                                                 Balance
                                     Beginning      Additions                                    at End
          Classification              of Year        at Cost      Retirements     Other(a)      of Year
- -----------------------------------  ----------     ---------     -----------     ---------     --------
FOR THE YEAR ENDED
  SEPTEMBER 26, 1992:
  Land and land improvements.......   $  8,320      $     50        $   (122)       $    --      $ 8,248
  Buildings........................     17,788         1,251             (23)            --       19,016
  Machinery and equipment..........    226,498         4,900          (1,863)            --      229,535
  Construction in progress.........      6,046        (2,053)(b)          --             --        3,993
                                     ----------     ---------     -----------     ---------     --------
                                      $258,652      $  4,148        $(2,008)       $     --     $260,792
                                     =========      ========      ===========     =========     ========
FOR THE YEAR ENDED
  SEPTEMBER 25, 1993:
  Land and land improvements.......   $  8,248      $    186        $    (12)       $    --      $ 8,422
  Buildings........................     19,016           121              --             --       19,137
  Machinery and equipment..........    229,535         6,404          (1,767)            --      234,172
  Construction in progress.........      3,993          (631)(b)          --             --        3,362
                                     ----------     ---------     -----------     ---------     --------
                                      $260,792      $  6,080         $(1,779)      $     --     $265,093
                                     =========      ========      ===========     =========     ========
FOR THE YEAR ENDED
  SEPTEMBER 24, 1994:
  Land and land improvements.......   $  8,422      $  1,210        $     --        $  (682)     $ 8,950
  Buildings........................     19,137           756            (283)          (719)      18,891
  Machinery and equipment..........    234,172         9,389          (3,993)        (8,185)     231,383
  Construction in progress.........      3,362           405 (b)          --           (270)       3,497
                                     ----------     ---------     -----------     ---------     --------
                                      $265,093      $ 11,760         $(4,276)       $(9,856)    $262,721
                                     =========      ========      ===========     =========     ========

- ---------------

(a) Reductions due to the sale of subsidiary.

(b) Net change in construction in progress for the year.


                                                                     SCHEDULE VI

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------

                  ACCUMULATED DEPRECIATION AND AMORTIZATION OF
                         PROPERTY, PLANT AND EQUIPMENT

                             (Dollars in thousands)

                                                      Additions
                                       Balance at     Charged to                                  Balance
                                       Beginning      Costs and                                    at End
          Classification                of Year        Expenses      Retirements     Other(a)     of Year
- -----------------------------------    ----------     ----------     -----------     --------     --------
FOR THE YEAR ENDED
  SEPTEMBER 26, 1992:
  Land and land improvements.......     $    602       $    189        $    --       $    --      $    791
  Buildings........................        2,213            444             (1)           --         2,656
  Machinery and equipment..........       53,772         17,485           (380)           --        70,877
                                       ----------     ----------     -----------     --------     --------
                                        $ 56,587       $ 18,118        $  (381)      $    --      $ 74,324
                                       =========      ==========     ===========     ========     ========
FOR THE YEAR ENDED
  SEPTEMBER 25, 1993:
  Land and land improvements.......     $    791       $    197        $    --       $    --      $    988
  Buildings........................        2,656          1,015             --            --         3,671
  Machinery and equipment..........       70,877         16,928           (837)           --        86,968
                                       ----------     ----------     -----------     --------     --------
                                        $ 74,324       $ 18,140        $  (837)      $    --      $ 91,627
                                       =========      ==========     ===========     ========     ========
FOR THE YEAR ENDED
  SEPTEMBER 24, 1994:
  Land and land improvements.......     $    988       $    192        $    --       $   (22)     $  1,158
  Buildings........................        3,671            434           (217)         (134)        3,754
  Machinery and equipment..........       86,968         17,409         (3,659)       (3,448)       97,270
                                       ----------     ----------     -----------     --------     --------
                                        $ 91,627       $ 18,035        $(3,876)      $(3,604)     $102,182
                                       =========      ==========     ===========     ========     ========

- ---------------

(a) Reductions due to the sale of subsidiary.


                                                                   SCHEDULE VIII

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------

                       VALUATION AND QUALIFYING ACCOUNTS

                             (Dollars in thousands)

                                                                     Reserves Deducted from
                                                                    Assets in Balance Sheets
                                                                  ----------------------------
                                                                   Allowance
                                                                      for          Allowance
                                                                   Doubtful         for Cash
                                                                  Accounts(1)     Discounts(1)
                                                                  -----------     ------------
BALANCE, September 28, 1991...................................      $ 1,138         $     97
  Additions:
     Charged to costs and expenses............................          632            1,903
  Deductions:
     Net charges of nature for which
       reserves were created..................................         (463)          (1,792)
                                                                  -----------     ------------
BALANCE, September 26, 1992...................................      $ 1,307         $    208
  Additions:
     Charged to costs and expenses............................          572            2,338
  Deductions:
     Net charges of nature for which
       reserves were created..................................       (1,060)          (2,293)
                                                                  -----------     ------------
BALANCE, September 25, 1993...................................      $   819         $    253
  Additions:
     Charged to costs and expenses............................          343            2,298
  Deductions:
     Sale of subsidiary.......................................         (305)              --
     Net charges of nature for which
       reserves were created..................................         (220)          (2,245)
                                                                  -----------     ------------
BALANCE, September 24, 1994...................................      $   637         $    306
                                                                  ===========     ============

- ---------------

(1) Deducted from accounts receivable


                                                                     SCHEDULE IX

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------

                             SHORT-TERM BORROWINGS

                             (Dollars in thousands)

                                                      MAXIMUM
                                                       AMOUNT        AVERAGE      WEIGHTED
                                         WEIGHTED   OUTSTANDING      AMOUNT        AVERAGE
                               BALANCE   AVERAGE    AT MONTH-END   OUTSTANDING    INTEREST
    CATEGORY OF AGGREGATE      AT END    INTEREST      DURING        DURING      RATE DURING
  SHORT-TERM BORROWINGS(1)     OF YEAR     RATE       THE YEAR     THE YEAR(2)   THE YEAR(2)
- -----------------------------  -------   --------   ------------   -----------   -----------
FOR THE YEAR ENDED
  SEPTEMBER 26, 1992:
     Lines of credit.........  $20,279     7.29%      $ 31,744       $24,127         7.62%
     Other notes.............      402     5.58            608           297         5.58
                               -------              ------------   -----------
                               $20,681     7.26       $ 32,352       $24,424         7.59
                               =======              ============   ===========
FOR THE YEAR ENDED
  SEPTEMBER 25, 1993:
     Lines of credit.........  $26,229     7.30%      $ 29,729       $25,333         7.30%
     Other notes.............      738     5.58          1,137           533         5.58
                               -------              ------------   -----------
                               $26,967     7.27       $ 30,866       $25,866         7.27
                               =======              ============   ===========
FOR THE YEAR ENDED
  SEPTEMBER 24, 1994:
     Lines of credit.........  $28,197     9.05%      $ 33,353       $29,011         7.89%
     Other notes.............      675     5.29            855           490         5.58
                               -------              ------------   -----------
                               $28,872     8.96       $ 34,208       $29,501         7.86
                               =======              ============   ===========

- ---------------

(1) Short-term borrowings were under various bank line of credit agreements and short-term demand notes which are used to finance various insurance contracts.

(2) Computed on a monthly weighted average basis.


                                                                      SCHEDULE X

                        NS GROUP, INC. AND SUBSIDIARIES
                         ------------------------------


               SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION


                             (Dollars in thousands)

                                                        CHARGED TO
                                                        COSTS AND
                         ITEM                            EXPENSES
- ------------------------------------------------------  ----------
For the Year Ended September 26, 1992:
  Maintenance and repairs.............................   $ 23,904
                                                        ==========
For the Year Ended September 25, 1993:
  Maintenance and repairs.............................   $ 21,703
                                                        ==========
For the Year Ended September 24, 1994:
  Maintenance and repairs.............................   $ 21,249
                                                        ==========


                               INDEX TO EXHIBITS


                                                                                    SEQUENTIAL
 EXHIBIT                                                                               PAGE
  NUMBER                                  DESCRIPTION                                 NUMBER
- ----------  ----------------------------------------------------------------------- ----------
    1.1**   Form of Underwriting Agreement between NS Group, Inc. (the "Company")
            and Chemical Securities Inc. and CS First Boston Corporation
    3.1     Amended and Restated Articles of Incorporation of the Company, filed
            January 11, 1990
    3.2     Amended and Restated By-laws of the Company, dated November 14, 1991, filed as Exhibit 3(b) to Company's Form 10-K for the fiscal year ended
            September 28, 1991, File No. 1-9383, and incorporated herein by this reference
    3.3     Articles of Incorporation of Erlanger Tubular Corporation ("Erlanger"),
            as amended June 4, 1987
    3.4     Code of Regulations of Erlanger, as amended January 2, 1990
    3.5     Articles of Incorporation of Imperial Adhesives, Inc. ("Imperial"), as
            amended March 27, 1986
    3.6     Code of Regulations of Imperial, as amended December 11, 1989
    3.7     Articles of Incorporation of Koppel Steel Corporation ("Koppel"), dated
            July 9, 1990
    3.8     Bylaws of Koppel, as amended January 2, 1990
    3.9     Articles of Incorporation of Newport Steel Corporation ("Newport"), as
            amended April 15, 1987
    3.10    Bylaws of Newport, as amended January 2, 1990
    3.11    Articles of Incorporation of Northern Kentucky Air, Inc., dated March
            3, 1984
    3.12    Bylaws of Northern Kentucky Air, Inc., as amended January 2, 1990
    3.13    Articles of Incorporation of Northern Kentucky Management, Inc., dated
            May 21, 1981
    3.14    Bylaws of Northern Kentucky Management, Inc., as amended January 2,
            1990
    4.1*    Form of Indenture (including form of Senior Secured Note) between the
            Company and Huntington National Bank, as trustee (the "Trustee")
    4.2*    Form of Mortgage and Collateral Assignment of Leases from Newport to the Trustee
    4.3*    Form of Mortgage and Collateral Assignment of Leases from Koppel to the
            Trustee (Pennsylvania)
    4.4*    Form of Mortgage and Collateral Assignment of Leases from Koppel to the
            Trustee (Texas)
    4.5*    Form of Mortgage and Collateral Assignment of Leases from Erlanger to the Trustee
    4.6*    Form of ICN Mortgage and Collateral Assignment of Leases from Newport to the Company
    4.7*    Form of ICN Mortgage and Collateral Assignment of Leases from Koppel to the Company (Pennsylvania)
    4.8*    Form of ICN Mortgage and Collateral Assignment of Leases from Koppel to the Company (Texas)
    4.9*    Form of ICN Mortgage and Collateral Assignment of Leases from Erlanger to the Company
    4.10*   Form of Security Agreement between Newport and the Trustee
    4.11*   Form of Security Agreement between Koppel and the Trustee
    4.12*   Form of Security Agreement between Erlanger and the Trustee
    4.13*   Form of ICN Security Agreement between Newport and the Company



                                                                                    SEQUENTIAL
 EXHIBIT                                                                               PAGE
  NUMBER                                  DESCRIPTION                                 NUMBER
- ----------  ----------------------------------------------------------------------- ----------
    4.14*   Form of ICN Security Agreement between Koppel and the Company
    4.15*   Form of ICN Security Agreement between Erlanger and the Company
    4.16*   Form of Pledge Agreement between the Company and the Trustee
    4.17*   Form of Subsidiary Guarantee
    4.18*   Form of Intercreditor Agreement between the Trustee and the Bank of New
            York Commercial Corporation, as agent under the Credit Facility
    4.19*   Form of Subordination Agreement between the Trustee and the
            Commonwealth of Pennsylvania, Department of Commerce
    4.20*   Form of Subordination Agreement between the Trustee and the City of
            Dayton, Kentucky
    4.21*   Form of Credit Facility among Newport, Koppel, Imperial, Bank of New
            York Commercial Corporation and PNC Bank Ohio, N.A.
    4.22*   Form of Guarantee and Security Agreement to be executed by the Company,
            Erlanger, Northern Kentucky Air, Inc. and Northern Kentucky Management,
            Inc.
    5.1*    Opinion of Bryan Cave
   10.1     Company's Amended Employee Incentive Stock Option Plan, filed as
            Exhibit 10(a) to Company's Form 10-K for the fiscal year ended
            September 30, 1989, File No. 1-9838, and incorporated herein by this reference
   10.2     Company's Executive Bonus Plan, filed as Schedule B to Exhibit 10.4 to
            Company's Registration Statement on Form S-18, File No. 2-90643, and
            incorporated herein by this reference
   10.3     Company's Non-Qualified Stock Option and Stock Appreciation Rights Plan
            of 1988, filed as Exhibit 1 to Company's Proxy Statement dated January
            13, 1989, File No. 1-9838, and incorporated herein by this reference
   10.4     Rights Agreement dated as of November 17, 1988 between Company and
            Pittsburgh National Bank, filed as Exhibit 1 to Company's Form 8-K dated November 17, 1988, File No. 1-9838, and incorporated herein by this reference, and Appointment and Amendment Agreement dated July 29,
            1994 between Registrant and Registrar and Transfer Company, filed as
            Exhibit 10(d) to Company's Form 10-Q dated May 29, 1994, File No.
            1-9838, and incorporated herein by reference
   10.5     Company's 1993 Incentive Stock Option Plan, filed as Exhibit 1 to
            Company's Proxy Statement dated December 22, 1992, File No. 1-9838, and incorporated herein by this reference
   10.6     Transfer Agreement, dated September 29, 1993, filed on September 28,
            1993 as Exhibit 10.2 to the Amendment No. 2 to the Registration
            Statement on Form S-1 of Kentucky Electric Steel, Inc., File No.
            33-67140, and incorporated herein by this reference
   10.7     Tax Agreement, dated October 6, 1993, by and among NS Group, Inc.,
            Kentucky Electric Steel, Inc. and NSub I, Inc. (formerly Kentucky
            Electric Steel Corporation), filed as Exhibit 10(h) to Company's Form
            10-K for the fiscal year ended September 25, 1993, File No. 1-9383, and incorporated herein by this reference
   10.8     Registration Rights Agreement dated October 6, 1993 among Kentucky
            Electric Steel, Inc., NS Group, Inc. and NSub I, Inc. (formerly
            Kentucky Electric Steel Corporation), filed as Exhibit 10(i) to
            Company's Form 10-K for fiscal year ended September 25, 1993, File No.
            1-9383, and incorporated herein by this reference
   10.9     Form of 11% Subordinated Convertible Debenture due 2005, filed as
            Exhibit 4.1 to Company's Form 8-K dated October 18, 1990, File No.
            1-9838, and incorporated herein by this reference


                                                                                    SEQUENTIAL
 EXHIBIT                                                                               PAGE
  NUMBER                                  DESCRIPTION                                 NUMBER
- ----------  ----------------------------------------------------------------------- ----------


   10.10    Form of Warrant dated October 4, 1990, filed as Exhibit 4.2 to
            Company's Form 8-K dated October 18, 1990, File No. 1-9838, and incorporated herein by reference; and First Amendment to Warrant dated
            September 26, 1992, filed as Exhibit 4(c) to Company's Form 10-K for the fiscal year ended September 26, 1992, File No. 1-9838, and incorporated herein by this reference
   12.1**   Computation of Earnings to Fixed Charges
   21.1**   Subsidiaries of the Company
   23.1*    Consent of Arthur Andersen LLP
   23.2     Consent of Bryan Cave is included in the opinion of Bryan Cave, filed as Exhibit 5.1
   24.1     Powers of Attorney (reference is made to the signature page of this
            Registration Statement)
   25.1*    Statement of Eligibility of Trustee under the Trust Indenture Act of
            1939 on Form T-1
 27**       Financial Data Schedule

- ---------------
* To be filed by Amendment


**Previously Filed

